UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 13, 2021

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	File No. 1-3285	41-0417775
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code) (651) 733-1110

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Exchange on which registered
Common Stock, Par Value $.01 Per Share	MMM	New York Stock Exchange, Inc.
	MMM	Chicago Stock Exchange, Inc.
1.500% Notes due 2026	MMM26	New York Stock Exchange, Inc.
0.375% Notes due 2022	MMM22A	New York Stock Exchange, Inc.
0.950% Notes due 2023	MMM23	New York Stock Exchange, Inc.
1.750% Notes due 2030	MMM30	New York Stock Exchange, Inc.
1.500% Notes due 2031	MMM31	New York Stock Exchange, Inc.

Note: The common stock of the Registrant is also traded on the SWX Swiss Exchange.

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On December 13, 2021, 3M Company (the “Company”), Garden SpinCo Corporation, a wholly owned subsidiary of the Company (“SpinCo”), Neogen Corporation (“Neogen”) and Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company’s food safety business (the “SpinCo Business”) will combine with Neogen in a Reverse Morris Trust transaction.

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of December 13, 2021, among the Company, SpinCo and Neogen (the “Separation Agreement”), the Company will, among other things, and subject to the terms and conditions of the Separation Agreement, transfer the SpinCo Business to SpinCo and its subsidiaries (the “Reorganization”) and, in connection therewith, will distribute (the “Distribution”) to the Company’s common stockholders shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving company in the Merger and as a wholly owned subsidiary of Neogen.

Agreement and Plan of Merger

Upon consummation of the transactions contemplated by the Merger Agreement, each share of SpinCo Common Stock outstanding will automatically be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of Neogen (“Neogen Common Stock”), at an exchange ratio calculated such that following the Merger former holders of SpinCo Common Stock will own, in the aggregate, 50.1% of the issued and outstanding Neogen Common Stock and the existing holders of Neogen Common Stock will own, in the aggregate, 49.9% of the issued and outstanding Neogen Common Stock.

The Merger Agreement provides that, in connection with the Merger, two individuals to be designated by the Company will be added to Neogen’s Board of Directors as of the effective time of the Merger.

The Merger Agreement contains customary representations and warranties made by each of the Company, SpinCo, Neogen and Merger Sub. The Company, SpinCo, Neogen and Merger Sub have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to use reasonable best efforts to conduct their respective operations in the ordinary course of business in all material respects (with respect the Company, solely related to the SpinCo Business) and (ii) not to take certain actions prior to the closing of the Merger (“Closing”) without the prior written consent of the other party.

In addition, Neogen has agreed (i) to cause a stockholder meeting to be held for the purpose of voting upon (A) the issuance of shares of Neogen Common Stock (the “Stock Issuance”) and (B) certain amendments to the certificate of incorporation (the “Charter Amendment”) and the bylaws of Neogen (the “Bylaws Amendment” and together with the Stock Issuance and the Charter Amendment, the “Stockholder Proposals”), (ii) not to solicit alternative transactions and (iii) subject to certain exceptions, to recommend that Neogen’s stockholders vote in favor of the Stockholder Proposals and not to engage in any negotiations or discussions, or furnish any nonpublic information relating to Neogen or its subsidiaries, in connection with any alternative transactions.

Consummation of the Merger is subject to satisfaction or waiver of a number of conditions, including, among others, (i) the Reorganization and the Distribution and the other transactions contemplated by the Separation Agreement to occur prior to the Distribution having taken place in accordance with the Separation Agreement in all material respects; (ii) the effectiveness of Neogen’s registration statement registering Neogen Common Stock to be issued pursuant to the Merger Agreement and SpinCo’s registration statement registering the SpinCo Common Stock in connection with the Distribution; (iii) approval of the Stockholder Proposals by the requisite vote of Neogen’s stockholders; (iv) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by certain foreign regulatory authorities; (v) approval by Nasdaq of the listing of shares of Neogen Common Stock issuable pursuant to the Merger, subject to official notice of issuance, (vi) the Company’s receipt of a private letter ruling from the Internal Revenue Service regarding U.S. federal income tax consequences of the transactions contemplated by the Merger Agreement and Separation Agreement, and certain other rulings issued by the Internal Revenue Services or foreign tax authorities, (vii) receipt of legal opinions with respect to the tax-free nature of the proposed transaction, (viii) subject to certain exceptions, the consummation of the Debt Exchange described below, and (ix) receipt by the Company of the SpinCo Cash Distribution (as defined below). The parties have agreed to use their respective reasonable best efforts to obtain all necessary approvals from Governmental Authorities (as defined in the Merger Agreement) and third parties to consummate the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement provides for certain mutual termination rights of the Company and Neogen, including the right of either party to terminate the Merger Agreement: (i) if the Merger is not consummated prior to December 13, 2022, which is subject to an automatic extension to March 13, 2023 in connection with receipt of regulatory clearance (the “Outside Date”); (ii) if a Governmental Authority has permanently prohibited, restrained, made illegal the consummation of the Merger or the other transactions contemplated under the Merger Agreement; and (iii) if the approval of the Stockholder Proposals (with respect to the Stock Issuance, Charter Amendment and Bylaws Amendment) has not been obtained at a duly convened meeting of Neogen’s stockholders.

Each party has the right to terminate the Merger Agreement in the event that the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement such that the related closing condition would not be satisfied at Closing subject to a 60-day cure right for breaches capable of being cured. The Company has the right to terminate the Merger Agreement if Neogen’s board of directors has effected an adverse recommendation change prior to receipt of Neogen stockholder approval of the Stockholder Proposals.

In addition, the Merger Agreement provides that Neogen will have to pay the Company a termination fee equal to $140,000,000 in the event that the Company has terminated the Merger Agreement due to an adverse recommendation change by Neogen’s board of directors, or if the Merger Agreement has been terminated in certain circumstances where a proposal to acquire Neogen has been publicly announced and not publicly withdrawn and within 12 months after the date of such termination Neogen either enters into a definitive agreement with respect to an acquisition of Neogen or such an acquisition has been consummated.

In connection with the Merger Agreement and the Separation Agreement, SpinCo will (i) incur certain indebtedness, (ii) pay a cash distribution to the Company (the “SpinCo Cash Distribution”) and (iii) in certain circumstances, issue to the Company debt instruments of SpinCo (the “SpinCo Debt Distribution”) on terms determined in accordance with the Merger Agreement, in an aggregate amount to be determined in accordance with the Separation Agreement referred to below, with the SpinCo Debt Distribution being subject to potential adjustments under the terms of the Separation Agreement. The Company expects to exchange the SpinCo debt instruments for outstanding debt obligations of the Company to be identified by the Company (the “Debt Exchange”). Each of the Company and Neogen will use reasonable best efforts to facilitate the Debt Exchange. Unless the Company has waived the condition in the Merger Agreement requiring consummation of the Debt Exchange, if the Debt Exchange is unable to be consummated via the issuance or incurrence of indebtedness within the parameters set forth in the Merger Agreement, the parties agree that the Company may, but shall not be required to, complete the issuance or incurrence of the Debt Exchange outside such parameters to the extent necessary to consummate the Debt Exchange prior to the Distribution, as determined by the Company in good faith, after reasonable consultation with Neogen.

Separation Agreement

The Separation Agreement governs the rights and obligations of the Company, Neogen and SpinCo regarding the Reorganization, and provides, among other things, for the transfer by the Company to SpinCo of certain assets, and the assumption by SpinCo of certain liabilities, related to the SpinCo Business. The Separation Agreement also governs the rights and obligations of the Company and SpinCo regarding the Distribution. At the Company’s election, the Distribution may be effected by means of either (i) a distribution to the Company’s stockholders of shares of SpinCo Common Stock (“Spin-Off”) or (ii) consummation of an offer to exchange outstanding shares of the Company’s Common Stock for shares of SpinCo Common Stock (“Exchange Offer”), which may be followed by a pro-rata, clean-up distribution of any unsubscribed shares of SpinCo Common Stock, or (iii) a combination of a Spin-Off and an Exchange Offer.

The Separation Agreement also sets forth other agreements among the Company, SpinCo and Neogen related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts and the obtaining of necessary governmental approvals and third-party consents. The Separation Agreement also sets forth agreements that will govern certain aspects of the relationship between the Company, SpinCo and Neogen after the Distribution, including provisions with respect to release of claims, indemnification, access to financial and other information and access to and provision of records.

In addition to the distribution of shares of SpinCo Common Stock to the Company’s stockholders by way of the Spin-Off or Exchange Offer and the Debt Exchange, SpinCo will transfer to the Company an amount of cash determined in relation to the adjusted bases of the assets transferred to SpinCo, subject to a customary net working capital adjustment.

Consummation of the Distribution is subject to a number of conditions, including, among others, (i) the completion of the Reorganization, (ii) receipt of customary solvency and surplus opinions, (iii) the Company’s receipt of certain tax opinions, (iv) the Company’s receipt of a private letter ruling from the Internal Revenue Service regarding U.S. federal income tax consequences of the transactions contemplated by the Merger Agreement and Separation Agreement, and certain other rulings issued by the Internal Revenue Services or foreign tax authorities, and (v) the satisfaction or waiver of all conditions under the Merger Agreement (other than those conditions that are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time).

Certain additional agreements have been or will be entered into in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, including, among others:

•

an Asset Purchase Agreement between the Company and Neogen, pursuant to which the Company will transfer certain assets and liabilities through a direct asset sale in exchange for cash, including certain local transfer documents that may be required pursuant to applicable local law to effect the transactions contemplated by the Asset Purchase Agreement;

•

an Employee Matters Agreement among the Company, SpinCo and Neogen, which will govern, among other things, the Company, SpinCo and Neogen’s obligations with respect to current and former employees of the SpinCo Business;

•

a Transition Services Agreement among the Company, Neogen and SpinCo, pursuant to which each of the Company and Neogen (as applicable) will, on a transitional basis, provide the other party with certain support services and other assistance after Closing;

•

a Transition Distribution Services Agreement among the Company, Neogen and SpinCo, which sets forth the terms and conditions pursuant to which the Company will act as a distributor and provide certain services related to the shipment and sale of certain products for Neogen for a limited period following the Closing;

•

a Transition Contract Manufacturing Agreement among the Company, Neogen and SpinCo, which sets forth the terms and conditions pursuant to which the Company will act as a manufacturer and sell to Neogen certain products for a limited period following the Closing;

•

a Tax Matters Agreement among the Company, Neogen and SpinCo, which governs, among other things, the Company, SpinCo and Neogen’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and Merger Agreement and certain other tax matters;

•

a Real Estate License Agreement between the Company (or one of its affiliates) and Neogen, pursuant to which the Company will provide a license to Neogen such that certain of its employees may use certain of the Company’s premises for a limited period following the Closing;

•

a Transitional Trademark License Agreement among the Company, SpinCo, Neogen and 3M Innovative Properties Company, pursuant to which Neogen and SpinCo, and their respective affiliates, will receive a transitional license to continue using certain trademarks owned by the Company in connection with the manufacturing, distribution and sale of existing inventory and products; and

•

an Intellectual Property Cross License Agreement between the Company and SpinCo, pursuant to which the Company and SpinCo will grant and receive licenses to use certain intellectual property owned or controlled by the granting party as of the Distribution.

Commitment Letter

On December 13, 2021, SpinCo entered into a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. (“JPM”) and Goldman Sachs Bank USA (together with JPM, the “Lenders”) pursuant to which the Lenders have committed to provide a senior secured 364-day term loan bridge credit facility (the “Bridge Facility”) in an amount up to $1 billion to SpinCo in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the Asset Purchase Agreement, such commitment amount to be reduced by, among other things, the amount of (a) any senior notes issued by SpinCo and/or its affiliates and/or (b) any borrowings by SpinCo and/or its affiliates under a senior secured term loan facility, as more fully set forth in the Commitment Letter. The proceeds of any loans under the Bridge Facility will be used by SpinCo to fund, in part, a cash transfer to the Company and to otherwise fund the other transactions contemplated by the Merger Agreement, the Separation Agreement and the Asset Purchase Agreement and to pay related transaction fees and expenses. The commitments under the Commitment Letter are subject to customary closing conditions. If the Bridge Facility is funded, upon consummation of the Merger, SpinCo will become a wholly owned subsidiary of Neogen and thereafter, Neogen and its material U.S. wholly-owned subsidiaries will become guarantors of the Bridge Facility and will pledge substantially all their assets to secure the obligations thereunder (in each case subject to certain customary exceptions).

The Merger Agreement and the Separation Agreement have been filed, and the above descriptions have been included, to provide investors and securityholders with information regarding the terms of such agreements. They are not intended to provide any other factual information about the Company, Neogen, SpinCo, Merger Sub, their respective subsidiaries or affiliates, or the SpinCo Business. The Merger Agreement and the Separation Agreement each contain representations and warranties that the Company and SpinCo, on the one hand, and Neogen and Merger Sub on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties to such agreements and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of such agreements. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, such representations and warranties should not be relied upon as statements of factual information.

The foregoing summary descriptions of the Merger Agreement, the Separation Agreement and the transactions contemplated thereby do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Separation Agreement, copies of which are attached hereto as Exhibit 99.1 and Exhibit 9.2, respectively, and the terms of which are incorporated herein by reference.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between the Company, Neogen and SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on the Company and Neogen’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Company and Neogen’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the Company, Neogen and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined Neogen-SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and SpinCo, on the expected timeframe or at all; (6) the ability of the combined Neogen-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined Neogen-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of the Company; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in the Company and Neogen’s reports filed with the SEC, including the Company and Neogen’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of the Company, Neogen or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Neogen and SpinCo intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, SpinCo expects to file a registration statement in connection with its separation from the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NEOGEN, SPINCO AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov.The proxy statement, prospectus and/or information statement and other documents (when they become available) can also be obtained free of charge from the Company upon written request to 3M Investor Relations Department, Bldg. 224-1W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, the Company, Neogen and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Neogen may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1*	Agreement and Plan of Merger, dated December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, Neogen Corporation and Nova RMT Sub, Inc.

99.2*	Separation and Distribution Agreement, dated December 13, 2021, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL
* Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request, provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, as amended, for any schedule or exhibit so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

3M COMPANY

By:	/s/ Ivan K. Fong
Ivan K. Fong,
Executive Vice President, Chief Legal and Policy Officer & Secretary

Dated: December 16, 2021

Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 13, 2021

by and among

3M COMPANY,

GARDEN SPINCO CORPORATION,

NEOGEN CORPORATION

and

NOVA RMT SUB, INC.

-i-

-ii-

-iii-

EXHIBITS
Exhibit A	Separation and Distribution Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Transition Contract Manufacturing Agreement
Exhibit F	Form of Transition Distribution Services Agreement
Exhibit G	Form of Parent Charter Amendment
Exhibit H	Form of Parent Bylaw Amendment
Exhibit I	Asset Purchase Agreement
Exhibit J	Form of Transitional Trademark License Agreement
Exhibit K	Form of Clean-Trace™ Agreement
Exhibit L	Form of Intellectual Property Cross-License Agreement

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 13, 2021, is entered into by and among 3M Company, a Delaware corporation (the “Company”), Garden SpinCo Corporation, a Delaware corporation and wholly owned Subsidiary of the Company (“SpinCo”), Neogen Corporation, a Michigan corporation (“Parent”), and Nova RMT Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS:

(1) SpinCo is a wholly owned, direct Subsidiary of the Company;

(2) contemporaneously with the execution of this Agreement, the Company, SpinCo and Parent are entering into the Separation and Distribution Agreement, pursuant to which the Company will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the SpinCo Entities;

(3) prior to the Distribution, in consideration of the transfer to SpinCo of the SpinCo Assets contemplated by the Reorganization, SpinCo will (a) make a cash payment to the Company in an aggregate amount equal to the SpinCo Payment and (b) if applicable, transfer to the Company the SpinCo Exchange Debt in an aggregate principal amount equal to the Above Basis Amount;

(4) upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, the Company will either (a) distribute all of the shares of SpinCo Common Stock to the Company shareholders without consideration on a pro rata basis (the “One-Step Spin-Off”), or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of Company Common Stock and, in the event that the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”);

(5) the disposition by the Company of 100% of the SpinCo Common Stock, whether by way of the One-Step Spin-Off or the Exchange Offer (followed by any Clean-Up Spin-Off) is referred to as the “Distribution,” and the Distribution together with the Reorganization is referred to as the “Separation”;

(6) following the Separation, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation, upon the terms and subject to the conditions set forth herein;

(7) the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock pursuant to the Merger (the “Parent Share Issuance”), the Parent Charter Amendment and the Parent Bylaw Amendment, are fair to and in the best interests of Parent and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the shareholders of Parent approve the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment (the “Parent Board Recommendation”), and (d) directed that each of the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment be submitted to a vote at a meeting of Parent’s shareholders;

(8) the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

(9) the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;

(10) the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement); and

(11) it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” under Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code.

NOW, THEREFORE:

In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

(1) “Above Basis Amount” has the meaning set forth in the Separation and Distribution Agreement.

(2) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and use provisions that are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting Parent’s compliance with its obligations under this Agreement.

(3) “Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving as a party any Governmental Authority.

(4) “Adverse Law Event” means (i) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Tax-Free Status, (ii) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Tax-Free Status or (iii) the failure by the IRS to issue any ruling (other than any (A) Code Section 355(e) “counting” ruling not related to the matters set forth in Section 1.1(4) of the SpinCo Disclosure Schedule, (B) any such ruling in connection with the Debt Exchange (a “Debt Exchange Ruling”) if the IRS has issued a satisfactory ruling addressing the nonqualified preferred stock referred to in Section 6.02(d) of the Tax Matters Agreement (an “NQPS Ruling”) or (C) an NQPS Ruling if the IRS has issued a satisfactory Debt Exchange Ruling) requested in the IRS Ruling Request.

(5) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Parent shall include the SpinCo Entities.

(6) “Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the Disclosure Schedules), as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

(7) “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(8) “Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of the date hereof, between the Company and Parent, attached as Exhibit I to this Agreement.

(9) “Balance Sheet Date” means June 30, 2021.

(10) “Basis Amount” has the meaning set forth in the Separation and Distribution Agreement.

(11) “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and compensation plan, program, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other benefit plan program, agreement, policy or other arrangement, in each case, that is maintained for the benefit of current and/or former directors, officers, consultants or employees, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

(12) “Books and Records” has the meaning set forth in the Separation and Distribution Agreement.

(13) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, Lansing, Michigan or St. Paul, Minnesota.

(14) “Clean-Trace™ Agreement” means the Distribution Agreement in substantially the form attached as Exhibit K to this Agreement to be entered into between the Company and SpinCo at or prior to the Distribution Time.

(15) “Code” means the Internal Revenue Code of 1986, as amended.

(16) “Collective Bargaining Agreement” means a collective bargaining agreement or a master labor contract.

(17) “Commercial Food Safety Applications” means (x) finished products, raw materials (including water), or in-process products, materials, or samples, in each case, used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including materials for pet consumption); (y) physical surfaces in facilities used in connection with commercial development, processing, or production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption); and (z) clean-in-place final rinse water used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption).

(18) “Company Benefit Plan” means each Benefit Plan that (a) is or has been maintained, sponsored, contributed to or entered into by the Company or any of its Affiliates for the benefit of any SpinCo Employee or Former SpinCo Employee and (b) that is not a SpinCo Benefit Plan.

(19) “Company Business” has the meaning set forth in the Separation and Distribution Agreement.

(20) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(21) “Company Distribution Tax Representations” means the representations of an officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to EY and WLRK, delivered to EY and WLRK in connection with the Distribution Tax Opinions.

(22) “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to, materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation.

(23) “Company Representatives” means all individuals who, as of the Closing Date, are employed by the Company or any of its Subsidiaries and were directly involved in the transactions contemplated hereby, directly supervised one or more SpinCo Employees immediately prior to the Closing.

(24) “Company SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by the Company or SpinCo with the SEC since January 1, 2019.

(25) “Company Tax Opinions” means the Distribution Tax Opinions and the Company Merger Tax Opinion.

(26) “Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Parent and the Company, dated as of October 11, 2019, as amended on December 12, 2021.

(27) “Consent” means any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

(28) “Contract” means any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument; provided that Contract shall not include any Company Benefit Plan or any Parent Benefit Plan.

(29) “Contribution” has the meaning set forth in the Separation and Distribution Agreement.

(30) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(31) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

(32) “Debt Exchange” means the exchange by the Company of SpinCo Exchange Debt in an aggregate principal amount equal to the Above Basis Amount for outstanding Company Exchange Debt.

(33) “DGCL” means the Delaware General Corporation Law.

(34) “Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

(35) “Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

(36) “Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(37) “Environmental Laws” means any Law relating to pollution or protection of the environment or human health and safety.

(38) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(39) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(40) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(41) “Exchange Ratio” means the greater of (x) 108,185,928 or (y) the product of (i) the number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) 1.00400802, in the case of each of clauses (x) or (y), divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

(42) “Excluded Assets” has the meaning set forth in the Separation and Distribution Agreement.

(43) “Excluded Information” has the meaning set forth in the Debt Commitment Letter as in effect as of the date hereof.

(44) “Excluded Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

(45) “EY” means Ernst & Young LLP.

(46) “Foreign Benefit Plan” means any Benefit Plan that is maintained (i) primarily for the benefit of employees outside the United States or (ii) pursuant to the Laws of a country other than the United States.

(47) “Former SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

(48) “Fraud” means any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, with the actual intent to induce the other Party to rely upon the inaccuracy and such other Party having reasonably relied upon such inaccuracy.

(49) “GAAP” means generally accepted accounting principles in the United States.

(50) “Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory or self-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.

(51) “Hazardous Material” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, or any other substance, material or waste that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials and polychlorinated biphenyls.

(52) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(53) “Intellectual Property Rights” has the meaning set forth in the Separation and Distribution Agreement.

(54) “Intellectual Property Cross-License Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(55) “Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

(56) “Intervening Event” means any event, development or change in circumstances with respect to Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries (taken as a whole) first occurring or coming to the attention of the Parent Board after the date of this Agreement and prior to obtaining the Parent Shareholder Approval, and which was not known by, and would not reasonably be expected to have been foreseeable to, the Parent Board as of or prior to the date of this Agreement (or which was known or reasonably foreseeable, but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal, (b) any events, developments or changes in circumstances of the Company or the SpinCo Entities, (c) the status of the Merger under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of Parent Common Stock (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (e) meeting or exceeding internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause thereof, unless such underlying cause would otherwise be excepted by another clause of this definition), (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (g) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, (h) the COVID-19 pandemic, including any changes related thereto or (i) any events, developments or changes in circumstances related to, or any consequences of, the foregoing, constitute or be deemed to contribute to an Intervening Event.

(57) “Inventory” has the meaning set forth in the Separation and Distribution Agreement.

(58) “IRS” means the United States Internal Revenue Service.

(59) “IRS Ruling” means a private letter ruling from the IRS regarding such matters germane to the U.S. federal income Tax consequences of the Separation, Contribution, Distribution and Merger and any related transactions as the Company may determine in good faith consultation with Parent.

(60) “IRS Ruling Request” means the request for the IRS Ruling that will be submitted by the Company to the IRS.

(61) “Knowledge” means (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Schedule, after reasonable inquiry, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Schedule, after reasonable inquiry, and (c) with respect to Parent, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Schedule, after reasonable inquiry.

(62) “Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.

(63) “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

(64) “Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, exclusive license, purchase option, right of first refusal, security interest or other lien of any kind.

(65) “Marketing Period” shall mean the first period of ten (10) consecutive Business Days throughout which (i) the Company and Parent shall have received the Required Information, (ii) the conditions set forth in Section 3.2(e) and Section 3.2(f) of the Separation and Distribution Agreement shall have been satisfied or waived by the Company and (iii) solely with respect to any period prior to August 1, 2022, the condition set forth in Section 8.1(a)(i) shall have been satisfied or (to the extent permitted by applicable Law) waived by the Company or Parent; provided that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) the applicable auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by such auditors or another independent public accounting firm reasonably acceptable to the Company and Parent, (y) the financial statements included in the Required Information that is available to the Company and Parent on the first day of the Marketing Period would be deemed stale or otherwise unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act on the last day of such period in which case the Marketing Period shall not be deemed to commence until the receipt by the Company and Parent of updated Required Information that would not be deemed stale or otherwise unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act on the last day of such new ten (10) consecutive Business Day period or (z) the Company or SpinCo issues a public statement indicating its intent to restate any historical financial statements included in the Required Information or that any such restatement is under consideration in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed or such party has announced that it has concluded that no restatement shall be required; provided, further, that the Marketing Period shall end on any earlier date that is the date on which (A) the Financing and/or the Permanent Financing are funded in full or (B) the Debt Exchange is consummated. If the Company shall in good faith reasonably believe that the Required Information has been provided and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (specifying the date upon which it believes such delivery of Required Information was made and the Marketing Period has commenced), in which case the Required Information shall have be deemed to have been delivered, and such ten (10) consecutive Business Day period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Required Information has not been delivered or the Marketing Period has not commenced in accordance with the preceding sentence and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating in good faith and with specificity which items of Required Information have not been delivered or the reason the Marketing Period has not commenced). Notwithstanding the foregoing, (i) if the Marketing Period shall not have been completed on or prior to August 19, 2022, then it shall not commence until September 6, 2022, (ii) if the Marketing Period shall not have been completed on or prior to December 16, 2022, then it shall not commence until January 3, 2023 and (iii) October 10, 2022, November 11, 2022 and November 25, 2022 shall not be considered Business Days for the purpose of the definition of Marketing Period.

(66) “Merger Tax Opinions” means the Company Merger Tax Opinion and the Parent Merger Tax Opinion.

(67) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

(68) “Non-Transferred Employee Company Representative” means any employee of the Company or any of its Subsidiaries (other than a SpinCo Employee) who is involved in any business of the Company or any of its Subsidiaries that shares one or more facilities with the SpinCo Business.

(69) “NYSE” means the New York Stock Exchange.

(70) “Offer Letters” means, collectively, the French Offer Letter, the Belgian Offer Letter and the Dutch Offer Letter (in each case as defined in the Asset Purchase Agreement).

(71) “Open Source Software” means any software that is subject to or licensed, provided or distributed under, any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

(72) “Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

(73) “Parent Benefit Plan” means each Benefit Plan that is or has been maintained, sponsored, contributed to or entered into by Parent or any of its Affiliates for the benefit of their respective current or former employees.

(74) “Parent Business” means the respective businesses of Parent and its Subsidiaries as conducted as of the date hereof.

(75) “Parent Common Stock” means the common stock, par value $0.16 per share, of Parent.

(76) “Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of November 30, 2016, between Parent and JPMorgan Chase Bank, N.A., as amended, restated, supplemented or otherwise modified to the date hereof.

(77) “Parent Datasite” means the datasite established by Parent for purposes of due diligence of Parent and the Parent Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Company).

(78) “Parent Disclosure Schedule” means the Disclosure Schedule delivered by Parent to the Company and SpinCo on the date hereof and identified as such.

(79) “Parent Distribution Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to EY and WLRK, delivered to EY and WLRK in connection with the Distribution Tax Opinions.

(80) “Parent Intellectual Property” means the Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(81) “Parent IT Assets” means all systems, networks, hardware, or Software that is not a product or component of a product sold or licensed to customers by the Parent Business, including computers, servers, workstations, tablets, phones, servers, blades, peripheral devices, data centers, and equipment and infrastructure related to the foregoing.

(82) “Parent LTI Awards” means, collectively, Parent Options, Parent RSU Awards, and Parent Performance Unit Awards

(83) “Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a Parent Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (vii) any changes resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, actions of Governmental

Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the credit rating of Parent (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (x) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (xi) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures) or (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), if such changes, events, developments, conditions, occurrences or effects disproportionately impact Parent and the Parent Subsidiaries, taken as a whole, as compared to other participants in similar industries in which Parent and the Parent Subsidiaries conduct their businesses, only the incremental disproportionate impact thereof may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, the ability of Parent to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation.

(84) “Parent Option” means an option to purchase Parent Common Stock granted under a Parent Stock Plan.

(85) “Parent Owned Real Property” means all real property owned by Parent or any of its Subsidiaries.

(86) “Parent Performance Unit Award” means a performance stock unit award granted under a Parent Stock Plan.

(87) “Parent Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC to effect the registration under the Securities Act of the issuance of the shares of Parent Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).

(88) “Parent RSU Award” means a restricted stock unit award granted under a Parent Stock Plan.

(89) “Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC since May 31, 2019.

(90) “Parent Shareholder Approval” means the approval of (a) the Parent Share Issuance at the Parent Shareholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of Parent Common Stock entitled to vote thereon, (b) the Parent Charter Amendment at the Parent Shareholders Meeting by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon and (c) the Parent Bylaw Amendment at the Parent Shareholders Meeting by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon.

(91) “Parent Stock Plan” means the Neogen Corporation 2018 Omnibus Incentive Plan, the Neogen Corporation 2015 Omnibus Incentive Plan and the Neogen Corporation 2007 Stock Option Plan (as amended).

(92) “Parent Subsidiaries” means all direct and indirect Subsidiaries of Parent. For the avoidance of doubt, following the Effective Time, the Parent Subsidiaries shall include the SpinCo Entities.

(93) “Parent Merger Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK and Weil, delivered to WLRK and Weil in connection with the Merger Tax Opinions.

(94) “Parent Tax Representations” means the Parent Distribution Tax Representations and the Parent Merger Tax Representations.

(95) “Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

(96) “Permitted Liens” means (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property Rights granted in the ordinary course of business consistent with past practice; (e) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties in possession, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record or any other similar matters not of record which would be disclosed by an accurate survey or physical inspection of the applicable real property (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the Financing or Permanent Financing; (l) restrictions on transfer resulting from securities Laws; and (m) Liens described on Section 1.1(b) of the SpinCo Disclosure Schedule or Section 1.1(b) of the Parent Disclosure Schedule.

(97) “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind.

(98) “Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

(99) “Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

(100) “Privacy Requirements” means all applicable Privacy Laws and all of the Company’s policies, notices, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

(101) “Product” has the meaning set forth in the Separation and Distribution Agreement.

(102) “Proxy Statement” means the proxy statement to be mailed to the shareholders of Parent relating to the Parent Shareholders Meeting, including any amendments or supplements thereto.

(103) “Qualified SpinCo Common Stock” means SpinCo Common Stock received by holders of Company Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

(104) “Record Date” means the close of business on the date determined by the Company Board as the record date for determining stockholders of the Company entitled to receive shares of SpinCo Common Stock in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.

(105) “Reimbursement Obligations” means the sum of (a) all reasonable and documented losses, claims, damages, liabilities and expenses, and out-of-pocket third-party costs and expenses paid in cash by the Company, SpinCo or any of their respective Subsidiaries (collectively, “Indemnified Persons”) in connection with the Financing, any Permanent Financing or the Debt Exchange (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Debt Commitment Letter or the Financing Agreements or in connection with any Permanent Financing or the Debt Exchange, but not including any fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)) (provided that the Reimbursement Obligations shall not include any losses, claims, damages, liabilities or expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of any Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (ii) to the extent arising from a material breach of the obligations of such Indemnified Person under this Agreement or the Separation and Distribution Agreement (as determined by a court of competent jurisdiction in a final non-appealable decision)) and (b) all interest expense and fees paid in cash by SpinCo or any of its Subsidiaries on any of the Financing (whether pursuant to the Debt Commitment Letter, the Financing Agreements or otherwise), any Permanent Financing or the Debt Exchange with respect to any period, or on any date, at or prior to the Closing (for purposes of Section 2.8 of the Separation and Distribution Agreement) or the termination of this Agreement (for purposes of Section 7.6(f) of this Agreement); provided, that (i) any redemption premia, tender premia or consent fees required to redeem or repurchase indebtedness of the Company or any of its Subsidiaries with the net proceeds of the Company Exchange Debt, (ii) costs of preparation of the SpinCo Financial Information and the historical financial statements of the SpinCo Business and (iii) any costs or expenses related to the Company Exchange Debt shall be borne solely by the Company and shall not constitute “Reimbursement Obligations”.

(106) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into the environment.

(107) “Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

(108) “Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

(109) “Required Information” means the “Required Notes Information” (as defined in the Debt Commitment Letter as in effect as of the date hereof), or, solely if the Company has waived the condition set forth in Section 8.2(g)(i)(A), the “Required Bank Information” (as defined in the Debt Commitment Letter as in effect as of the date hereof), in each case of SpinCo and its Subsidiaries.

(110) “Requisite Regulatory Approvals” means the expiration or termination of the applicable waiting period under the HSR Act in connection with the Merger (and any extension thereof under the HSR Act) and all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods set forth on Section 1.1(c) of the Parent Disclosure Schedule.

(111) “Securities Act” means the Securities Act of 1933, as amended.

(112) “Separately Conveyed Assets” has the meaning set forth in the Separation and Distribution Agreement.

(113) “Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof among the Company, Parent and SpinCo, attached as Exhibit A to this Agreement.

(114) “Separation Step Plan” has the meaning set forth in the Separation and Distribution Agreement.

(115) “Software” has the meaning set forth in the Separation and Distribution Agreement.

(116) “Specified Tax Materials” has the meaning set forth in the Tax Matters Agreement.

(117) “SpinCo Contract” has the meaning set forth in the Separation and Distribution Agreement.

(118) “SpinCo Affiliate Contract” means any Contract, whether or not in writing, (a) between any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any SpinCo Entity, on the one hand, and the Company and/or any of its Subsidiaries (other than a SpinCo Entity), on the other hand; provided that for purposes of this definition, Contract shall not include any Company Benefit Plan.

(119) “SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.

(120) “SpinCo Benefit Plan” means each Benefit Plan that is (i) maintained, sponsored or contributed to solely by a SpinCo Entity or to which any SpinCo Entity is a party or under which any SpinCo Entity otherwise has any Liability or obligations, contingent or otherwise, or (ii) primarily for the benefit of SpinCo Employees and/or the Former SpinCo Employees.

(121) “SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

(122) “SpinCo Business Assets” means the SpinCo Assets and the Separately Conveyed Assets.

(123) “SpinCo Business Records” has the meaning set forth in the Separation and Distribution Agreement.

(124) “SpinCo Common Stock” means the common stock, par value $0.01 per share, of SpinCo.

(125) “SpinCo Datasite” means the datasite established by the Company for purposes of due diligence of the SpinCo Entities and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Parent).

(126) “SpinCo Disclosure Schedule” means the Disclosure Schedule delivered by the Company and SpinCo to Parent on the date hereof and identified as such.

(127) “SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

(128) “SpinCo Employee List” has the meaning set forth in the Employee Matters Agreement.

(129) “SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to (or assuming the effect of, as applicable) the Reorganization.

(130) “SpinCo Financial Information” means, collectively, the unaudited, adjusted carve-out statement of revenue and expenses of the SpinCo Business for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the trailing twelve months ended June 30, 2021, and select balance sheet information of the SpinCo Business for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the trailing twelve months ended June 30, 2021, attached to Section 5.9 of the Seller Disclosure Schedules.

(131) “SpinCo IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

(132) “SpinCo Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

(133) “SpinCo Lender Parties” means the SpinCo Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.

(134) “SpinCo Lenders” means the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements in connection with the Financing or the Permanent Financing, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.

(135) “SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

(136) “SpinCo Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a SpinCo Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Entities conduct their businesses, (vii) any changes resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.2), (ix) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (x) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures); provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), if such changes, events, developments, conditions, occurrences or effects disproportionately impact the SpinCo Entities or the SpinCo Business, taken as a whole, as compared to other participants in similar industries to the industries in which the SpinCo Business operates, only the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, the ability of SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the transactions contemplated hereby or thereby, including the Merger and the Separation.

(137) “SpinCo Merger Tax Representations” means the representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK and Weil, delivered to WLRK and Weil in connection with the Merger Tax Opinions.

(138) “SpinCo Payment” has the meaning set forth in the Separation and Distribution Agreement.

(139) “SpinCo Real Property” has the meaning set forth in the Separation and Distribution Agreement.

(140) “SpinCo Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by SpinCo with the SEC to effect the registration under the Exchange Act or the Securities Act, as applicable, of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

(141) “SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization.

(142) “Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.

(143) “Support Obligations” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Affiliates (other than the SpinCo Entities) in support of any obligation of any SpinCo Entity, as set forth on Section 1.1(c) of the SpinCo Disclosure Schedule.

(144) “Tax Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(145) “Tax Returns” has the meaning set forth in the Tax Matters Agreement.

(146) “Taxes” has the meaning set forth in the Tax Matters Agreement.

(147) “Trade Secret” has the meaning set forth in the Separation and Distribution Agreement.

(148) “Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Asset Purchase Agreement, the Tax Matters Agreement, the Transition Contract Manufacturing Agreement, the Transition Distribution Services Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the Intellectual Property Cross-License Agreement, the Clean-Trace™ Agreement, the Real Estate License Agreement and the Offer Letters and, in each case, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

(149) “Transaction Process” means all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Business Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

(150) “Transactions” shall mean the Merger, the Separation, the Distribution and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

(151) “Transition Contract Manufacturing Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(152) “Transition Distribution Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(153) “Transition Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(154) “Transitional Trademark License Agreement” has the meaning set forth in the Separation and Distribution Agreement.

(155) “Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

(156) “Weil” means Weil, Gotshal & Manges LLP.

(157) “Willful Breach” means, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

(158) “WLRK” means Wachtell, Lipton, Rosen & Katz.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Parent SEC Documents	Section 6.8
Additional Requirements	Section 3.1(c)(i)
Agent Agreement	Section 3.2(a)
Alternative Financing	Section 7.6(b)
Alternative Notice	Section 7.9(c)
Applicable Percentage	Section 3.1(c)(i)
Binding Offer Jurisdiction	Section 7.23(b)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Clean-Up Spin-Off	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.18(i)
Company	Preamble
Company Board	Recitals
Company Designated Directors	Section 2.5(a)
Competing Proposal	Section 7.9(g)(i)
Debt Commitment Letter	Section 7.6(a)
Distribution	Recitals
Distribution Documents	Section 5.23
Distribution Tax Opinions	Section 7.3(a)
Effective Time	Section 2.3
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(a)
Exchange Offer	Recitals
Financing	Section 7.6(a)
Financing Agreements	Section 7.6(d)
Interim Period	Section 7.1
IRS Submission	Section 7.3(h)
Maximum Impacted Historical Revenue	Section 7.5(c)
Merger	Section 2.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Shareholder Approval	Section 7.25
Negotiation Period	Section 7.9(c)
One-Step Spin-Off	Recitals
Outside Date	Section 9.1(b)

Parent	Preamble
Parent Adverse Recommendation Change	Section 7.9(a)
Parent Audit Committee	Section 6.8(b)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Bylaw Amendment	Section 2.6
Parent Charter Amendment	Section 2.6
Parent Foreign Benefit Plan	Section 6.17(j)
Parent Material Contracts	Section 6.14(a)
Parent Preferred Stock	Section 6.3(a)
Parent Share Issuance	Recitals
Parent Shareholders Meeting	Section 7.4(d)(i)
Parent Voting Debt	Section 6.3(b)
Parties	Preamble
Party	Preamble
PBGC	Section 5.18(e)
Permanent Financing	Section 7.6(g)
Remedies Exception	Section 4.2
Replacement Company Designee	Section 2.5(a)
Schedule TO	Section 7.4(a)
Section 409A	Section 5.18(c)
Section 7.23(b) Works Councils	Section 7.23(b)
Separation	Recitals
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo Foreign Benefit Plan	Section 5.18(a)
SpinCo Material Contracts	Section 5.15(a)
SpinCo Shareholder Approval	Section 5.24
SpinCo Voting Debt	Section 5.3(b)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Tax-Free Status	Section 7.3(a)
Termination Fee	Section 9.3(b)
Threshold Percentage	Section 3.1(c)(i)
Transaction Litigation	Section 7.13

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (g) the word “or” shall be disjunctive but not exclusive; and (h) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates.

(iii) references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder, and for the purposes of Section 8.1(e) of this Agreement, references to any Law shall not include any notice of an ongoing investigation by a Governmental Authority; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the SpinCo Disclosure Schedule and the Parent Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) All monetary figures shall be in United States dollars unless otherwise specified.

(j) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(k) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of the Company related to SpinCo, the SpinCo Business or the SpinCo Business Assets set forth herein shall be deemed to be made as if the transactions contemplated by the Separation and Distribution Agreement (including the Reorganization), the Asset Purchase Agreement and the agreements relating to the sales contemplated by the steps set forth under the heading “Foreign Asset Sale Steps—Category 1” in the Separation Step Plan have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder. The Parties acknowledge and agree that it is intended that (i) the SpinCo Assets be assigned, transferred and conveyed to, and the SpinCo Liabilities be assumed by, SpinCo in accordance with the terms and conditions of the Separation and Distribution Agreement, (ii) the Transferred Assets (as defined in the Asset Purchase Agreement) be assigned, transferred and conveyed to, and the Transferred Liabilities (as defined in the Asset Purchase Agreement) be assumed by, Parent or one or more designated Subsidiaries of Parent, in accordance with the terms and conditions of the Asset Purchase Agreement, and (iii) the assets that are specified to be transferred, and the liabilities that are specified to be assumed, pursuant to the steps set forth under the heading “Foreign Asset Sale Steps—Category 1” in the Separation Step Plan, shall be transferred and assumed by the entities specified in such steps, in each case upon the timing as specified in the relevant agreement or in the Separation Step Plan, with the result that following the completion of the Transactions, all of the SpinCo Business Assets will be assets of, and all of the specified categories of liabilities will be liabilities of, Parent or Subsidiaries of Parent (including the SpinCo Entities).

(l) The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Parent Datasite or the SpinCo Datasite) or (ii) are otherwise Parent SEC Reports or Company SEC Reports and made publicly available on the SEC’s EDGAR website by Parent or the Company, as applicable, in each case, not later than twenty-four hours prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of Parent. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the first Business Day that is the first Business Day of a calendar month occurring at least three (3) Business Days after the first date on which the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by the Company and Parent. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing), then the Closing shall occur instead on the first day that is the first Business Day of a calendar month occurring at least three (3) Business Days after the first date on which the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, following the earlier to occur of (a) any date before or during the Marketing Period as may be specified by Parent in prior written notice to the Company and (b) the final day of the Marketing Period, unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Parent and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”) (provided that, for accounting purposes, the Merger shall be deemed effective as of 12:00:01 a.m., New York City time, on the first calendar day of the month in which the Closing occurs).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as determined by Parent prior to the Closing.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5 Governance Matters.

(a) Parent shall procure that the Parent Board shall take all action necessary such that, effective as of the Effective Time, the Parent Board shall consist of ten (10) individuals, including two (2) individuals selected by the Company (the “Company Designated Directors”) that meet the requirements under the rules and regulations of NASDAQ to be considered independent directors on the Parent Board and who are reasonably acceptable to Parent, taking into account their skills and background and the composition and diversity of the Parent Board; provided that if, at any time prior to the second annual meeting of the Parent shareholders that occurs after the Effective Time, any of the Company Designated Directors is unable or unwilling to serve or is otherwise no longer serving as a member of the Parent Board, then the Company shall select a replacement individual who shall be reasonably acceptable to and approved by a majority of the Governance Committee of the Parent Board, taking into account the background and skills of such individual and the composition and diversity of the Parent Board (a “Replacement Company Designee”) to fill the vacancy created thereby. The two (2) Company Designated Directors will be placed in different classes on the Parent Board.

In addition, Parent shall cause each such Company Designated Director or Replacement Company Designee, as applicable, who is in the class of directors whose term is expiring at either the first annual meeting or second annual meeting of Parent shareholders to occur following the Effective Time, as applicable, to be included in the slate of nominees recommended by the Parent Board to Parent’s shareholders for election as directors at such annual meeting, and shall use no less rigorous efforts to cause the election of each such Company Designated Director or Replacement Company Designee, as applicable, including soliciting proxies in favor of the election of such Persons at such annual meetings, than the manner in which Parent supports all other nominees who are nominated by the Parent Board for election at such annual meetings.

(b) The committee assignments of the Parent Board from and after the Effective Time of each Company Designated Director or Replacement Company Designee shall be determined by the Governance Committee of the Parent Board.

Section 2.6 Organizational Documents of Parent. Subject to the approval of the Parent Charter Amendment by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon, Parent shall cause the certificate of incorporation of Parent as in effect immediately prior to the Effective Time to be amended as set forth on Exhibit G (the “Parent Charter Amendment”). Subject to the approval of the Parent Bylaw Amendment by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon, Parent shall cause the bylaws of Parent as in effect immediately prior to the Effective Time to be amended as set forth on Exhibit H (the “Parent Bylaw Amendment”)

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of the Company, SpinCo, Merger Sub or Parent:

(a) SpinCo Capital Stock and Merger Sub Common Stock.

(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, Section 3.1(c), with cash paid in lieu of fractional shares of Parent Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).

(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Parent or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Parent Common Stock or SpinCo Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or SpinCo Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than any changes in connection with the Reorganization and the Distribution; provided, that, nothing in this Section 3.1(a)(iv) shall be construed to permit the Company, SpinCo or Parent to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement (provided, that, in the case of SpinCo Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Separation or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off), the Company shall be entitled to cause the number of outstanding shares of SpinCo Common Stock to be an amount that it determines in its sole and absolute discretion).

(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Parent Common Stock. Each share of Parent Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(c) Exchange Ratio Adjustment.

(i) If the percentage of outstanding shares of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (the “Applicable Percentage”) would be less than 50.1% of all shares of the stock of Parent outstanding immediately following the consummation of the Merger (determined (i) after giving effect to the issuance of all shares of Parent Common Stock to be issued pursuant to Section 3.1(a) and (ii) without regard to any adjustment pursuant to this Section 3.1(c)(i)) (the “Threshold Percentage”), then the Exchange Ratio shall be increased to the minimum Exchange Ratio as shall be necessary in order for the number of shares of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock to equal the Threshold Percentage. For purposes of determining the outstanding stock of Parent for purposes of the prior sentence, such stock shall include any (A) Parent Common Stock, (B) instruments that are treated as stock for U.S. federal income Tax purposes and (C) stock that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into before the Merger as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (for the avoidance of doubt, taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)). For purposes of the foregoing clauses (A), (B) and (C), the following shall not be treated as outstanding stock of Parent: (I) any Parent LTI Award outstanding at the Effective Time, that was either (1) at the time of grant (and any subsequent transfer or modification), not in-the-money or otherwise substantially certain to be exercised or (2) issued in exchange for any Company LTI Award (for all purposes as used herein, as defined in the Employee Matters Agreement) and (II) any stock that may be issued after the Effective Time pursuant to the exercise or settlement of any Parent LTI Award that (1) was, on or prior to the Effective Time, a Parent LTI Award and was, at the time of grant (and any subsequent transfer or modification), not in-the-money or otherwise substantially certain to be exercised, and (x) the stock issued is issued in a transaction to which Section 83 or 421(a) or (b) of the Code applies, (y) is not excessive by reference to the services performed, and (z) is not issued to a person who is (or is part of coordinating group, within the meaning of Treasury Regulations Section 1.355-7(h)(4), which is) a controlling shareholder, within the meaning of Treasury Regulations Section 1.355-7(h)(3), or a ten-percent shareholder, within the meaning of Treasury Regulations Section 1.355-7(h)(14) (clauses (x), (y) and (z), the “Additional Requirements”), or (2) received in exchange for any Company LTI Award, determined without regard to any adjustment pursuant to this Section 3.01(c)(i).

(ii) If any increase in the Exchange Ratio pursuant to Section 3.1(c)(i) is required solely by reason of any actions taken by the Company or any of its Affiliates (other than any such actions required or expressly contemplated by the Transaction Documents (including the Separation Steps Plan)), then the amount of the SpinCo Payment distributed pursuant to the Separation and Distribution Agreement shall be decreased by an amount equal to the product of $40.12 multiplied by the number of additional shares of Parent Common Stock required to be issued pursuant to the Exchange Ratio adjustment set forth in Section 3.1(c)(i); provided, however, that notwithstanding anything to the contrary herein, any past or future repurchases of Company stock by the Company or any of its Affiliates shall, for purposes of this Section 3.1(c)(ii), be considered and be deemed to be actions taken by the Company or any of its Affiliates that are not required or expressly contemplated by the Transaction Documents (including the Separation Steps Plan).

(iii) The determination as to whether the amount of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock meets the Threshold Percentage shall be made jointly by Parent and Company acting reasonably and in good faith and in consultation with their outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, Parent and the Company shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c) and (B) no later than ten (10) Business Days prior to the expected Closing Date, Parent and the Company shall (1) provide the other with any information that is reasonably necessary or reasonably requested by the other Party with respect to the calculation of the Applicable Percentage and (2) promptly thereafter, if such Party determines that the Threshold Percentage is not met, notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed adjustment required to the Exchange Ratio and the SpinCo Payment (if any), including reasonable supporting detail for any such calculations). Parent and the Company shall consider and discuss in good faith any adjustment to the Exchange Ratio or the SpinCo Payment proposed by the other Party and seek to determine the final amounts thereof no later than three (3) Business Days prior to the Closing Date.

Section 3.2 Surrender and Payment.

(a) Pursuant to Section 3.3 of the Separation and Distribution Agreement, the Exchange Agent shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution.

(b) Prior to the Effective Time, Parent shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) promptly after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of Parent Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment of or losses thereon shall relieve Parent from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of Parent. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c) As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock as of immediately prior to the Effective Time, from the Exchange Fund, the shares of Parent Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares). Each holder of shares of SpinCo Common Stock as of immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of Parent Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared after the Effective Time with respect to Parent Common Stock shall be paid with respect to any shares of Parent Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Parent Common Stock, there shall be paid to the record holder of such shares of Parent Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of Parent Common Stock and a payment date subsequent to the distribution of such whole shares of Parent Common Stock.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued on conversion of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Parent. All fractional shares of Parent Common Stock that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Parent), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.

(f) No Further Ownership Rights in SpinCo Common Stock. All shares of Parent Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of SpinCo Common Stock on the one-year anniversary of the Effective Time shall be delivered to Parent, and any former holders of SpinCo Common Stock who have not received shares of Parent Common Stock in accordance with this Article III shall thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).

(h) No Liability. Neither the Company, the Surviving Corporation, Parent, Merger Sub, the Exchange Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Company Common Stock for shares of Parent Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j) Tax Withholding. Parent, the Company, SpinCo, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3 Appraisal Rights(a) . In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

RELATING TO THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the SpinCo Disclosure Schedule (to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty of the Company under this Article IV), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization of the Company.

(a) The Company has been duly incorporated and is validly existing and in good standing as a Delaware corporation.

(b) The Company has all requisite corporate power and authority to own, lease and operate its properties and assets in the manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub true and complete copies of the Organizational Documents of the Company as in effect on the date hereof. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Transaction Documents to which the Company is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that this Agreement or such other applicable Transaction Documents to which each of Parent and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Parent and Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.3 Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by the Company in connection with the execution or delivery by the Company of this Agreement or the Transaction Documents to which it is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby, except for or in compliance with (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger and the Parent Charter Amendment with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the rules and regulations of the NYSE; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (e) Consents described in Section 5.6 and Consents set forth on Section 4.3 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 No Conflict. Subject to the receipt of the Consents set forth in Section 4.3, the execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by the Company of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing) do not and will not as of the Effective Time, (a) violate any provision of, or result in the breach of, any Law applicable to the Company or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which the Company is a party that constitutes a “material contract” with respect to the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC); or (c) breach or violate any provision of the Organizational Documents of the Company, except, in the case of each of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Litigation and Proceedings. As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority against the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction or order of any Governmental Authority that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6 Brokers’ Fees. No broker, investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission for which Parent or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the SpinCo Entities, would be liable in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company or any of its Affiliates (other than the SpinCo Entities).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 5.1 Organization of SpinCo. SpinCo has been duly incorporated and is validly existing and in good standing as a Delaware corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now (or as of the Effective Time will be) owned, leased or operated and to conduct its business as it is now being (or as of the Effective Time will be) conducted, except as would not reasonably be expected to be material to the SpinCo Business (taken as a whole). SpinCo has made available to Parent and Merger Sub true and complete copies of the Organizational Documents of SpinCo. SpinCo is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and to consummate the transactions contemplated hereby and thereby (subject, in the case of the Merger, to the SpinCo Shareholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement or such other applicable Transaction Document to which Parent or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Parent or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of SpinCo.

(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 100 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by the Company and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, in the event the Distribution is proposed to be effected by way of the One-Step Spin-Off, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b) No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote (“SpinCo Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation and Distribution Agreement (including the Distribution and the Contribution), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

Section 5.4 Subsidiaries.

(a) Section 5.4(a) of the SpinCo Disclosure Schedule sets forth a list of the SpinCo Subsidiaries (without giving effect to the Reorganization) and their respective jurisdictions of organization as of the date hereof. Each SpinCo Subsidiary has been, or will be at the Closing, duly organized and is, or will be at the Closing, validly existing and in good standing (to the extent applicable under the Laws of its jurisdiction of formation) under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets in the manner such assets are now (or as of the Effective Time will be) owned, leased or operated and to conduct its business as it is now being conducted.

(b) Each SpinCo Subsidiary is, or will be at the Closing, duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Other than the SpinCo Subsidiaries set forth on Section 5.4(a) of the SpinCo Disclosure Schedule, as of the date hereof (and without giving effect to the Reorganization), SpinCo does not own or hold, directly or indirectly, any Interest in any other Person.

Section 5.5 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the SpinCo Subsidiaries have been, or will be at the Closing, duly authorized and are (or will then be) validly issued and, as applicable, fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, of record and beneficially, all the issued and outstanding Interests of the SpinCo Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such SpinCo Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such SpinCo Subsidiaries, and there are no agreements of any kind which may obligate any SpinCo Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 5.6 Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by any SpinCo Entity in connection with the execution or delivery by SpinCo of this Agreement or the Transaction Documents to which SpinCo is or will be a party at the Effective Time or the consummation by SpinCo of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) Consents described in Section 4.3 and Consents set forth on Section 5.6 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7 No Conflict. Subject to the receipt of the Consents described in Section 5.6, the execution and delivery by SpinCo of this Agreement and the Transaction Documents to which SpinCo is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by the SpinCo Entities) do not and will not as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to any SpinCo Entity or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any SpinCo Material Contract; or (c) violate any provision of the Organizational Documents of the SpinCo Entities, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.8 Sufficiency of the SpinCo Business Assets.

(a) As of the Effective Time (assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Section 4.3 and Section 5.6), after giving effect to the Reorganization, the SpinCo Business Assets will, taking into account all Transaction Documents (including the services available under the Transition Services Agreement, the Transition Services Distribution Agreement, the Transition Contract Manufacturing Agreement and the other Transaction Documents), constitute all of the assets, properties and rights necessary and sufficient for Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in substantially the same manner (and in all material respects) as it is conducted as of immediately prior to the Closing; provided, that for the avoidance of doubt, no representations are being made as to whether the SpinCo Employees who become (or remain) employed by a member of the SpinCo Group following the Closing will be sufficient to permit Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in substantially the same manner (and in all material respects) as it is conducted as of immediately prior to the Closing. The foregoing is not a representation or warranty with respect to Intellectual Property (including Intellectual Property Rights infringement), which representations and warranties are solely as set forth in Section 5.19.

(b) Except as would not reasonably be expected to be material to the SpinCo Business (taken as a whole), SpinCo and the Company and their Subsidiaries collectively have as of the date hereof, and at the Closing (after giving effect to the Reorganization and the other Transactions, but taking into account any SpinCo Business Assets retained by the Company or any of its Subsidiaries in order to perform its or their obligations under the Transaction Documents) the SpinCo Entities shall have, good and valid title to, or a valid leasehold in, license to or other legal right to use (or, with respect to any such retained SpinCo Business Assets, the Company or its Subsidiaries shall have good and valid title to, or a valid leasehold in, license to or other legal right to use), in each case as the case may be, all of the SpinCo Business Assets, free and clear of any Liens (other than Permitted Liens or Liens created by or through Parent or any of the Parent Subsidiaries).

Section 5.9 Financial Information.

(a) Set forth on Section 5.9 of the SpinCo Disclosure Schedule is a copy of the SpinCo Financial Information. The SpinCo Financial Information fairly presents, in all material respects, the financial condition and results of operations of the SpinCo Business, as of the dates indicated therein and for the periods referred to therein; provided that the SpinCo Financial Information and the representations and warranties in this Section 5.9 are qualified by the fact that (a) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s combined financial statements, and(b) the SpinCo Financial Information assumes certain allocated charges and credits, which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis. The SpinCo Financial Information was prepared based on the accrual basis of accounting consistently applied by the Company and consistent with the methodologies described in the sell-side financial due diligence report prepared by a “big four” accounting firm, dated October 30, 2020, and supplemented as of October 25, 2021, related to the unaudited, adjusted carve-out statement of revenue and expenses and select balance sheet information of the SpinCo Business for the periods indicated therein, and were derived from the financial reporting systems and the consolidated financial statements of the Company, which consolidated financial statements were prepared in accordance with GAAP.

(b) As of the date hereof, neither SpinCo nor any of its Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.

Section 5.10 No Undisclosed Liabilities. There is no Liability of the SpinCo Entities or related to the SpinCo Business (excluding any Liabilities related or attributable to Taxes and any Excluded Liabilities) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of the SpinCo Business or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for in the SpinCo Financial Information; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the SpinCo Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Excluded Liabilities; (e) Liabilities for future performance under existing Contracts unrelated to any breach or default by the Company or any of its Subsidiaries (solely in respect of the SpinCo Business); (f) Liabilities that will be included in the calculation of Net Working Capital pursuant to the Separation and Distribution Agreement; or (g) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.11 Litigation and Proceedings. There are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened before or by any Governmental Authority against any SpinCo Entity or with respect to the SpinCo Business, and neither the Company nor any of its Subsidiaries (with respect to the SpinCo Business) or any SpinCo Entity is subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case, as would not reasonably be expected to result, individually or in the aggregate, in a SpinCo Material Adverse Effect.

Section 5.12 Real Property.

(a) The SpinCo Entities do not own any real property.

(b) The SpinCo Entities have a valid and enforceable leasehold interest in the SpinCo Real Property, except where the failure to have such an interest would not reasonably be expected to be material to the SpinCo Business, taken as a whole. Other than the leases, subleases or licenses related to the SpinCo Real Property set forth on Section 5.12(b) of the SpinCo Disclosure Schedule, there are no Contracts granting to any Person (other than any landlord of such property pursuant to a SpinCo Real Property Lease and other than any Person who would be entitled to access any such property in the ordinary course of business in accordance with such lease the right of use or occupancy of any portion of the SpinCo Real Property.

Section 5.13 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to a SpinCo Entity or the SpinCo Business have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on such Tax Returns, in respect of each SpinCo Entity and the SpinCo Business have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the SpinCo Financial Information;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any SpinCo Entity (and, to the Knowledge of the Company and SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of any SpinCo Entity or the SpinCo Business;

(iii) No SpinCo Entity has any Liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(iv) Other than in connection with the Separation, within the past two years, no SpinCo Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;

(v) No SpinCo Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(vi) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any SpinCo Entity or the SpinCo Business.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or Parent from receiving the Tax opinions described in Section 7.3(d), (vii) the Company from receiving the Company Tax Opinions or (viii) Parent from receiving the Parent Merger Tax Opinion.

(c) The representations and warranties set forth in this Section 5.13 and, to the extent relating to Tax matters, Section 5.18, constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.

Section 5.14 Absence of Changes. Since the Balance Sheet Date, (a) there has not been any SpinCo Material Adverse Effect and (b) except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement and the other Transaction Documents, since (i) the Balance Sheet Date or (ii) in the case of SpinCo Entities formed after the Balance Sheet Date, since the date such SpinCo Entity was formed, and in each case through the date hereof, the Company and its Subsidiaries, including the SpinCo Entities, have, in all material respects, conducted the SpinCo Business in the ordinary course of business.

Section 5.15 Material Contracts.

(a) Section 5.15(a) of the SpinCo Disclosure Schedule sets forth a list as of the date hereof of each SpinCo Contract in the following categories (collectively, the “SpinCo Material Contracts”):

(i) any Contract that relates to the purchase or sale of goods or services pursuant to which the SpinCo Business has received more than $5,000,000 or paid more than $5,000,000 in the past twelve (12) months (other than sales orders or purchase orders issued in the ordinary course of business on standard terms and conditions);

(ii) any Contract that limits or purports to limit in any material respect the ability of the SpinCo Business (or, following the Closing, the business of Parent and its Subsidiaries) to compete with any Person or in any line of business or in any geographic region in the world;

(iii) any Contract that grants exclusive rights to a customer or a supplier or (to the extent material to the SpinCo Business) any other commercial counterparty that will relate to or affect the SpinCo Business after the Closing;

(iv) any Contract that requires any future capital expenditures by the SpinCo Business in excess of $5,000,000 that will not be paid prior to the Closing;

(v) any Contract that requires any milestone, earn-out or similar payments to be made by the SpinCo Business in excess of $5,000,000 that will not be paid prior to the Closing;

(vi) other than the Debt Commitment Letter or otherwise in connection with the Financing or Permanent Financing, any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $5,000,000;

(vii) any Contract pursuant to which the SpinCo Business receives from or grants to any Person a license or grant of rights to, or covenant not to assert under, Intellectual Property Rights, other than (A) non-exclusive licenses of or grants of rights to Intellectual Property Rights ancillary to commercial agreements, (B) licenses of commercially available or off-the-shelf or non-customized Software pursuant to standard terms and conditions for an annual fee of no more than $25,000, and (C) Software as a service agreements or related services agreements that contain only a non-exclusive license to access and use Intellectual Property Rights in order to provide or receive the services, in each case of clauses (A) through (C), entered into in the ordinary course of business consistent with past practice;

(viii) any lease, sublease, occupancy agreement or license related to the SpinCo Real Property (each, a “SpinCo Real Property Lease”);

(ix) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or that otherwise involves any settled or threatened claim, action, suit or proceeding pursuant to which the SpinCo Business has (or will have after the Closing) any monetary or other material outstanding obligation;

(x) any Contract that contains “most favored nation” pricing provisions for the benefit of the relevant counterparty that will relate to or affect the SpinCo Business after the Closing;

(xi) any joint venture, strategic alliance, joint development, partnership or similar arrangement; and

(xii) any Contract relating to the acquisition or disposal or divestiture of, or investment in, any joint venture, partnership or similar arrangement that relates to the SpinCo Business and, in each case, pursuant to which any SpinCo Entity has (or after the Closing will have) any material outstanding obligation;

(xiii) any Contracts providing for the invention, creation, conception or other development of any Intellectual Property Rights material to the SpinCo Business (A) by the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business for any Person, (B) by any Person for the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business, other than any Personnel IP Contracts, or (C) jointly by any Person and the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business; and

(xiv) any Contract not otherwise described in any other subsection of this Section 5.15(a) that would be required to be filed by SpinCo as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if SpinCo were subject to the reporting requirements of the Exchange Act as of the date hereof (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Company SEC Documents and were publicly available on the SEC’s EDGAR database prior to the date hereof).

(b) The Company has made available to Parent copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction reasonably deemed necessary or appropriate by the Company of information contained therein). Each SpinCo Material Contract is valid and binding on the Company or its applicable Subsidiary, including any applicable SpinCo Entity and, to the Knowledge of the Company or SpinCo, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the Company nor its applicable Subsidiary, including any SpinCo Entity is, and to the Knowledge of the Company or SpinCo, no counterparty thereto is, in breach of, or default under, any SpinCo Material Contract.

Section 5.16 Labor Relations.

(a) Section 5.16(a) of the SpinCo Disclosure Schedule lists each material Collective Bargaining Agreement in effect as of the date hereof between the Company or any of its Subsidiaries, including SpinCo and its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act) that represents (or that otherwise governs or relates to the employment of) any of the SpinCo Employees, on the other hand (a “SpinCo CBA”). To the Knowledge of the Company or SpinCo, (i) no petition for recognition of a labor organization for the representation of the SpinCo Employees is pending or threatened, and (ii) there has not during the last two (2) years been any (or threat of any), there are no pending and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity, in each case affecting the SpinCo Business or any of the SpinCo Entities.

(b) There are no pending, or to the Knowledge of the Company or SpinCo, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority, arising under any applicable Law governing labor or employment (or pursuant to any SpinCo CBA) in connection with or otherwise related to any SpinCo Employees or any Former SpinCo Employees, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. The Company and SpinCo or their applicable Subsidiaries are, and for the twelve (12) months prior to the date hereof have been, in compliance with each SpinCo CBA in all material respects.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, the Company has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment related matters with respect to the SpinCo Employees and Former SpinCo Employees. During the prior two (2) years, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries that has affected the SpinCo Employees or Former SpinCo Employees.

(d) Section 5.16(d) of the SpinCo Disclosure Schedule identifies all works’ councils or employee representative bodies that will need to be informed and consulted with respect to the transactions contemplated by this Agreement and the Separation and Distribution Agreement, including the Asset Purchase Agreement, other than those works’ councils and employee representative bodies with respect to which the failure to inform or consult would not reasonably be expected to (i) materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company or SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement or the Asset Purchase Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation or (ii) be material to the SpinCo Business (taken as a whole).

(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the SpinCo Business (taken as a whole), in the past two (2) years, with respect to each SpinCo Employee providing services in the United Kingdom, all holiday pay for periods of holiday taken under regulation 13 of the United Kingdom’s Working Time Regulations 1998 has been calculated and paid in accordance with Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time, as it applies in the United Kingdom from time to time (including as retained, amended, extended, re-enacted or otherwise given effect on or after 11 p.m. UK time on January 31, 2020).

Section 5.17 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.20), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the SpinCo Entities are, and, during the past two (2) years the SpinCo Entities and, solely with respect to the SpinCo Business, the Company and its other Subsidiaries (i) have been in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the SpinCo Entities, is subject to any non-ordinary course inspection, investigation, survey, audit or other review, except as would not reasonably be expected to be, individually or in the aggregate, material to the SpinCo Business (taken as a whole).

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.20), (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the SpinCo Entities have obtained all of the Permits necessary to conduct the SpinCo Business substantially as conducted as of the date hereof and in compliance with applicable Law and (ii) such Permits are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable SpinCo Entity is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.18 SpinCo Benefit Plans.

(a) Section 5.18(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of each material SpinCo Benefit Plan that is not a Foreign Benefit Plan. Each material SpinCo Benefit Plan that is a Foreign Benefit Plan (a “SpinCo Foreign Benefit Plan”) has been made available to Parent.

(b) As applicable with respect to each of the material SpinCo Benefit Plans, the Company has made available to Parent true and complete copies of (i) the applicable plan document (including all amendments thereto), (ii) the most recent summary plan description including any summary of material modifications provided to SpinCo Employees, (iii) the last filed Form 5500 series and all schedules thereto, and (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) any non-routine communications with any Governmental Authority in the past three years.

(c) Each SpinCo Benefit Plan or Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company or SpinCo, is any such revocation threatened. Each SpinCo Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance issued thereunder (“Section 409A”) has been documented and maintained in material compliance with Section 409A in all material respects.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each of the SpinCo Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code and (ii) as of the date of this Agreement, there are no pending or, to the Knowledge of the Company or SpinCo, threatened claims, actions, investigations or audits (other than routine claims for benefits) against SpinCo or any of its Subsidiaries involving any Company Benefit Plan or SpinCo Benefit Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, with respect to any SpinCo Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, within the last six (6) years, no SpinCo Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the Company nor any of its ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years (in each case, with respect to or that would result in any liability to, the SpinCo Business) under Title IV of ERISA. No Title IV liability will be triggered for the Company or any of its Subsidiaries or the SpinCo Entities as a result of the Transactions.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, no Action with respect to the administration or the investment of the assets of any SpinCo Benefit Plan (other than routine claims for benefits) is pending, or to the Knowledge of the Company or SpinCo, threatened. With respect to each SpinCo Benefit Plan, (i) all required contributions have been made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code, and (iii) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any SpinCo Benefit Plan participant have been timely filed or distributed.

(h) The consummation of the Transactions shall not, either alone or in combination with another event: (i) entitle any SpinCo Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Employee; or (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing.

(i) No SpinCo Benefit Plan provides for post-retirement or other postemployment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar Law (“COBRA”) or ERISA.

(j) Without limiting the generality of the other representations in this Section 5.18, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Foreign Benefit Plan has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each SpinCo Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a SpinCo Foreign Benefit Plan have been paid in full; and (iii) each SpinCo Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such SpinCo Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.

Section 5.19 Intellectual Property.

(a) Section 5.19(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of all material SpinCo Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority. The Intellectual Property Rights required to be disclosed in Section 5.19(a) of the SpinCo Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, to the Knowledge of the Company or SpinCo, not invalid or unenforceable and (ii) do not require any filings, payments or similar actions to be taken by the Company, its Subsidiaries or the SpinCo Entities within ninety (90) days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property Rights, in each case (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: as of the date hereof, (x) the Company and its Subsidiaries solely and exclusively own and as of the Distribution, the SpinCo Entities solely and exclusively own all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted License, (y) the Company or one of its Subsidiaries has, and as of the Distribution Time will have (or will have pursuant to a Transaction Document) valid rights, pursuant to a SpinCo Contract which has been made available to Parent, to use all other Intellectual Property Rights used in or necessary for the conduct or operation of the SpinCo Business, and (z) the Intellectual Property Rights granted to the SpinCo Entities pursuant to the Transaction Documents or pursuant to a valid SpinCo Contract which has been made available to Parent, together with the SpinCo Entities’ rights in the SpinCo Intellectual Property, constitute all Intellectual Property Rights of the Company and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.

(b) There are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened, that: (A) allege the conduct of the SpinCo Business as currently conducted infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights; or (B) challenges the validity, enforceability or ownership of any SpinCo Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the conduct of the SpinCo Business, and the use or practice of the SpinCo Intellectual Property, as currently conducted and as conducted in the past six (6) years with respect to Patents and three (3) years with respect to all other Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not, in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property, infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of the Company or SpinCo, no Person is infringing, misappropriating or otherwise violating, or has, in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property Rights, infringed, misappropriated or otherwise violated any SpinCo Intellectual Property; and (ii) no Action alleging any of the foregoing is pending, or to the Knowledge of the Company or SpinCo, threatened.

(d) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the Company and its Subsidiaries and the SpinCo Entities have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the SpinCo Intellectual Property; (ii) no such Trade Secret material to the SpinCo Business has been authorized to be disclosed or, to the Knowledge of the Company or SpinCo, has actually been disclosed, except to Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets; and (iii) the Company and its Subsidiaries (and, if applicable the SpinCo Entities) have executed valid written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property Rights for or on behalf of the Company, any of its Subsidiaries, or SpinCo Entities, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) presently assigned (including by operation of law) to the Company or one of its Subsidiaries (or, if applicable, a SpinCo Entity) all of such Person’s right, title and interest in and to all such Intellectual Property Rights developed or created in the course of such Person’s employment or retention thereby (“Personnel IP Contracts”).

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) , none of the SpinCo Entities has combined or incorporated Open Source Software with any proprietary Software, the copyright in which is SpinCo Intellectual Property (“SpinCo Proprietary Software”) and distributed such combined SpinCo Proprietary Software in a manner that requires the contribution, licensing or disclosure to any third party of any portion of the source code of any such SpinCo Proprietary Software included in the SpinCo Intellectual Property; and (ii) the SpinCo Entities and, with respect to the SpinCo Business, the Company and its Subsidiaries, as applicable to the SpinCo Business, are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the SpinCo Proprietary Software.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) as of the date hereof, the Company and its Subsidiaries, and (ii) as of the Distribution Time, the SpinCo Entities, own or have a valid right to access and use the SpinCo IT Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo IT Assets do not, to the Knowledge of the Company or SpinCo, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such SpinCo IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such SpinCo IT Assets.

(g) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in (i) the loss or impairment of Parent’s or any SpinCo Entity’s right to own or use any of the SpinCo Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing, or (ii) the payment of any additional consideration for Parent’s or any SpinCo Entity’s right to use any SpinCo Intellectual Property or Intellectual Property Rights licensed pursuant to a SpinCo Contract.

Section 5.20 Environmental Matters.

(a) Except as otherwise would not constitute a SpinCo Liability on or after the Closing or as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect:

(i) Solely with respect to their operation of the SpinCo Business, the Company and its Subsidiaries are, and during the past three (3) years the Company and its Subsidiaries have been, in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the SpinCo Business, all of which Permits are in full force and effect;

(ii) Solely with respect to their operation of the SpinCo Business, the Company and its Subsidiaries have not received written notice from any Governmental Authority or Person (or, to the Knowledge of the Company or SpinCo, oral notice) alleging any non-compliance with or Liability under any applicable Environmental Law by the Company or any of its Subsidiaries, the subject of which has not been resolved;

(iii) No Actions pursuant to any Environmental Law to the extent related to the SpinCo Business or any SpinCo Business Assets are pending or threatened in writing or, to the Knowledge of the Company or SpinCo, threatened orally against the Company or any of its Subsidiaries; and

(iv) To the Knowledge of SpinCo and the Company, neither the Company nor any of its Subsidiaries has Released Hazardous Materials resulting from their operation of the SpinCo Business, at on, upon, into or from the SpinCo Real Property or any other property at concentrations or under conditions that would result in the Company or any Subsidiary incurring Liability under Environmental Laws.

(b) Other than as set forth in this Section 5.20 or addressed in Section 5.10 (No Undisclosed Liabilities) or Section 5.14 (Absence of Changes), no other representation or warranty shall be deemed to be made in respect of any environmental, health or safety matters (but excluding matters related to food and product safety), including any matters arising under Environmental Laws.

Section 5.21 Affiliate Matters. Except for Contracts solely between or among the SpinCo Entities or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.21 of the SpinCo Disclosure Schedule, no SpinCo Entity is party to any SpinCo Affiliate Contract.

Section 5.22 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or any of the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any SpinCo Entity.

Section 5.23 Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement, the Schedule TO or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or Parent shareholders (the “Distribution Documents”) will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement or the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Date or on the closing of the Exchange Offer or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement and the Schedule TO will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by the Company or SpinCo with respect to information provided by Parent specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.24 Board and Shareholder Approval. Each of the Company Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (a) approved this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation, and (b) declared each of them advisable, fair to and in the best interests of the Company, SpinCo and their respective stockholders. As of the date hereof, the sole shareholder of SpinCo is (and as of immediately prior to the Distribution the sole shareholder of SpinCo will be) the Company. Immediately after the execution of this Agreement, the Company will approve and adopt, as SpinCo’s sole shareholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Shareholder Approval”). The approval of the Company’s shareholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Shareholder Approval, the approval of SpinCo’s shareholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 5.25 Parent Common Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Parent (other than as contemplated by this Agreement).

Section 5.26 SpinCo Financing. On or prior to the date of this Agreement, SpinCo has delivered to Parent a true, complete and fully executed copy of the Debt Commitment Letter. As of the date of this Agreement, (a) the Debt Commitment Letter has not been amended, waived or modified in any respect, (b) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo, and, to the Knowledge of the Company, each of the other parties thereto, enforceable against SpinCo, and to the Knowledge of the Company, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Debt Commitment Letter, there are no side letters or other Contracts related to any portion of the funding of the Financing to which the Company, SpinCo or any Affiliate thereof is party, other than as expressly set forth in the Debt Commitment Letter delivered to Parent on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (a) would constitute a default or breach on the part of SpinCo, its Affiliates or, to the Knowledge of the Company, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, or (b) to the Knowledge of the Company, would result in any portion of the Financing being unavailable or delayed.

Section 5.27 Data Privacy

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries (solely with respect to the SpinCo Business) and, to the Knowledge of the Company and SpinCo, any Person acting for or on behalf of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) are, and during the past three (3) years have been, in compliance with all Privacy Requirements. None of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) have received any written notice (including written notice from third parties acting on its behalf) of any claims, charges, investigations, or regulatory inquiries related to or alleging the violation of any Privacy Requirements and, to the Knowledge of the Company and SpinCo, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, investigation, or regulatory inquiry, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. The Company and its Subsidiaries (solely with respect to the SpinCo Business) have implemented and maintained policies, procedures and systems reasonably and appropriately designed to facilitate receipt and appropriate responses to requests from individuals concerning their Personal Information.

(b) The Company and its Subsidiaries (solely with respect to the SpinCo Business) have (i) implemented and have maintained technical and organizational safeguards reasonably and appropriately designed to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) has implemented and maintained the same. To the Knowledge of the Company and SpinCo, any third party who has provided Personal Information to the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) has done so in compliance with applicable Privacy Laws in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, there have been no breaches, security incidents, misuses of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) or collected, used or processed by or on behalf of the Company or any Subsidiary (solely with respect to the SpinCo Business).

Section 5.28 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document, (a) the Company and SpinCo each acknowledges and agrees that neither Parent, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Parent, Merger Sub or any of its Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither Parent nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document, each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Parent or any of its Subsidiaries that may have been made available, in the Parent Datasite or otherwise, to the Company, SpinCo or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Parent Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Parent Datasite or otherwise reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Parent or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document. In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and the Company and SpinCo acknowledge and agree, to the fullest extent permitted by Law, that Parent, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties of set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the Parent Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company and SpinCo as follows:

Section 6.1 Organization of Parent and Merger Sub.

(a) Parent has been duly incorporated and is validly existing and in good standing as a Michigan corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole). Parent has made available to the Company true and complete copies of the Organizational Documents of Parent. Parent is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a wholly owned Subsidiary of Parent. The copies of the Organizational Documents of Merger Sub which were previously furnished or made available to the Company are true and complete copies of such documents as in effect on the date of this Agreement.

Section 6.2 Due Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6, the Parent Shareholder Approval and the Merger Sub Shareholder Approval) to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Parent Shareholder Approval and the Merger Sub Shareholder Approval, no other corporate action on the part of Parent or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by Parent and (assuming that this Agreement or such other applicable Transaction Documents to which each of the Company or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of each of the Company and SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock and 100,000 shares of preferred stock, par value $1.00 per share, of Parent (“Parent Preferred Stock”). As of the Closing, following the Parent Charter Amendment (and assuming receipt of the requisite approval thereof by Parent’s shareholders), the authorized capital stock of Parent shall consist of 315,000,000 shares of Parent Common Stock and 100,000 shares of Parent Preferred Stock. At the close of business on December 9, 2021: (i) 107,754,048 shares of Parent Common Stock were issued and outstanding; (ii) 5,691,520 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plans, of which 3,066,342 shares of Parent Common Stock were issuable upon exercise of outstanding Parent Options; (iii) 212,837 shares of Parent Common Stock were issuable upon the vesting and settlement of Parent RSU Awards; (iv) no shares of Parent Common Stock were issuable upon the vesting and settlement of Parent Performance Unit Awards; (v) 1,000,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s 2021 Employee Stock Purchase Plan (the “Parent ESPP”), of which 23,854 are subject to outstanding purchase rights; (vi) no shares of Parent Common Stock were held by Parent in its treasury or by its Subsidiaries; and (vii) no shares of Parent Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other indebtedness of Parent or any of the Parent Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Parent (including Parent Common Stock) may vote (“Parent Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(d) Except as expressly set forth in paragraph (a) above, or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Parent, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Parent, (ii) agreements of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Parent.

Section 6.4 Subsidiaries.

(a) Section 6.4(a) of the Parent Disclosure Schedule sets forth a list of the Parent Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Parent Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b) Each Parent Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than the Subsidiaries set forth on Section 6.4(a) of the Parent Disclosure Schedule, as of the date hereof, Parent does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.5 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Parent Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. Parent, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Parent Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such Parent Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Parent Subsidiaries, and there are no agreements of any kind which may obligate any Parent Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.6 Governmental Consents. Assuming the accuracy of the representations and warranties of the Company and SpinCo set forth in Article IV and Article V, no Consent of, with or to any Governmental Authority is required to be obtained or made by Parent or any of the Parent Subsidiaries in connection with the execution or delivery by Parent and Merger Sub of this Agreement or the Transaction Documents to which Parent or Merger Sub is or will be a party at the Effective Time or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the rules and regulations of NASDAQ; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; and (e) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.7 No Conflict. Subject to the receipt of the Consents described in Section 6.6, the execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by Parent and the Parent Subsidiaries, other than the SpinCo Entities) do not and will not as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to Parent and the Parent Subsidiaries or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Parent Material Contract; or (c) violate any provision of the Organizational Documents of Parent, or Merger Sub, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.8 Parent Reports and Financial Statements.

(a) Parent has timely filed or furnished with the SEC all Parent SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Parent or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such Parent SEC Documents when filed contained (or, with respect to the Additional Parent SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional Parent SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed complied (or, with respect to the Additional Parent SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Documents and the Additional Parent SEC Documents fairly present in all material respects (or, with respect to the Additional Parent SEC Documents, will fairly present in all material respects) the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments.

(b) Parent has established and maintains a system of Internal Controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the audit committee of the Parent Board (the “Parent Audit Committee”). Since May 31, 2019, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent auditor and the Parent Audit Committee (the material circumstances of which (if any) have been made available to Parent) (a) any significant deficiency or material weakness in Parent’s Internal Controls and (b) any fraud involving management or other employees who have a significant role in Parent’s Internal Controls. Since May 31, 2019, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 6.9 No Undisclosed Liabilities. There is no Liability of Parent and the Parent Subsidiaries (excluding any Liabilities related or attributable to Taxes) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of Parent and its consolidated Subsidiaries or in the notes thereto prepared in accordance with GAAP, except for: (a) Liabilities reflected or reserved for in the financial statements of Parent included in the Parent SEC Documents or disclosed in the notes thereto; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the Parent Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Liabilities for future performance under existing Contracts unrelated to any breach or default by Parent or its Subsidiaries; or (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.10 Litigation and Proceedings. (a) There are no Actions pending or, to the Knowledge of Parent, threatened before or by any Governmental Authority against Parent or any Parent Subsidiary and (b) Parent is not subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case of clauses (a) and (b), as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

Section 6.11 Real Property. (a) Parent and the Parent Subsidiaries have good and marketable fee simple title (or the applicable local equivalent) to all material Parent Owned Real Property, subject to any Permitted Liens, (b) Parent and the Parent Subsidiaries have a valid and enforceable leasehold interest in all real property leased by Parent or its applicable Subsidiary, free and clear of any Liens created by Parent or the Parent Subsidiaries (as applicable), subject to the Remedies Exception and any Permitted Liens and (c) as of the date hereof, neither Parent nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of the Parent Owned Real Property that is material to Parent and the Parent Subsidiaries (taken as a whole), except, in each case of clause (a), (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.12 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by Parent or any of the Parent Subsidiaries have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes shown as due on such Tax Returns have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the financial statements of Parent contained in the Parent SEC Documents;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Parent or any Parent Subsidiary (and, to the Knowledge of Parent, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of Parent or any of the Parent Subsidiaries;

(iii) Neither Parent nor any Parent Subsidiary has any Liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes).

(iv) Within the past two years, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;

(v) Neither Parent nor any Parent Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(vi) There are no Liens for Taxes (other than Permitted Liens) upon the assets of Parent or any of the Parent Subsidiaries.

(b) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or Parent from receiving the Tax opinions described in Section 7.3(d), (vii) the Company from receiving the Company Tax Opinions or (viii) Parent from receiving the Parent Merger Tax Opinion.

(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(d) The representations and warranties set forth in this Section 6.12 and, to the extent relating to Tax matters, Section 6.17, constitute the sole and exclusive representations and warranties of Parent regarding Tax matters.

Section 6.13 Absence of Changes. Since the Balance Sheet Date, (a) there has not been any Parent Material Adverse Effect and (b) except in connection with the transactions contemplated by this Agreement and the other Transaction Documents, through the date hereof, Parent and the Parent Subsidiaries have, in all material respects, conducted their respective business in the ordinary course of business. Merger Sub is a newly formed corporation and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.14 Material Contracts.

(a) Except as set forth in Section 6.14(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, the “Parent Material Contracts”):

(i) any Contract that materially limits or purports to materially limit the ability of the Parent Business to compete in any line of business or in any geographic region in the world;

(ii) other than in connection with the Financing or Permanent Financing, any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $5,000,000; and

(iii) any Contract not otherwise described in any other subsection of this Section 6.14(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Parent SEC Documents and were available on the SEC’s EDGAR database prior to the date hereof).

(b) Parent has made available to the Company copies of each Parent Material Contract that are correct and complete in all material respects (subject to any redaction reasonably deemed necessary or appropriate by Parent of information contained therein). Each Parent Material Contract is valid and binding on Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is, nor, to the Knowledge of Parent, is any counterparty thereto, in breach of, or default under, any Parent Material Contract.

Section 6.15 Labor Relations.

(a) Section 6.15(a) of the Parent Disclosure Schedule lists each material Collective Bargaining Agreement in effect as of the date hereof between Parent or any of its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act), on the other hand (a “Parent CBA”). To the Knowledge of Parent, (i) no petition for recognition of a labor organization for the representation of the employees of Parent or any of its Subsidiaries is pending or threatened, and (ii) there has not, during the last two (2) years, been any (or threat of any), there are no pending, and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity affecting Parent or any of its Subsidiaries.

(b) There are no pending, or to the Knowledge of Parent, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment (or pursuant to any Parent CBA) in connection with or otherwise related to any current or former employees of Parent and its Subsidiaries, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are and for the twelve (12) months prior to the date hereof have been in compliance with each Parent CBA in all material respects.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, for the past two (2) years, Parent has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, WARN and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment related matters with respect to the current or former employees of Parent and its Subsidiaries. During the prior two (2) years, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the employees of Parent or its Subsidiaries.

Section 6.16 Compliance with Law; Permits. Except for Environmental Laws (which are addressed exclusively in Section 6.19), Parent and the Parent Subsidiaries are, and have for the two (2) years preceding the date hereof been, (a) in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that Parent or any of the Parent Subsidiaries is subject to any non-ordinary course inspection, investigation, survey, auditor or other review, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries (taken as a whole).

Section 6.17 Parent Benefit Plans.

(a) Section 6.17(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each material Parent Benefit Plan.

(b) As applicable with respect to each of the material Parent Benefit Plans, Parent has made available to the Company true and complete copies of (i) the applicable plan document (including all amendments thereto), (ii) the most recent summary plan description including any summary of material modifications, (iii) the last filed Form 5500 series and all schedules thereto, and (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) any non-routine communications with any Governmental Authority in the past three years.

(c) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and (ii) no such determination or opinion letter has been revoked nor, to Parent’s Knowledge, is any such revocation threatened. Each Parent Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A has been documented and maintained in material compliance with Section 409A in all material respects.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and (ii) as of the date of this Agreement, there are no pending or, to Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) against any of the Parent Benefit Plans.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the PBGC have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, within the last six (6) years, no Parent Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither Parent nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years under Title IV of ERISA. No Title IV liability will be triggered for Parent or any of its Subsidiaries as a result of the Transactions.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Action with respect to the administration or the investment of the assets of any Parent Benefit Plan (other than routine claims for benefits) is pending, or to Parent’s Knowledge, threatened. With respect to each Parent Benefit Plan, (i) all required contributions have been made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code, and (iii) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any Parent Benefit Plan participant have been timely filed or distributed.

(h) The consummation of the Transactions shall not, either alone or in combination with another event: (i) entitle any current employee of Parent or any of its Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any such current employee; (iii) limit or restrict the right to merge, terminate or amend any Parent Benefit Plan on or after the Closing or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) No Parent Benefit Plan provides for post-retirement or other post-employment health or welfare benefits, other than health care continuation coverage as required by COBRA or ERISA.

(j) Without limiting the generality of the other representations in this Section 6.17, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is a Foreign Benefit Plan (a “Parent Foreign Benefit Plan”) has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Parent Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Parent Foreign Benefit Plan have been paid in full; and (iii) each Parent Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Parent Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.

(k) Neither Parent nor any of its Subsidiaries is subject to, or has any obligation under, any Parent Benefit Plan or otherwise to compensate any Person for excise or other Taxes payable pursuant to Section 4999 or Section 409A of the Code.

Section 6.18 Intellectual Property.

(a) Section 6.18(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of all material Parent Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority. The Intellectual Property Rights required to be disclosed in Section 6.18(a) of the Parent Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, to the Knowledge of Parent, not invalid or unenforceable, and (ii) do not require any filings, payments or similar actions to be taken by Parent or its Subsidiaries within ninety (90) days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property Rights, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, Parent and its Subsidiaries solely and exclusively own all rights, title and interest in and to the Parent Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens. As of the date hereof, (x) Parent or one of its Subsidiaries has valid rights pursuant to a Contract to use all other Intellectual Property Rights used in or necessary for the conduct or operation of the Parent Business, and (y) the Intellectual Property Rights granted to Parent and its Subsidiaries pursuant to a valid Contract, together with the Parent’s and its Subsidiaries’ rights in the Parent Intellectual Property, constitute all Intellectual Property Rights or Parent and its Subsidiaries used in or necessary for the operation of the Parent Business as currently conducted.

(b) There are no Actions pending or, to the Knowledge of Parent, threatened, that: (x) allege the conduct of the Parent Business as currently conducted infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights; or (y) challenges the validity, enforceability or ownership of any Parent Intellectual Property. Except as would not reasonably be expected have, individually or in the aggregate, a Parent Material Adverse Effect, the conduct of the Parent Business, and the use or practice of the Parent Intellectual Property, as currently conducted and as conducted in the past six (6) years with respect to Patents and three (3) years with respect to all other Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property, infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, or has, in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property Rights, infringed, misappropriated or otherwise violated any Parent Intellectual Property; and (ii) no Action alleging any of the foregoing is pending, or to the Knowledge of Parent, threatened.

(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent has taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Parent Intellectual Property, (ii) no such Trade Secret material to the Parent Business has been authorized to be disclosed or, to the Knowledge of Parent, has actually been disclosed except to Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets, and (iii) Parent has executed valid written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property Rights for or on behalf of Parent or any of its Subsidiaries, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) presently assigned (including by operation of law) to Parent or one of its Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property Rights developed or created in the course of such Person’s employment or retention thereby.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) neither Parent nor any of its Subsidiaries has combined or incorporated Open Source Software with any proprietary Software, the copyright in which is Parent Intellectual Property (“Parent Proprietary Software”), and distributed any such Parent Proprietary Software in a manner that requires the contribution, licensing or disclosure to any third party of any portion of the source code of any such Parent Proprietary Software included in the Parent Intellectual Property; and (ii) Parent and its Subsidiaries are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the Parent Proprietary Software.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, Parent and its Subsidiaries own or have a valid right to access and use the Parent IT Assets. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent IT Assets do not, to the Knowledge of Parent, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such Parent IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such Parent IT Assets.

Section 6.19 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries (A) are, and during the past three (3) years Parent and its Subsidiaries have been, in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the Parent Business, all of which Permits are in full force and effect, and (B) have not received written notice from any Governmental Authority or Person (or, to the Knowledge of Parent, oral notice) alleging any non-compliance with or Liability under any applicable Environmental Law by Parent or any of its Subsidiaries, the subject of which has not been resolved; (ii) no Actions pursuant to any Environmental Law are pending or threatened in writing or, to the Knowledge of Parent, threatened orally against Parent or any of its Subsidiaries; and (iii) to the Knowledge of Parent, neither Parent nor any of the Parent Subsidiaries has Released Hazardous Materials resulting from their operation of their respective businesses, at on, upon, into or from any real property owned or leased by Parent or any of the Parent Subsidiaries or any other property at concentrations or under conditions that would result in the Parent or any Parent Subsidiary incurring Liability under Environmental Laws.

(b) Other than as set forth in this Section 6.19 or addressed in Section 6.9 (No Undisclosed Liabilities) or Section 6.13 (Absence of Changes), no other representation or warranty shall be deemed to be made in respect of any environmental, health or safety matters (but excluding matters relating to food and product safety), including any matters arising under Environmental Laws, or any matters relating to Hazardous Materials.

Section 6.20 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any Parent Subsidiary.

Section 6.21 Proxy Statement; Registration Statements. None of the information regarding Parent or any of the Parent Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Parent or any Parent Subsidiaries specifically for inclusion in, or incorporation by reference into, Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Date and at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Parent Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Parent Registration Statement.

Section 6.22 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Centerview Partners LLC to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement (prior to any adjustment) is fair, from a financial point of view, to Parent. A copy of such opinion has been delivered or made available to the Company promptly after delivery thereof.

Section 6.23 Certain Board Findings. The Parent Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, are advisable and in the best interests of Parent and its shareholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, (c) resolving to make the Parent Board Recommendation, subject to Section 7.4, and (d) directing that the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment be submitted to a vote at a meeting of Parent’s shareholders.

Section 6.24 Shareholder Approval Required. No vote of the holders of any class of equity securities of Parent or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Parent or its Subsidiaries is to be a party, the performance by Parent or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder, except that consummation of the Merger, the Parent Charter Amendment and the Parent Bylaw Amendment requires the Parent Shareholder Approval.

Section 6.25 SpinCo Common Stock. Neither Parent nor any of the Parent Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Parent or any of the Parent Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or the Company.

Section 6.26 No Shareholders Rights Plan; No Antitakeover Law. As of the date hereof, there is no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of shares of Parent Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to Parent or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

Section 6.27 No Other Representations and Warranties. Except as expressly set forth in Article IV and Article V or in any Transaction Document, (a) each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any of its Affiliates (including the SpinCo Entities), nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever with respect to the Company or any of its Affiliates (including the SpinCo Entities), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Parent and Merger Sub further acknowledges and agrees that neither the Company nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Parent, Merger Sub or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document, each of Parent and Merger Sub acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, SpinCo, any of the SpinCo Entities or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Parent, Merger Sub or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Parent, Merger Sub or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Parent, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Parent, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document. In entering into this Agreement, Parent and Merger Sub acknowledge and agree that they have relied solely upon their own investigation and analysis, and Parent and Merger Sub acknowledge and agree, to the fullest extent permitted by Law, that the Company, the SpinCo Entities and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Parent or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties of set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business by Parent and Merger Sub Pending the Merger. From the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law or (iv) as required or, in Parent’s reasonable judgment, advisable to protect health and safety in response to COVID-19, Parent shall use reasonable best efforts to, and to cause each of its Subsidiaries to, conduct its and their operations in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed or denied, other than with respect to subsection (b), with respect to which consent may be withheld at the Company’s sole discretion), (iii) as required by applicable Law or (iv) as required or, in Parent’s reasonable judgment, advisable to protect health and safety of its or its Subsidiaries’ employees in response to COVID-19, Parent shall not, and shall cause its Subsidiaries not to:

(a) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Parent (other than the Parent Charter Amendment and Parent Bylaw Amendment) or any of its Subsidiaries (other than any changes or amendments thereto that do not adversely impact SpinCo’s stockholders);

(b) (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its Interests (whether in cash, securities or property), except for the declaration and payment of dividends or distributions paid on or with respect to a class of Interests of any Subsidiary that is wholly owned directly or indirectly by Parent, (ii) split, combine, subdivide, reduce or reclassify any of its Interests (except with respect to any direct or indirect wholly owned Subsidiary of Parent that remains a direct or indirect wholly owned Subsidiary of Parent immediately thereafter), or (iii) redeem, repurchase or otherwise acquire any of its Interests (including any securities convertible or exchangeable into such Interests);

(c) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of or any other Interests in Parent or any of its Subsidiaries or any Parent Voting Debt, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Parent or any of its Subsidiaries, other than (i) the issuance of Parent Common Stock upon the exercise and settlement of Parent LTI Awards in accordance with their terms, (ii) the issuance of any Parent LTI Awards required by the terms of any employment agreement outstanding as of the date hereof or entered into as permitted by Section 7.1(h); (iii) the issuance by Parent of annual equity awards in the ordinary course of business; (iv) the issuance of Parent Common Stock pursuant to the Parent ESPP (as in effect on the date of this Agreement); or (v) the issuance by a wholly owned Subsidiary of Parent of its capital stock or other Interests to Parent or another wholly owned Subsidiary of Parent;

(d) merge, combine or consolidate (pursuant to a plan of merger or otherwise) Parent or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;

(e) acquire (including by merger, consolidation, or acquisition of shares or assets) (A) any interest in any Person, (B) any assets of any Person with value in excess of $25,000,000, individually, or $75,000,000, in the aggregate, other than, in each case, in the ordinary course of business or pursuant to the Contracts set forth on Section 7.1(e) of the Parent Disclosure Schedule or (C) any interest in any Person or assets of any Person where such acquisition, merger or consolidation would reasonably be expected to materially delay the satisfaction of the conditions contained in Section 8.1(a) or materially adversely affect the consummation of the Merger;

(f) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than Parent or its wholly owned Subsidiaries) for borrowed money, except (i) in the ordinary course of business pursuant to the Parent Credit Agreement in an aggregate outstanding amount not to exceed $15,000,000 at any time, and (ii) intercompany indebtedness among Parent and its wholly owned Subsidiaries or among any wholly owned Subsidiaries;

(g) except in the ordinary course of business, materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Parent Material Contract;

(h) adopt, enter into, amend or alter in any material respect or terminate any Parent Benefit Plan or any employment agreement with any employee of Parent or any of its Affiliates or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee of Parent or any of its Affiliates, in each case except for such actions, changes or other matters: (A) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (B) as required under applicable Law, any existing Parent Benefit Plan, or any existing employment agreement or other Contract; or (C) solely with respect to employees of Parent who are compensated on an hourly basis, to address market conditions;

(i) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices;

(j) (i) make, change or revoke any material Tax election or (ii) settle, compromise or abandon any material Tax liability, other than, with respect to each of clauses (i) and (ii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse impact on Parent and the Parent Subsidiaries taken as a whole; or

(k) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 7.2 Conduct of Business by SpinCo Pending the Merger. During the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Reorganization or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law, (iv) as required or, in the Company’s reasonable judgment, advisable to protect health and safety in response to COVID-19 or (v) undertaken pursuant to policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the SpinCo Business relative to the Company Business), the Company and the SpinCo Entities shall use reasonable best efforts to, and to cause their respective Subsidiaries (including the SpinCo Entities), to (x) conduct the SpinCo Business in the ordinary course of business in all material respects, (y) manage the SpinCo Business’s working capital and maintain the SpinCo Business Records with a degree of care consistent with past practice and (z) maintain their respective relations and goodwill with all material suppliers, material customers and other material commercial counterparties and Governmental Authorities (in each case, to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities). Without limiting the generality of Section 7.2(a), during the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Reorganization or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to subsection (b) or (c), with respect to which consent may be withheld at the Company’s sole discretion), (iii) as required by applicable Law, (iv) as required or, in the Company’s reasonable judgment, advisable to protect health and safety of the SpinCo Employees in response to COVID-19 or (v) with respect to subsections (i), (j) and (k), undertaken pursuant to policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the SpinCo Business relative to the Company Business), the Company and SpinCo shall not, and each shall cause its respective Subsidiaries not to (in each case to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities):

(a) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of any of the SpinCo Entities, other than an amendment to the certificate of incorporation of SpinCo to increase the number of authorized or outstanding shares of SpinCo Common Stock in connection with the Distribution in accordance with this Agreement and the Transaction Documents;

(b) other than as required for the Distribution or the SpinCo Payment, (i) declare, set aside or pay any dividends on or make other distributions in respect of any of the Interests of any of the SpinCo Entities (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of Interests of any SpinCo Entity that is wholly owned directly or indirectly by SpinCo, (ii) split, combine, subdivide, reduce, or reclassify any of the Interests of any of the SpinCo Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, Interests of the SpinCo Entities or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any Interests (including any securities convertible or exchangeable into such Interests) of any of the SpinCo Entities;

(c) other than as contemplated by the Distribution, issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other Interests in, or any SpinCo Voting Debt of, any of the SpinCo Entities of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the SpinCo Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of the SpinCo Entities, other than the issuance by a SpinCo Entity that is a wholly owned Subsidiary of SpinCo of its capital stock or other Interests to SpinCo or another wholly owned Subsidiary of SpinCo;

(d) except with respect to obsolete Intellectual Property Rights and other obsolete assets, and for the dispositions of Inventory in the ordinary course of business consistent with past practice, sell, assign, transfer, convey, lease, license, allow to lapse or expire, abandon, mortgage, pledge or permit any Lien on (other than Permitted Liens) or otherwise dispose of any SpinCo Business Assets or any SpinCo Intellectual Property, in each case that are material to SpinCo Business (taken as a whole);

(e) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the SpinCo Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the SpinCo Entities;

(f) acquire (including by merger, consolidation, or acquisition of shares or assets) (i) any interest in any Person or (ii) any assets of any Person that would be an asset of the SpinCo Entities at the Effective Time, other than, in the case of clause (ii), in the ordinary course of business with respect to assets either having a value not exceeding $25,000,000, individually, or $75,000,000, in the aggregate, or otherwise for which the purchase price will be paid by the Company or any of its Subsidiaries prior to the Distribution Date;

(g) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except (i) the Financing and Permanent Financing and (ii) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries, in each case of clause (i) and (ii) to the extent otherwise in accordance with this Agreement or contemplated by the Separation Step Plan;

(h) make any loans, capital contributions or investments in, or advances of money to, any Person (other than the SpinCo Entities), in each case, except for advances to employees or officers of any SpinCo Entity for expenses incurred in the ordinary course of business and in accordance with the Company’s and its Subsidiaries’ policies in respect thereof;

(i) (A) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any SpinCo Material Contract or (B) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 5.7, Section 5.15(a) or Section 5.21 of the SpinCo Disclosure Schedule;

(j) (i) adopt, enter into, amend or alter in any material respect or terminate any Company Benefit Plan in respect of the SpinCo Employees, any SpinCo Benefit Plan or any employment agreement with any SpinCo Employee, (ii) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any SpinCo Employee, (iii) grant or provide any change in control, severance, termination retention or similar payments or benefits, (iv) hire or engage, or make an offer to hire or engage, any officer, employee or individual independent contractor of SpinCo whose annual base pay exceeds $150,000 or (v) terminate (without cause) the employment of any SpinCo employee or engagement of any SpinCo individual contractor whose annual base pay exceeds $150,000, in each case except for such actions, changes or other matters: (A) solely with respect to SpinCo Employees who are compensated on an hourly basis, to address market conditions, (B) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (C) as required under applicable Law, any existing Company Benefit Plan or SpinCo Benefit Plan, any existing employment agreement or other Contract or pursuant to any new Company Benefit Plan or SpinCo Benefit Plan or amendment to an existing Company Benefit Plan to the extent applicable generally to employees of Company and its Subsidiaries (and not just of the SpinCo); or (D) the cost of which is borne solely by the Company and/or its Affiliates (other than any SpinCo Entity), it being understood and agreed that actions taken pursuant to this clause (D) shall not result in any cost, expense or Liability to SpinCo or the SpinCo Group (as defined in the Employee Matters Agreement) or Parent and its Subsidiaries (including, following the Closing, the SpinCo Group), including for purposes of the Employee Matters Agreement, or be taken into account for purposes of determining the obligations of Parent and SpinCo under Section 3.1 of the Employee Matters Agreement.

(k) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any SpinCo Entity or with respect to the SpinCo Business;

(l) other than any Action or investigation with respect to Taxes (which shall be governed by Section 7.2(m)), compromise, settle or agree to compromise or settle, or waive any material defense or right in connection with, any Action or investigation (including Transaction Litigation) other than compromises, settlements or agreements (other than with respect to any Transaction Litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the SpinCo Entities or the deferral of payment until after the Distribution Date;

(m) (i) make, change or revoke any material Tax election in respect of the SpinCo Business that would bind any SpinCo Entity for periods following the Effective Time or (ii) settle, compromise or abandon any material Tax liability for which a SpinCo Entity would be responsible under any Transaction Document, other than, with respect to each of clauses (i) and (ii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse impact on the SpinCo Entities taken as a whole;

(n) make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of $5,000,000, individually, or $25,000,000, in the aggregate, other than any capital expenditures for which Company or any of its Subsidiaries (other than the SpinCo Entities) shall be responsible for;

(o) enter into any collective bargaining agreement or other similar Contract with a labor union, works’ council, employee representative body or labor organization that would constitute a SpinCo CBA, in each case, that (i) imposes an obligation or liability on Parent or any of its Subsidiaries (including the SpinCo Entities following the Closing) that is material to the SpinCo Business and disproportionately impacts SpinCo Employees or the SpinCo Business or (ii) applies only to SpinCo Employees;

(p) enter into any Contract that by its terms would impose any restrictions on the operation of the Parent Business (other than the SpinCo Business) or that would require or obligate Parent or any of its Subsidiaries (other than the SpinCo Entities) to license any Intellectual Property Rights to any Person, in each case, as a result of Parent or any of its Subsidiaries being an affiliate of a SpinCo Entity following the Closing, and where the failure of Parent or any such Subsidiary to comply with such restrictions or to license such Intellectual Property Rights would result in a breach of such Contract by the SpinCo Entity; or

(q) authorize or enter into any Contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.

Section 7.3 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that (i) the Contribution and Distribution, taken together, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) the Company will not recognize gain or loss for U.S. federal income Tax purposes in connection with the receipt of the SpinCo Payment or the SpinCo Exchange Debt or, if applicable, the consummation of the Debt Exchange, and (iv) the Merger will not cause Section 355(e) of the Code to apply to the Distribution (clauses (i) through (iv), the “Tax-Free Status”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status. Following the Effective Time, except as otherwise set forth in Section 7.3(a) of the SpinCo Disclosure Schedule, none of the Company, Parent or any of their respective Affiliates shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status.

(b) Each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of WLRK, reasonably satisfactory in form and substance to the Company and a written opinion of EY, reasonably satisfactory in form and substance to the Company (the “Distribution Tax Opinions”), each dated as of the Closing Date, regarding the tax treatment of the Contribution and Distribution and, with respect to the opinion of EY, the Reorganization transactions specified in Section 7.3(b) of the SpinCo Disclosure Schedule. In delivering the Distribution Tax Opinions, EY and WLRK shall be entitled to receive and rely upon the Parent Distribution Tax Representations and the Company Distribution Tax Representations.

(c) Each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of WLRK (the “Company Merger Tax Opinion”) and Parent to obtain a written opinion of Weil (the “Parent Merger Tax Opinion”) reasonably satisfactory in form and substance to the Company and Parent, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Company Merger Tax Opinion and the Parent Merger Tax Opinion, WLRK and Weil shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the Parent Merger Tax Representations.

(d) The Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the Parent Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(e) Parent will promptly notify the Company if, before the Effective Time, it knows or has reason to believe that Parent is not reasonably expected to be able to obtain the Parent Merger Tax Opinion.

(f) The Company will promptly notify Parent if, before the Effective Time, it knows or has reason to believe that the Company is not reasonably expected to be able to obtain any of the Distribution Tax Opinions or the Company Merger Tax Opinion.

(g) The Company shall provide Parent copies of all Specified Tax Materials promply following the receipt, filing, or finalization or substantial finalization thereof, as applicable, provided that the Company may redact any Redactable Information from such Specified Tax Materials.

(h) As soon as reasonably practicable (and in any event within thirty (30) Business Days) after the date hereof, the Company will have submitted the IRS Ruling Request, and the Company shall submit to the IRS supplemental materials relating thereto that the Company determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that the Company determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, an “IRS Submission”). The IRS Ruling Request and any IRS Submissions shall be prepared by the Company, subject to the terms of this Section 7.3(h). The Company shall have control over the process for submitting and prosecuting the IRS Ruling Request or such additional rulings as the Company may determine are necessary or appropriate, except as otherwise provided in this Section 7.3(h). From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by the Company of the IRS Ruling (and any additional rulings the Company determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission. In connection with the IRS Ruling Request, the Company shall use its reasonable best efforts to provide Parent with a reasonable opportunity to review and comment on each material IRS Submission filed with the IRS after the date of this Agreement prior to the filing of such IRS Submission with the IRS and the Company shall, in good faith, consider and incorporate any comments provided by Parent on each such material IRS Submission; provided that the Company may redact from any such IRS Submission any information (“Redactable Information”) that (x) the Company, in its good faith judgment, considers to be confidential and not germane to Parent’s or SpinCo’s obligations under this Agreement or any of the other Transaction Documents and (y) is not a part of any other publicly available information, including any non-confidential filing. No material IRS Submission shall be submitted to the IRS after the date of this Agreement unless, prior to such submission, Parent shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such material IRS Submission, to the extent that such contents include statements or representations that Parent reasonably and in good faith determines will have a material adverse effect on Parent or any of its Affiliates (including any SpinCo Entity for periods after the Effective Time). The Company shall provide Parent with copies of each IRS Submission filed with the IRS after the date of this Agreement as filed with the IRS promptly following the filing thereof; provided that the Company may redact any Redactable Information from such IRS Submissions. With respect to the rulings set forth in Schedule 3.2(f) of the Separation and Distribution Agreement (the “Foreign Tax Rulings”), the Company shall use its reasonable best efforts to provide Parent with a reasonable opportunity to review and comment on the request for each such ruling prior to the filing of such request with the applicable Governmental Authority and the Company shall, in good faith, consider any comments provided by Parent on each such request. No material submission to a foreign tax authority requesting a Foreign Tax Ruling, or relating to a request for a Foreign Tax Ruling, (a “Foreign Tax Submission”) shall be submitted to a foreign tax authority after the date of this Agreement unless, prior to such submission, Parent shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such Foreign Tax Submission, to the extent that such contents include statements or representations that Parent reasonably and in good faith determines will have a material adverse effect on Parent or any of its Affiliates (including any SpinCo Entity for periods after the Effective Time); provided, that, for the avoidance of doubt, Parent shall not have any rights pursuant to this sentence with respect to any determinations which the Company is entitled to make under the Tax Matters Agreement, including pursuant to Section 3.07 of the Tax Matters Agreement, and Parent shall exercise its rights pursuant to this sentence in a manner consistent with Section 6.02(c)(ii) of the Tax Matters Agreement. The Company shall provide Parent copies of each Foreign Tax Submission made after the date of this Agreement as filed with the applicable foreign tax authority promptly following the filing thereof; provided that the Company may redact any Redactable Information from such Foreign Tax Submission.

(i) In the event of any Adverse Law Event prior to Closing or if the Company reasonably determines that the transactions contemplated by this Agreement or any other Transaction Documents would result in a material amount of Tax to the Company or any of its Affiliates, the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to either (x) make likely the receipt from the IRS of the IRS Ruling, or (y) allow the Company to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of the Company, tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that (i) no such change shall, (A) alter or change the Exchange Ratio, the nature or mix of the Merger Consideration, or (without the consent of either Party, in their reasonable discretion) materially alter the scope of the SpinCo Business, the SpinCo Business Assets, the SpinCo Entities or SpinCo Liabilities to be acquired by Parent in connection with the Transactions, (B) materially impede or materially delay the consummation of the transactions contemplated by this Agreement or (C) materially increase any unreimbursed cost of any Party associated with the transactions contemplated by the Transaction documents (without the consent of the applicable Party) and (ii) if as a result of such change the Company will not effect the Debt Exchange, the Company will irrevocably waive in writing the condition set forth in Section 8.2(g)(i)(A). In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.3(i), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

Section 7.4 Preparation of the Registration Statements, Schedule TO and Prospectus; Parent Shareholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Parent Registration Statement; (ii) Parent, the Company and SpinCo shall jointly prepare and SpinCo shall file with the SEC the SpinCo Registration Statement; (iii) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Proxy Statement (which Proxy Statement may form a part of the Parent Registration Statement); and (iv) if the Distribution is effected in whole or in part as an exchange offer, the Company shall prepare and file with the SEC, when and as required (and in any event as promptly as reasonably practicable after the Parent Registration Statement and SpinCo Registration Statement have been declared effective by the SEC), a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”).

(b) Each of Parent, the Company and SpinCo shall use its reasonable best efforts to have the Parent Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Parent Registration Statement and the SpinCo Registration Statement, each of Parent, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Parent Share Issuance and the Distribution. As promptly as practicable after the SpinCo Registration Statement shall have become effective, the Company shall cause the Distribution Documents to be mailed or made available to the Company’s shareholders pursuant to applicable Law. No filing of, or amendment or supplement to, the Parent Registration Statement or the Proxy Statement will be made by Parent without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement or the Schedule TO, if applicable, will be made by the Company or SpinCo without providing Parent with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws.

(c) If, at any time prior to the Effective Time, any information relating to Parent, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Company or SpinCo which should be set forth in an amendment or supplement to the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by Law, disseminated to the shareholders of Parent or the Company, as applicable. Each Party shall notify the other Party promptly of the time when the Parent Registration Statement or the SpinCo Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review in advance any such written responses and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d) Parent Shareholders Meeting.

(i) Subject in all respects to Section 7.4(d)(iii), Parent shall call, give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Parent Registration Statement is declared effective, for the purpose of obtaining the Parent Shareholder Approval (and no other matters, except for (x) a proposal to amend the bylaws of Parent to authorize the Parent Board to amend the bylaws without obtaining the approval of Parent’s shareholders and (y) a proposal to adjourn the meeting to solicit additional proxies to obtain the Parent Shareholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the Parent Shareholders Meeting without the Company’s prior written consent); provided, however, that, subject to the requirements of any applicable Law, Parent may, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than ten (10) Business Days each) shall, postpone or adjourn the Parent Shareholders Meeting (A) if a quorum has not been established; (B) after consultation with the Company, to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by Parent’s shareholders sufficiently in advance of the Parent Shareholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Shareholder Approval would not otherwise be obtained; (D) after consultation with the Company, if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, however, that, unless otherwise agreed to by the Company, the Parent Shareholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than fifteen (15) Business Days in total without the written consent of the Company. Parent shall advise the Company upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Parent Shareholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Shareholder Approval and at additional times upon the reasonable request of the Company.

(ii) Parent shall, through the Parent Board, make the Parent Board Recommendation and include such Parent Board Recommendation in the Proxy Statement (subject to Section 7.9) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the approval of the proposals required under the Parent Shareholder Approval, and (B) take all other action necessary or advisable to secure the Parent Shareholder Approval. Except as expressly permitted in Section 7.9(c), neither the Parent Board nor any committee thereof shall effect a Parent Adverse Recommendation Change.

(iii) Notwithstanding anything to the contrary herein, including any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.4 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the Parent Shareholder Approval shall be submitted to the shareholders of Parent for approval at the Parent Shareholders Meeting whether or not (A) the Parent Board shall have effected a Parent Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its Representatives.

Section 7.5 Reasonable Best Efforts.

(a) Subject to the terms of Section 7.6, which shall govern with respect to the subject matter thereof, each of Parent and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities and the making of all necessary registrations and filings in connection therewith, (ii) using its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties, and (iii) subject to Section 7.5(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that in no event shall the Company, Parent or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.

(b) The Company and Parent shall (i) promptly, but, unless mutually agreed by the Company and Parent, in no event later than ten (10) Business Days after the date hereof, file (or cause to be filed) any and all pre-merger notification and report forms required to be filed by the Parties under the HSR Act with respect to the Merger, and (ii) make, in no event later than the applicable deadline set forth on Section 7.5(b) of the Company Disclosure Schedule unless mutually agreed by the Company and Parent, the appropriate filings required in connection with each of the other Requisite Regulatory Approvals. The Company and Parent shall request early termination of any applicable waiting periods under the Antitrust Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall supply to the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission as promptly as reasonably practicable and advisable any additional information or documents that may be requested pursuant to any Law or by any of them. Parent may not “pull and refile” its filing under the HSR Act without the prior written approval of the Company.

(c) In furtherance of the covenants of the parties contained in this Section 7.5 (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger (or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents) as violative of any Antitrust Law, each of the parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any such other transaction on or before the Outside Date and (ii) Parent shall take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including, in the case of Parent, proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (x) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates, including the SpinCo Business and the SpinCo Business Assets (other than the Company and its Affiliates following the Closing) and (y) otherwise take or commit to take actions that after the Closing would limit Parent’s freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates (other than the Company and its Affiliates following the Closing), including the SpinCo Business and the SpinCo Business Assets (collectively, the “Remedial Actions”); provided, however, that nothing contained in this Agreement requires Parent to (x) agree to or effect any sale, divestiture or disposition of, or (y) agree to or take any other action pursuant to the foregoing that would limit Parent’s freedom of action or ability to operate and/or retain, assets or a business of Parent or the SpinCo Entities or any of their respective Affiliates that, individually or in the aggregate, generated net sales revenues in excess of $83,000,000 (the “Maximum Impacted Historical Revenue”); provided that, in the case of clause (y), the net sales revenues of the asset or business impacted by such action shall be considered in determining whether the Maximum Impacted Historical Revenue has been achieved only if the applicable limitation would be material to such impacted assets or business. For the purposes of calculating the Maximum Impacted Historical Revenue, (A) the net sales revenues of any SpinCo Business Assets shall be calculated using the 2020 net sales revenues from the Sales Cube application used by the Company and its Affiliates, and (B) the net sales revenues of any assets or business of Parent and its Affiliates shall be calculated using the fiscal year 2021 net sales revenues from the Prophix database used by Parent and its Affiliates; provided, in each case of clause (A) and (B) that net sales revenues shall not include sales between a Party and its Affiliates or among its Affiliates. Parent shall be entitled to lead any proceedings or negotiations with any Governmental Authorities with respect to any Remedial Actions, in consultation with the Company pursuant to Section 7.5(d). In furtherance of Section 7.5(c)(ii), Parent may propose the assets or businesses of Parent or the SpinCo Entities that may be subject to any Remedial Actions. Notwithstanding anything in this Agreement to the contrary, the Company and its Affiliates shall not be obligated to take or agree or commit to take any action (i) that is not conditioned on the Closing or (ii) that relates to any Excluded Assets or the Company Business.

(d) Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, timing agreements or extensions, and any other actions pursuant to this Section 7.5, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, Parent and the Company shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any non-administrative written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Business Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Parent and the Company agree not to participate in any pre-scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate.

Section 7.6 Financing.

(a) SpinCo shall use reasonable best efforts to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “Debt Commitment Letter”)), from the SpinCo Lenders party thereto, pursuant to which, among other things, the SpinCo Lenders have committed to provide SpinCo or its designee with debt financing in the amount set forth therein (the committed debt financing contemplated by the Debt Commitment Letter, being referred to as the “Financing”), (ii) materially comply with the obligations that are set forth in the Debt Commitment Letter that are applicable to SpinCo, (iii) fully enforce the rights of SpinCo under the Debt Commitment Letter and (iv) cause the applicable SpinCo Lenders to fund the full amount of the Financing (other than any portion thereof that is replaced with previously or concurrently incurred Permanent Financing) no later than immediately prior to the Distribution.

(b) In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements, the Company (in consultation in good faith with Parent) shall cause SpinCo to, and each of SpinCo and Parent shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the Financing and Permanent Financing that is available, equal to $1,000,000,000 (the “Alternative Financing”, it being understood and agreed that references herein to (i) the Financing shall include any such Alternative Financing and (ii) the Debt Commitment Letter or Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Alternative Financing must (A) not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith), (B) unless otherwise agreed to in writing by the Company, SpinCo and Parent, be on terms and conditions not materially less favorable, taken as a whole, to SpinCo and Parent than those in the Debt Commitment Letter or the Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by the Company and Parent, not contain any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Commitment Letter or the Financing Agreements, as applicable.

(c) SpinCo shall give Parent, and Parent shall give SpinCo, prompt written notice upon it obtaining actual knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the Financing or Permanent Financing by any party to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements, and (iv) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements. Subject to the immediately preceding clause (b), SpinCo shall not, without the prior written consent of Parent, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements; provided that notwithstanding the foregoing, SpinCo may (in consultation with Parent) amend and restate the Debt Commitment Letter or otherwise execute joinder agreements to the Debt Commitment Letter solely to add additional SpinCo Lenders, arrangers, agents or entities with other similar roles or titles.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and Parent agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement and consummation by SpinCo of the Financing, including, without limitation, by (i) participating in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Financing Agreements”), on the terms and conditions contained in the Debt Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and Parent; provided, that any such other terms must not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith) and (iv) on a timely basis (taking into account the expected timing of the Marketing Period), (x) satisfying all conditions precedent in the Debt Commitment Letter and the Financing Agreements that are within the control of SpinCo, Parent or their respective Subsidiaries, as applicable, (y) furnishing any pertinent information regarding the SpinCo Business or Parent and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Parent, as applicable, in connection with the Financing and (z) furnishing summary financial results reasonably available to or obtainable by the Company or SpinCo, on the one hand, or Parent, on the other, for any fiscal period of SpinCo or Parent, as applicable, for which historical financial statements of the SpinCo Business or Parent, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of SpinCo or Parent, as applicable, pursuant to Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of the Company or Parent, as applicable, and to the extent customary, advisable or necessary, the Company or Parent, as applicable, shall disclose publicly such financial results prior to or concurrently with the launch of any such offering).

(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and Parent hereby consents to the use of its and its Subsidiaries’ logos, in connection with the Financing and Permanent Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property Rights. SpinCo and Parent shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the Financing and Permanent Financing and as promptly as practicable provide copies of then-current drafts of the Financing Agreements and Permanent Financing Agreements.

(f) Notwithstanding any of the foregoing or any other provision of this Agreement to the contrary, in the event of a termination of this Agreement in accordance with its terms (other than a termination by Parent pursuant to Section 9.1(d), in which case the Company shall be responsible for 100% of the Reimbursement Obligations), each of Parent, on the one hand, and the Company and SpinCo, on the other hand, shall be responsible for 50% of the aggregate amount of the Reimbursement Obligations, and Parent shall, or shall cause its Subsidiaries to, pay to the Company an amount of cash equal to 50% of the aggregate amount of the Reimbursement Obligations (such payment to be made promptly and in any event within thirty (30) Business Days following delivery to Parent of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations); provided, however, in the event this Agreement is validly terminated by the Company pursuant to Section 9.1(e), then the percentage of the Reimbursement Obligations for which Parent shall be responsible (and in respect of which Parent shall be required to pay to the Company) pursuant to this Section 7.6(f) shall be deemed to equal 100%.

(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and Parent agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities (including the SpinCo Exchange Debt) or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of the Financing (such financing, the “Permanent Financing”), including, without limitation, by (in the case of any portion of the Permanent Financing consisting of SpinCo Exchange Debt, subject to Sections 7.6(k) and (l)) (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, (v) in the case of the Company and SpinCo, as promptly as reasonably practicable furnishing Parent with the Required Information, (vi) using reasonable best efforts to obtain customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions and other documentation and items relating to the Permanent Financing, (vii) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent Financing Agreements”), on terms and conditions reasonably satisfactory to the Company, SpinCo and Parent; provided, that any such terms must not result in any materially adverse Tax consequences to the Company and its subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith), (viii) on a timely basis (taking into account the expected timing of the Marketing Period), (x) satisfying all conditions precedent in the Permanent Financing Agreements that are within the control of SpinCo, Parent or their respective Subsidiaries, as applicable, (y) furnishing any pertinent information regarding the SpinCo Business or Parent, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Parent, as applicable, in connection with the Permanent Financing and (z) furnishing summary financial results reasonably available to or obtainable by the Company or SpinCo, on the one hand, or Parent, on the other, for any fiscal period of SpinCo or Parent, as applicable, for which historical financial statements of the SpinCo Business or Parent, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of SpinCo or Parent, as applicable, pursuant to Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of the Company or Parent, as applicable, and to the extent customary, advisable or necessary, the Company or Parent, as applicable, shall disclose publicly such financial results prior to or concurrently with the launch of any such offering), (ix) facilitating the granting of security interests (and perfection thereof) in collateral and the provision of guarantees, (x) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources in connection with applicable “know your customer’’ and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) a “Beneficial Ownership Certification” (as defined in the Debt Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing and (xi) delivering any customary certificates required by the Permanent Financing Agreements.

(h) Notwithstanding anything to the contrary in this Section 7.6, (i) no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require Parent or any of its Subsidiaries to be an issuer or guarantor of the Company Exchange Debt or require the Company or any of its Subsidiaries (other than SpinCo), or, prior to the Closing, Parent, any of its Subsidiaries or any of SpinCo’s Subsidiaries, to be an issuer or guarantor of the Financing or the Permanent Financing; (B) require the Company or any of its Subsidiaries or, prior to the Closing, Parent or any of its Subsidiaries, or any of their respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of SpinCo and its Subsidiaries, certificates, opinions or letters delivered at the closing of the Financing or the Permanent Financing, as applicable); (C) cause any director, officer or employee of the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, to incur any personal liability; (D) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries), or, prior to the Closing, Parent or any of its Subsidiaries or SpinCo or any of its Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision (or perfection) of collateral in connection with the Financing or Permanent Financing other than those related to customary escrow arrangements reasonably acceptable to Parent, the Company and SpinCo relating to any proceeds from the Permanent Financing required to be held therefor; (E) without limiting clauses (B) and (D) above, (1) require Parent or any of its Subsidiaries to execute and deliver any documentation related to the Company Exchange Debt or (2) require the Company or any of its Subsidiaries (other than SpinCo) or, prior to the Closing, Parent, any of its Subsidiaries or any of SpinCo’s Subsidiaries, to execute and deliver any documentation related to the Financing or Permanent Financing; (F) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Parent’s reasonable determination) any attorney-client privilege of Parent or any of its Subsidiaries (in which case Parent and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (G) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, or the Organizational Documents of Parent or its Subsidiaries, or any applicable Law; (H) require the incurrence or issuance of any indebtedness other than the Financing, the Permanent Financing, the Company Exchange Debt and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Separation Step Plan; (I) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or Parent and its Subsidiaries; (J) require the Company or its Subsidiaries or Parent or its Subsidiaries to prepare or deliver any (1) Excluded Information or (2) financial statements (other than financial statements to the extent (x) set forth in Section 7.6(g)(viii)(z) or Section 7.6(d)(iv)(z), (y) in the case of the Company and its Subsidiaries, constituting Required

Information or (z) in the case of Parent and its Subsidiaries, constituting “Required Notes Information” or “Required Bank Information” (each as defined in the Debt Commitment Letter as in effect as of the date hereof) relating to Parent or its Subsidiaries) that are not readily available to them or prepared in the ordinary course of their respective financial reporting practices or (K) require the Company, SpinCo or their respective subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Permanent Financing and (ii) no action contemplated in this Section 7.6 shall be required by the Company, SpinCo or their respective Subsidiaries to the extent such action would result in any materially adverse Tax consequences to the Company, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith).

(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Parent or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or their respective Affiliates), each of the Company and SpinCo agrees that Parent may share information with respect to SpinCo and the SpinCo Business with the SpinCo Lenders, and that Parent and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Permanent Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, offering memoranda, private placement memoranda and similar documents.

(j) All non-public or otherwise confidential information regarding the businesses of Parent and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and Parent, on the other hand (or their respective Affiliates), Parent agrees that the Company and SpinCo may share information with respect to the businesses of Parent and its Subsidiaries with the SpinCo Lenders, and that the Company, SpinCo and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Permanent Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, offering memoranda, private placement memoranda and similar documents.

(k) If the Above Basis Amount exceeds zero and there has been no Adverse Law Event with respect to the Company’s recognition of gain or loss for U.S. federal income Tax purposes in connection with the Debt Exchange, unless the Company has delivered written notice of its waiver (in its sole discretion) of the condition set forth in Section 8.2(g)(i)(A):

(i) the Company shall use its reasonable best efforts to, (a) prior to the Distribution, incur indebtedness in an aggregate principal amount equal to the Above Basis Amount containing terms reasonably satisfactory to the Company (the “Company Exchange Debt”); (b) cause SpinCo to distribute to the Company indebtedness of SpinCo containing terms (including as to pricing, fees and other economic terms) consistent with those described in paragraph (l) below and otherwise reasonably satisfactory to the Company, SpinCo and Parent (the “SpinCo Exchange Debt”); and (c) cause the Debt Exchange to be consummated prior to or substantially concurrently with the Distribution in a process to be jointly managed by the Company and Parent in good faith; provided, that the terms of the Debt Exchange must not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith);

(ii) (a) the Company and its Subsidiaries (including SpinCo and its Subsidiaries) on the one hand, and Parent and its Subsidiaries on the other hand, shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Debt Exchange and (b) the Company and its Subsidiaries (including SpinCo and its Subsidiaries) shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to cause the holders of the Company Exchange Debt to exchange such Company Exchange Debt for the SpinCo Exchange Debt on terms reasonably acceptable to the Company;

(iii) (a) the Company and Parent shall jointly manage the negotiations in connection with the issuance of the SpinCo Exchange Debt and the selection of investment banking advisors with respect thereto; and (b) the financial, legal, accounting and other advisors for the Company, Parent and SpinCo shall be directed to take, or cause to be taken, all actions, and do, or cause to be done, all other commercially reasonable things necessary to facilitate the Debt Exchange as reasonably directed by the Company and Parent in good faith;

(iv) the Company and Parent will each be permitted to participate in any material discussions with the investment banks, managers or other third parties relating to the terms and conditions of the SpinCo Exchange Debt and to review and comment on drafts of proposed indentures, specimen security certificates, purchase agreements, credit agreements and other similar agreements governing the SpinCo Exchange Debt;

(v) each party hereto shall use reasonable best efforts to cooperate in connection with the preparation of all documents and the making of all filings required in connection with the issuance of the SpinCo Exchange Debt and the consummation of the Debt Exchange;

(vi) the Company and Parent shall coordinate their activities with respect to the Debt Exchange and the other components of the Financing and the Permanent Financing, as applicable, with the intent of optimizing the marketing and execution thereof; and

(vii) the Company shall use commercially reasonable efforts to increase the Basis Amount (without taking into account the second proviso contained in the definition thereof), provided, that the Company shall not be required to take any action that could (a) prevent or materially delay the Separation, the Distribution or the Merger (or prevent or materially delay the satisfaction of any condition to any of the foregoing) or (b) result in any material Tax or unreimbursed cost to the Company which Tax or cost would not otherwise be incurred.

(l) The SpinCo Exchange Debt shall (i) have a minimum term of eight years from issuance, (ii) be subject to covenants that are consistent with market practice for issuers with the credit ratings assigned to Parent or SpinCo giving pro forma effect to the consummation of the Merger, (iii) include terms that result in the SpinCo Exchange Debt trading at par upon issuance, (iv) not be callable for at least 5 years (except subject to payment of a customary make-whole premium) and (v) have no principal amortization; provided, however, that unless the Company has delivered written notice of its waiver (in its sole discretion) of the condition set forth in Section 8.2(g)(i)(A), if the SpinCo Debt Exchange is unable to be consummated via the issuance or incurrence of the SpinCo Exchange Debt within the foregoing parameters, the parties agree that the Company may, but shall not be required to, complete the issuance or incurrence of the SpinCo Exchange Debt outside such parameters to the extent necessary to consummate the Debt Exchange prior to the Distribution, as determined by the Company in good faith, after reasonable consultation with Parent.

Section 7.7 Access to Information. The Company shall, and shall cause its Subsidiaries, on the one hand, and Parent shall, and shall cause the Parent Subsidiaries, on the other hand, to afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party (including in response to COVID-19), during the Interim Period, in such manner as to not interfere with Parent’s and its Subsidiaries’ or the SpinCo Business’s (as applicable) normal operations, the properties, the SpinCo Business Records and appropriate senior-level employees of Parent and the Parent Subsidiaries or the Company and its Subsidiaries (related to the SpinCo Business), including the SpinCo Entities (as applicable), as such Party and its Representatives may reasonably request for the purposes of furthering the transactions contemplated by this Agreement or integration planning and preparing for the operation of Parent and the Surviving Corporation post-Closing; provided that (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results, or other sensitive personal information; and (d) that nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). Parent and the Company may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions. Notwithstanding anything in this Section 7.7 to the contrary (but without limiting the Company’s obligations under this Agreement, including Section 7.4), the Company and SpinCo shall not be required to provide access to, or make any disclosure with respect to, any information of or to the extent relating to the Company, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the SpinCo Entities, the SpinCo Business Assets or the SpinCo Liabilities. The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement and, to the extent applicable, the procedures set forth on Section 7.7 of the SpinCo Disclosure Schedule shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 7.8 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each present and former director, officer or employee of any SpinCo Entity (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries (including the SpinCo Entities), as the case may be, would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents, provided that such Person delivers an undertaking to Parent in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, Parent shall cause the SpinCo Entities (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the SpinCo Entities’ respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) The Company may at its option and sole expense procure a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of Parent and SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any SpinCo Entity and his or her heirs and representatives. In the event that Parent or SpinCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or SpinCo, as the case may be, shall succeed to the obligations set forth in this Section 7.8.

Section 7.9 No Solicitation.

(a) Parent shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall promptly request that each such Person return or destroy any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Parent shall not, and shall cause its respective Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with, any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, that (x) Parent may direct any Person that submits any Competing Proposal or makes any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal (in each case, not involving, following or resulting from any breach of this Section 7.9) to the provisions of this Section 7.9 and (y) if, prior to obtaining the Parent Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Parent Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, encouraged or facilitated by the breach (other than a de minimis breach) of this Section 7.9(a), the Parent Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such

Competing Proposal would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law, Parent may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to Parent, its Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal; provided, that Parent may only take the actions described in the foregoing clauses (A) and (B) if it has provided the Company and SpinCo with notice of its intent to take such action at least forty-eight (48) hours prior to initially taking the first of any such actions. Except as expressly permitted by this Section 7.9, the Parent Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal; (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (3) if a Competing Proposal has been publicly announced, fail to publicly make a statement that the Company recommends against any such Competing Proposal within ten (10) Business Days after the initial request in writing by the Company following such public announcement to do so, or, if requested by the Company in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to the Company, such recommendation against such Competing Proposal), (4) fail to include the Parent Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3),(4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “Parent Adverse Recommendation Change”).

(b) Except as expressly permitted by this Section 7.9, Parent shall not, and shall cause its respective Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to the Company, release, modify or grant any permission, waiver or release under, any standstill or similar agreement entered into by Parent or any of its Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Parent Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law).

(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the Parent Shareholder Approval, the Parent Board may (I) in response to any bona fide written Competing Proposal that was not solicited, initiated or knowingly encouraged in violation of Section 7.9(a), effect a Parent Adverse Recommendation Change or (II) in response to an Intervening Event, effect a Parent Adverse Recommendation Change, in the case of each of clauses (I) and (II), if and only if (i) (A) in the case of a Competing Proposal, the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (B) in the case of an Intervening Event, if the Parent Board determines in good faith that an Intervening Event has occurred and is continuing; (ii) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law; (iii) the Parent Board provides the Company four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (iv) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the Company, Parent shall have negotiated (and directed its Representatives to negotiate) in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Competing Proposal or Intervening Event; and (v) at the end of the four (4) Business Day period described in the foregoing clause (iv), the Parent Board concludes in good faith, (A) after consultation with Parent’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which the Company and SpinCo have agreed in writing), that any Competing Proposal continues to be a Superior Proposal or (B) after consultation with Parent’s outside legal counsel, that the failure to make a Parent Adverse Recommendation Change with respect to such Intervening Event would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the shareholders of Parent would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided, that with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to two (2) Business Days.

(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), Parent shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to Parent or its Subsidiaries relating to, or from any Person that would reasonably be expected to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the Company (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal). Parent shall keep the

Company reasonably informed on a prompt basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes, developments, discussions or negotiations) of the status of any such request, inquiry or Competing Proposal (including the any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Parent hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements, and written summaries of any other material oral inquiries or discussions. Parent agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to the Company any non-public information concerning Parent or its Subsidiaries that Parent provides to any third party in connection with any Competing Proposal which was not previously provided to the Company and SpinCo.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to its shareholders a position that Parent reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of the Nasdaq, and such disclosure shall not be deemed a Parent Adverse Recommendation Change so long as such disclosure includes the Parent Board Recommendation, without alternation, modification or qualification thereof, or would not otherwise constitute a Parent Adverse Recommendation Change.

(f) Any failure of Parent’s Subsidiaries or their Representatives to comply with any provisions of this Section 7.9 applicable thereto (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by Parent.

(g) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other similar transaction involving Parent; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Parent and the Parent Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Parent Common Stock or of any other class or type of Interests in Parent; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Parent Common Stock or of any other class or type of Interests of Parent or any of its Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by Parent or any of its Representatives in violation of Section 7.9(a) and which, in the good faith judgment of the Parent Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable to Parent’s shareholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the Company and SpinCo pursuant to Section 7.9(c)).

Section 7.10 Exclusivity. The Company shall immediately cease, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, and shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement promptly return or destroy such information (if as of the execution of this Agreement not already so requested), including promptly terminating any access by any Person to any physical or electronic data room relating to any SpinCo Proposal. From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the Effective Time, the Company shall not, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes 10% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to the SpinCo Business, SpinCo Business Assets or SpinCo Entities in connection with, any SpinCo Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided that nothing in this Section 7.10 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay the Company’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby or by the Separation and Distribution Agreement.

Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) in connection with any press release, public statement or filing to be issued or made by Parent with respect to any Parent Adverse Recommendation Change in accordance with this Agreement, or (c) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11), neither Parent nor the Company will, and each of Parent and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public releases made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.

(a) From and after the Closing Date, (i) until the date that is two (2) years after the Closing Date, the Company shall not and shall ensure that no Subsidiary of the Company, directly or indirectly, solicits for employment any SpinCo Employee whose name appears on the SpinCo Employee List and (ii) until the date that is two (2) years after the Closing Date (in the case of SpinCo Employees whose name appears on the SpinCo Employee List with a title of Director or above) and that is six (6) months after the Closing Date (in the case of SpinCo Employees whose name appears on the SpinCo Employee List with a title below Director), the Company shall not and shall ensure that none of its Subsidiaries offers to hire or hires any such SpinCo Employee; provided, however, that nothing in this Section 7.12(a) will prohibit the Company or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at SpinCo Employees, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target SpinCo Employees, (x) soliciting any person who has ceased to be employed by Parent or any of its Subsidiaries, (y) soliciting any person who initiates discussions regarding employment with the Company or any of its Subsidiaries without any direct or indirect solicitation by the Company or any of its Subsidiaries, or (z) subject to clause (ii), employing any SpinCo Employee as a result of activities permitted by the foregoing clauses (v), (w), (x) or (y).

(b) From and after the Closing Date, (i) until the date that is two (2) years after the Closing Date, Parent shall not and shall ensure that no Subsidiary of Parent, directly or indirectly, solicits for employment any Company Representative and (ii) until the date that is two (2) years after the Closing Date (in the case of any Non-Transferred Employee Company Representative with a title of Director or above) and that is six (6) months after the Closing Date (in the case of any Non-Transferred Employee Company Representative with a title below

Director), Parent shall not and shall ensure that no Parent Subsidiary offers to hire or hires any such Non-Transferred Employee Company Representative; provided, however, that nothing in this Section 7.12(b) will prohibit Parent or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at Company Representatives, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target Company Representatives, (x) soliciting any person who has ceased to be employed by the Company or any of its Subsidiaries, (y) soliciting any person who initiates discussions regarding employment with Parent or any of its Subsidiaries without any direct or indirect solicitation by Parent or any of its Subsidiaries, or (z) subject to clause (ii), employing any Non-Transferred Employee Company Representative as a result of activities permitted by clauses (v), (w), (x) or (y).

(c) From the Closing Date until the date that is five (5) years after the Closing Date, the Company will not, and will cause its Subsidiaries not to (i) engage in (or own any Interest in any Person who engages in or manages or operates any business that engages in) the manufacture, marketing, distribution, sale or servicing of any products or services designed or marketed to (A) detect, enumerate, or culture (or collect or hold for the purpose of detecting, enumerating, or culturing) microorganisms or food allergens in Commercial Food Safety Applications (except where solely performed to assess the need for or evaluate the efficacy of filtration and separation products of the Company’s Separation and Purification Sciences Division) or (B) detect adenosine triphosphate to determine the hygienic status of surfaces, products, or environments; or (ii) grant to any third party any express license under any intellectual property to permit such third party to take an action prohibited by foregoing clauses (A) and (B).

(d) The prohibitions in Section 7.12(c) will not apply to:

(i) any acquisition, merger, business combination or similar transaction (or series of related transactions) by the Company or any of its Subsidiaries of all or any part of a business or Person that is engaged in activities that the Company would be prohibited from engaging in pursuant to Section 7.12(c) where such acquired business or Person’s consolidated revenues in respect of such prohibited activities represented no more than ten percent (10%) of the aggregate consolidated revenues of such acquired business or Person, as applicable, for such acquired business’s or Person’s most recently completed fiscal year; so long as within eighteen (18) months after the consummation of the Company’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such business or Person, either (x) the Company or such Subsidiary or Subsidiaries disposes of such Person or business or the relevant portion thereof that is engaged in any prohibited activities or (y) at the expiration of such eighteen (18)-month period, the operation of such prohibited business has been discontinued;

(ii) the ownership by the Company or any of its Subsidiaries, directly or indirectly, of five percent (5%) or less of any class of securities of any Person traded on any domestic or foreign securities exchange; provided, that such shares are held for passive investment purposes only and neither the Company nor any of its Affiliates exercise control of such Person;

(iii) the acquisition and ownership, directly or indirectly, of an equity interest of no greater than five percent (5%) of the outstanding equity securities in, any Person that does not have a class of securities listed on any domestic or foreign securities exchange, so long as the Company or its Subsidiary, as applicable, does not have (A) the right to appoint a number of members of the board of directors or similar governing body of such Person in excess of the aggregate outstanding equity ownership percentage of the Company and its Affiliates in such Person or (B) control over the research or strategic development activities of such Person; or

(iv) the performance by the Company or any of its Subsidiaries of their respective obligations under any Transaction Document.

(e) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13 Defense of Litigation. Parent and the Company shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to the transactions contemplated by this Agreement or the Separation and Distribution Agreement, including the Separation, the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment (collectively, “Transaction Litigation”), and shall keep the other Party informed on a reasonably current basis with respect to the status thereof and consider any comments or suggestions made by the other Party with respect to the strategy therefor; provided, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14 Section 16 Matters. Prior to the Effective Time, each of Parent, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to Parent or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of the Company, SpinCo and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16 SpinCo Share Issuance. In the event of a One-Step Spin-Off, prior to the Effective Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Company Common Stock entitled to receive the Distribution outstanding immediately prior to the Effective Time in accordance with the terms of the Separation and Distribution Agreement. Each of the Company and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

Section 7.17 Exchange Offer. If the Company consummates the Exchange Offer and the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company shall distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that the Company will be treated for U.S. federal income Tax purposes as having distributed all of the SpinCo Common Stock to its shareholders.

Section 7.18 Agreement With Respect to Release of Support Obligations.

(a) Parent shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, on or prior to the Effective Time (and, to the extent any Support Obligation remains outstanding after the Effective Time, for up to twelve (12) months after the Effective Time), valid and binding written unconditional releases of the Company and its Affiliates (other than the SpinCo Entities), as applicable, from any Liability (other than any Excluded Liability), whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the Effective Time, which shall be effective as of the Effective Time, including by providing, as reasonably determined by Parent, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. During the Interim Period, Parent shall coordinate with the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.

(b) Without limiting Parent’s obligations under Section 7.18(a), if any Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Parent shall indemnify and hold harmless the Company and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation (other than any Excluded Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) Parent shall not permit any of the SpinCo Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Affiliates would become liable under such Support Obligation. To the extent that the Company or any of its applicable Affiliates has performance obligations under any Support Obligation after the Effective Time, from and after the Effective Time, Parent shall (x) perform (or cause the SpinCo Entities to perform) such obligations on behalf of the Company and such Affiliates or (y) otherwise take such action as reasonably requested by the Company and such Affiliates so as to put the Company and such Affiliates in the same position as if Parent, and not the Company, had performed or were performing such obligations.

(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in consultation in good faith with Parent, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations, provided that such action would not result in any material Liability for Parent and its Subsidiaries and (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the SpinCo Entities or the SpinCo Business after the expiration thereof.

Section 7.19 Transaction Documents. Parent shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time.

Section 7.20 NASDAQ Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable pursuant to the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.21 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Parent, Merger Sub and their respective boards of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.22 Obligations of Merger Sub and SpinCo. Parent shall take all action necessary to cause Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. The Company shall take all action necessary to cause SpinCo to perform its obligations and to take any actions contemplated or required to be taken by SpinCo under this Agreement or the Separation and Distribution Agreement, in each case to the extent arising prior to the Effective Time, to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.

Section 7.23 International Asset Sales; Works Council Matters.

(a) In connection with the Closing, the Company shall, or shall cause its Subsidiaries to, sell, assign, transfer and convey to Parent, and Parent shall, or shall cause one or more of its Subsidiaries to, purchase and acquire from the Company, the Transferred Assets (as defined in the Asset Purchase Agreement) upon the terms and subject to the conditions of the Asset Purchase Agreement. The Parties shall or shall cause their applicable Subsidiaries to enter into such local transfer documents as may be required pursuant to applicable local Law to effect the transactions contemplated by the Asset Purchase Agreement.

(b) The Parties acknowledge that the works councils in the countries set forth on Section 7.23(b)(i) of the SpinCo Disclosure Schedule (such works councils, the “Section 7.23(b) Works Councils”) will need to be informed and consulted prior to any decision by the Company or any of its Subsidiaries to sell specified assets or the portion of the SpinCo Business in the jurisdictions in which the Section 7.23(b) Works Councils exist (each, a “Binding Offer Jurisdiction”). In order to facilitate such process, Parent or one or more of its Subsidiaries shall make an irrevocable offer to acquire the applicable SpinCo Business Assets and the related portion of the SpinCo Business and assume the related SpinCo Liabilities in each Binding Offer Jurisdiction. The Parties shall reasonably consult and cooperate with each other in connection with such consultation processes, and the Company (i) will provide Parent advance copies of material written communications related to the consultation processes conducted in each Binding Offer Jurisdiction a reasonable period of time in advance of the Company’s communication to the works council in order to allow Parent to review and comment thereon, and (ii) will, with respect to any such written communications, consider in good faith any comments provided by Parent a reasonable period of time in advance of the delivery of such communication to the works council. The Parties agree to the additional matters set forth in Section 7.23(b)(ii) of the SpinCo Disclosure Schedule.

Section 7.24 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other transactions contemplated hereby and by the Transaction Documents (other than with respect to the matters covered in Section 7.5 and Section 7.6, respectively, which shall be governed by the provisions of Section 7.5 and Section 7.6, respectively, and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger (other than with respect to the matters covered in Section 7.5, which shall be governed by the provisions of Section 7.5 and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided that, no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.25 Sole Shareholder Approvals(a) . Immediately after the execution of this Agreement, (a) the Company will deliver the SpinCo Shareholder Approval to Parent, and (b) Parent, as the sole shareholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Shareholder Approval”) and deliver a copy of the Merger Sub Shareholder Approval to the Company.

Section 7.26 Resignations(a) . If requested by Parent in writing, the Company shall use reasonable best efforts to obtain and deliver to Parent, at or prior to the Effective Time, the resignation of each officer or director of SpinCo.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, the Company, Parent and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and Parent) at or prior to the Closing of the following conditions:

(a) (i) the waiting period (or any extension thereof) under the HSR Act with respect to the Merger shall have expired or been terminated pursuant to the HSR Act; (ii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated; and (iii) there shall not be in effect any voluntary agreement between the Parent or the Company (solely to the extent entry into such agreement was consented to by the other Party) and any Governmental Authority pursuant to which Parent or the Company has agreed not to consummate the transactions contemplated by this Agreement for any period of time;

(b) the Reorganization and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement to occur prior to the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement in all material respects;

(c) (i) each of the Parent Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order; and (ii) if the Distribution is effected, in whole or in part, (A) as an Exchange Offer, the applicable offer period and any extensions thereof in the Exchange Offer required by applicable securities laws shall have expired, and (B) if the Distribution is effected in whole or in part as a One-Step Spin-Off or Clean-Up Spin-Off, the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired;

(d) the Parent Shareholder Approval shall have been obtained;

(e) no Governmental Authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Reorganization, the Distribution or the Merger; and

(f) the shares of Parent Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of the Company and SpinCo. The obligation of the Company and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:

(a) Parent and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) all representations and warranties made by Parent and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1(a), Section 6.1(b), Section 6.2, Section 6.3, Section 6.13(a), Section 6.20, Section 6.23 and Section 6.24), without giving effect to materiality, Parent Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Parent Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties made by Parent set forth in the first sentence of Section 6.1(a), Section 6.1(b), Section 6.2 and Section 6.20 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 6.3, Section 6.13(a), Section 6.23 and Section 6.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of the representations and warranties set forth in Section 6.3, Section 6.23 and Section 6.24, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Parent shall have delivered to the Company a certificate dated as of the Closing Date signed by an executive officer of Parent to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) The Company shall have received the Company Merger Tax Opinion from WLRK;

(e) The IRS Ruling and any Foreign Tax Rulings issued by the Swiss tax authorities shall continue to be valid and in full force and effect;

(f) Parent (or the applicable Subsidiary thereof) and Merger Sub shall have executed and delivered the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements thereunder required to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;

(g) (i) (A) If the Above Basis Amount exceeds zero and there has been no Adverse Law Event with respect to the Company’s recognition of gain or loss for U.S. federal income Tax purposes in connection with the Debt Exchange, the Debt Exchange shall have been consummated or (B) if the Above Basis Amount exceeds zero and there has been an Adverse Law Event described in clause (i)(A), an alternative structure shall have been implemented pursuant to Section 7.3(i) and (ii) the Company shall have received the SpinCo Payment immediately before the Distribution.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:

(a) Each of SpinCo and the Company shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) all representations and warranties made by the Company set forth in Article IV and Article V (other than Section 4.1(a), Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.2, Section 5.3, Section 5.14(a), Section 5.22, and Section 5.24), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Company Material Adverse Effect. The representations and warranties made by the Company set forth in Section 4.1(a), Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.2 and Section 5.22 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by SpinCo set forth in Section 5.3, Section 5.14(a) and Section 5.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of the representations and warranties set forth in Section 5.3 and Section 5.24 for deviations that are de minimis in the aggregate, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) The Company shall have delivered to Parent a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that each of the conditions set forth in Section 8.1(b), Section 8.2(g), Section 8.3(a), and Section 8.3(b) have been satisfied;

(d) SpinCo and the Company (or the applicable Subsidiary thereof) shall have executed and delivered each of the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements to be performed thereunder prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;

(e) Parent shall have received the Parent Merger Tax Opinion from Weil;

(f) The Company shall have, or shall have caused SpinCo to, deliver to Parent (i) a certificate of SpinCo, dated as of the Closing Date and prepared in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), stating that interests in SpinCo are not “United States real property interests,” together with (ii) notice of such certificate to the IRS in accordance with Treasury Regulations Section 1.897-2(h) (which notice shall be mailed to the IRS by SpinCo following the Closing in accordance with Treasury Regulations Section 1.897-2(h)), in each case in form and substance reasonably acceptable to Parent.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Parent Shareholder Approval:

(a) by mutual written agreement of the Company and Parent;

(b) by the Company or Parent, if the Closing shall not have occurred on or prior to December 13, 2022 (the “Outside Date”); provided, that if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(e) (solely as it relates to any Antitrust Laws) has not been satisfied or waived (to the extent permitted by applicable Law) on or prior to the close of business on the Outside Date, but all other conditions to Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions set forth in Section 8.1(b), so long as such condition remains reasonably capable of being satisfied prior to March 13, 2023, and those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date), the Outside Date will be automatically extended, without any action on the part of any Party, to March 13, 2023 and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the Company or Parent, if any Law shall have been promulgated, entered, enforced, enacted or issued and in effect or shall have been deemed to be applicable to the Merger or the other transactions contemplated hereby, including the Reorganization and the Distribution, by any Governmental Authority of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger or the other transactions contemplated hereby, and such Law shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation and Distribution Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d) by Parent upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by the Company or SpinCo by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e) by the Company upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f) by the Company or Parent if the Parent Shareholder Approval (with respect to the Parent Share Issuance or Parent Charter Amendment) shall not have been obtained upon a vote taken thereon at the Parent Shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Parent if Parent’s actions or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such approval;

(g) by the Company if the Parent Board shall have effected a Parent Adverse Recommendation Change prior to the Parent Shareholder Approval at the Parent Shareholders Meeting.

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.6(f), Section 7.6(i), Section 7.6(j), the fourth and fifth sentences of Section 7.7, this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees & Expenses.

(a) Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 9.3 and Section 7.6(f), and except for (x) the expenses in connection with printing and mailing the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Disclosure Documents, and all SEC filing fees relating to the transactions contemplated by this Agreement, which shall be borne equally by the Company and Parent in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the Closing occurs, (y) filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.5(a), which shall be borne by the Party incurring such fees in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the

Closing occurs, and (z) any fees, costs and expenses of counsel, accountants, consultants, or other advisors, including any financial or capital markets advisors, incurred by the Company, SpinCo or any of their respective Subsidiaries in connection with the Financing, any Permanent Financing or the Debt Exchange, all of which shall be borne by the Company, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.

(b) Parent shall pay to the Company $140,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by the Company, if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 9.1(g), then Parent shall pay the entire Termination Fee on the third (3rd) Business Day following such termination; and

(ii) if this Agreement is terminated (A) pursuant to Section 9.1(e); (B) pursuant to Section 9.1(b) without a vote of the shareholders of Parent contemplated by this Agreement at the Parent Shareholders Meeting having occurred; or (C) pursuant to Section 9.1(f), and (x) in any such case, a Competing Proposal shall have been publicly announced (or otherwise communicated to the Parent Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the Parent Shareholders Meeting, and (y) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Parent enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then Parent shall be obligated to pay the Termination Fee on the second Business Day following the earlier of the date Parent enters into a definitive agreement in respect of and the date Parent consummates such transaction; provided, that, solely for purposes of this Section 9.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g)(i), except that all references to 20% shall instead refer to 50%.

(c) The payment of the Termination Fee shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Termination Fee is due and payable and which do not involve Fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Parent fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against

Parent for such amounts, Parent shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by Parent of the Termination Fee shall be the sole and exclusive remedy of the Company and SpinCo against Parent, Merger Sub and their respective Subsidiaries in circumstances where the Termination Fee is payable hereunder; provided however, that payment of the Termination Fee shall not relieve any of the foregoing from any liability or damage resulting from Fraud or Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8.

(d) The Parties acknowledge and agree that in no event shall Parent be required to pay more than one Termination Fee.

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, following the Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business (except any Excluded Assets or Excluded Liabilities) or included in the SpinCo Business Assets, which information shall no longer be considered “Evaluation Material” for purposes thereof.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company or SpinCo, to:

3M Company

3M Health Care Business Group

3M Center, Building 220-14E-13

St. Paul, MN 55144-1000

Attention: Mojdeh Poul, Group President

Email: mpoul@mmm.com

with a copy (which shall not constitute notice) to:

3M Company

3M Office of General Counsel

3M Center, Building 220-9E-02

St. Paul, MN 55144-1000

Attention: Michael Dai, Assistant Secretary

Email: dealnotices@mmm.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

Attention: Steven A. Rosenblum; Jenna E. Levine

E-mail: SARosenblum@wlrk.com; JELevine@wlrk.com

if to Parent, to:

Neogen Corporation

620 Lesher Place

Lansing, MI 48912

Attention: Amy Rocklin, Vice President and General Counsel

Email: ARocklin@neogen.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Telephone: (212) 310-8000

Attention: Michael J. Aiello; Eoghan P. Keenan

E-mail: michael.aiello@weil.com; eoghan.keenan@weil.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the proviso in the last sentence of Section 10.1).

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided, that after the Parent Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Parent without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.6(b) or Sections 10.2 or 10.7, to the extent adversely affecting any of the SpinCo Lenders, may not be amended without the prior written consent of each of the SpinCo Lenders.

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the Debt Commitment Letter to enforce the Debt Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.6.

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.9 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company, on behalf of itself and its Subsidiaries (other than, in the case of the Company, SpinCo and its Subsidiaries with respect to clauses (g) and (h) below and/or to the extent otherwise provided in the Debt Commitment Letter):

(a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the SpinCo Lender Parties, arising out of or relating to, this Agreement, the Financing, the Permanent Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Financing or the Permanent Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the Financing or the Permanent Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Financing;

(c) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d) agrees that service of process upon such persons in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter;

(g) agrees that none of the SpinCo Lender Parties will have any liability to it or any of its Subsidiaries or any of its respective Affiliates or Representatives (other than, following the Closing Date, Parent and SpinCo and their respective Subsidiaries in accordance with the terms of the Financing, the Permanent Financing or the Debt Commitment Letter) relating to or arising out of this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise;

(h) hereby waives any and all claims and causes of action against the SpinCo Lender Parties relating to or arising out of this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise; and

(i) agrees that the SpinCo Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12, and such provisions and the definitions of “SpinCo Lenders” and “SpinCo Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the SpinCo Lender Parties without the prior written consent of the applicable SpinCo Lenders.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

3M COMPANY

By:	/s/ Mojdeh Poul
Name: Mojdeh Poul
Title: Group President, 3M Health Care

GARDEN SPINCO CORPORATION

By:	/s/ Jerry Will
Name: Jerry Will
Title: Vice President

NEOGEN CORPORATION

By:	/s/ John Adent
Name: John Adent
Title: President and CEO

NOVA RMT SUB, INC.

By:	/s/ John Adent
Name: John Adent
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.2

Execution Version

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND AMONG

3M COMPANY,

GARDEN SPINCO CORPORATION

and

NEOGEN CORPORATION

December 13, 2021

-i-

-ii-

Section 9.12	Severability	66
Section 9.13	Counterparts	66
Section 9.14	Force Majeure	66
Section 9.15	Termination	66
Section 9.16	Public Announcements	66
Section 9.17	Rules of Construction	67
Section 9.18	Performance	67

-iii-

SCHEDULES

Schedule 1.1	Overhead and Shared Services
Schedule 1.2	Products
Schedule 1.3	Retained Businesses
Schedule 2.1(a)	Separation Step Plan
Schedule 2.2(a)	SpinCo Assets
Schedule 2.2(b)	Excluded Assets
Schedule 2.6(b)	Intercompany Accounts
Schedule 2.14	Real Property Matters
Schedule 3.2(f)	IRS Rulings
Schedule 4.1	Delivery of SpinCo Electronic Business Records
Schedule 6.9(b)	Management of Company Controlled Actions

EXHIBITS

Exhibit A	Net Working Capital
Exhibit B	Form of Real Estate License Agreement

-iv-

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of December 13, 2021 (this “Agreement”), is by and among 3M Company, a Delaware corporation (the “Company”), Garden SpinCo Corporation, a Delaware corporation (“SpinCo”) and Neogen Corporation, a Michigan corporation (“Parent”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a wholly owned, direct Subsidiary of the Company;

WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and to cause the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company will either (a) distribute all the shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s shareholders without consideration on a pro rata basis (the “Spin-Off”), or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of common stock, $0.01 par value, of the Company (the “Company Common Stock”) and, in the event that the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer;

WHEREAS, the disposition by the Company of 100% of the SpinCo Common Stock, whether by way of a Spin-Off or an Exchange Offer (followed by any Clean-Up Spin-Off) is referred to as the “Distribution”;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Contribution (as defined herein) and the Distribution, taken together, shall qualify as a “reorganization” within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code; and (ii) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) of the Code;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, SpinCo, Parent, and Nova RMT Sub, Inc., a Delaware corporation (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) whereupon each share of SpinCo Common Stock will be converted into the right to receive a number of shares of common stock, par value $0.16 per share, of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company and the Board of Directors of SpinCo have approved this Agreement and the transactions contemplated hereby, including the Reorganization and the Distribution, and the Merger, subject to such further action of the Board of Directors of the Company as may be required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and to declare the Distribution (the effectiveness of which will be subject to the satisfaction or permitted waiver of the conditions set forth in this Agreement); and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization, the Distribution and the ongoing relationship of the Company, SpinCo and their respective Subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

(1) “Above Basis Amount” means (a) $1,000,000,000 minus the cash consideration paid or to be paid pursuant to the Separate Conveyancing Instruments (including cash paid or to be paid in satisfaction of a note incurred pursuant to a Separate Conveyancing Instrument) minus (b) the Basis Amount.

(2) “Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving as a party any Governmental Authority.

(3) “Affiliate” means, with respect to any Person (and at a point in time or with respect to a period of time), any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, for purposes of this Agreement and the other Transaction Documents, no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Company Group, and no member of the Company Group shall be deemed to be an Affiliate of any member of the SpinCo Group.

(4) “Approvals or Notifications” means any consents, waivers, licenses, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

(5) “Asset Purchase Agreement” has the meaning set forth in the Merger Agreement.

(6) “Assets” means, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all properties, assets (including goodwill), rights, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (including in the possession of vendors or other third parties or otherwise), in each case, whether or not recorded or required to be recorded, or reflected on, the Books and Records or financial statements of such Person, including the following: (a) all rights existing under all Contracts; (b) the leasehold interest in all leased real properties and all leasehold improvements and all leased machinery, equipment, fixtures, trade fixtures and furniture; (c) all Tangible and Personal Property; (d) all Inventory; (e) all Intellectual Property Rights and Technology; (f) all IT Assets; (g) all claims, causes of action, rights of recovery and rights of set-off of any kind; (h) all Books and Records (other than Tax records); (i) all goodwill as a going concern; (j) all permits, approvals, authorizations, registrations, consents, licenses or certificates issued by any Governmental Authority (collectively, “Permits”); (k) all Equity Interests of any other Person, all bonds, notes, debentures or other securities issued by any other Person, all loans, advances or other extensions of credit or capital contributions to any other Person and all other investments in securities of any other Person; and (l) all cash or cash equivalents, certificates of deposit, banker’s acceptances and other investment securities of any form or maturity and all bank accounts, lock boxes and other deposit arrangements and all brokerage accounts.

(7) “Basis Amount” means the Company’s aggregate adjusted bases for U.S. federal income Tax purposes in the assets transferred to SpinCo in the Contribution, reduced by the amount of any liabilities assumed (within the meaning of Section 357(c) of the Code) by SpinCo (not taking into account any tax basis attributable to assets taken into account in determining the Estimated Net Working Capital); provided that such amount shall be determined by the Company in good faith and shall not be less than $465,000,000, and provided, further, that if the Company waives the condition set forth in Section 8.2(g)(i)(A) of the Merger Agreement, such amount shall equal the amount set forth in clause (a) of the definition of Above Basis Amount.

(8) “Books and Records” means all written files, documents, papers, books of account, reports, records, plans, ledgers, studies, surveys, financial and accounting records and other similar documents (whether or not in electronic form), including (a) the data contained in any enterprise resource planning system, quality management system or complaint system; (b) customer files, lists (including customer prospect lists) and purchasing histories; (c) vendor files, lists and purchase histories; (d) advertising and marketing materials; (e) sales materials, cost information, and sales and pricing data; (f) operating, production and other manuals; and (g) quality records and reports.

(9) “Code” means the Internal Revenue Code of 1986, as amended.

(10) “Commercial Food Safety Applications” has the meaning set forth in the Merger Agreement.

(11) “Company Business” means the businesses and operations conducted prior to the Distribution Time by any member of the Company Group that are not included in the SpinCo Business.

(12) “Company Group” means the Company and each Person (other than any member of the SpinCo Group) that is a direct or indirect Subsidiary of the Company immediately after the Distribution Time, and each Person that becomes a Subsidiary of the Company after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Separation Step Plan).

(13) “Company Lab Facilities” means the laboratory facilities of the Company or its Subsidiaries where there are any SpinCo Employees.

(14) “Company Manufacturing Facilities” means the facilities of the Company and its Subsidiaries (other than the SpinCo Real Property) located in Columbia, Missouri; Brookings, South Dakota; Flemington, New Jersey; Sumare, Brazil; Juarez, Mexico; and Wroclaw, Poland in which the SpinCo Business has manufacturing operations.

(15) Company Trademarks” means any Trademark, other than the Trademarks set forth in Schedule 2.2(a)(vii) owned by the Company or any of its Subsidiaries immediately prior to the Closing Date (including the trade dress, look-and-feel and visual identity of the Company or any of its Subsidiaries and their respective products and services (including as found generally at www.brand.3M.com)), and including the Trademarks set forth on Schedule 2.2(b)(xi). For the avoidance of doubt, “Company Trademarks” will include the name “3M Company”, and any Trademark consisting of, containing or incorporating “3M”, including with respect to design marks, in each case, together with all abbreviations and acronyms (including any Trademarks confusingly similar thereto). In the event a Trademark could be considered to be both a Company Trademark and a SpinCo Trademark, such Trademark shall be deemed a Company Trademark.

(16) “Contract” means any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument.

(17) “Contribution” means the contribution (as part of the Reorganization and immediately prior to, or otherwise in connection with or in anticipation of, the Distribution) by the Company of the SpinCo Assets to SpinCo and the assumption of any SpinCo Liabilities to which such SpinCo Assets are subject by SpinCo.

(18) “Disclosure Documents” means (a) any registration statement to be filed by SpinCo with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, (b) information statement, prospectus, offering memorandum, offering circular, current or periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority in connection with the Distribution and transactions contemplated hereby, and (c) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated hereby.

(19) “Distribution Agent” means EQ Shareowner Services.

(20) “Distribution Date” means the date on which the Company distributes (through a Spin-Off or an Exchange Offer followed by a Clean-Up Spin-Off, if necessary) all of the issued and outstanding shares of SpinCo Common Stock to the holders of Company Common Stock.

(21) “Distribution Tax Opinions” has the meaning set forth in the Merger Agreement.

(22) “Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, unless another time is selected by the Parties.

(23) “Effective Time” has the meaning set forth in the Merger Agreement.

(24) “Employee Matters Agreement” means the Employee Matters Agreement in substantially the form attached as Exhibit C to the Merger Agreement, entered into by and among Parent, the Company and SpinCo as of the date hereof.

(25) “Environmental Law” means any Law relating to pollution or protection of the environment or human health.

(26) “Environmental Liabilities” means all Liabilities (including all removal, remediation, cleanup or monitoring costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith) relating to, arising out of or resulting from any (a) actual or alleged (i) compliance or noncompliance with any Environmental Law, (ii) generation, use, storage, manufacture, processing, recycling, labeling, handling, possession, management, treatment, transportation, distribution, emission, discharge or disposal of any Hazardous Substance, or (iii) presence, Release or threatened Release of, or exposure to, any Hazardous Substance or (b) contract, agreement, or other consensual arrangement pursuant to which Liability is assumed or imposed with respect to any of the foregoing.

(27) “Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other Contract or obligation pursuant to which such Person is or may become obligated to issue, sell or return any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.

(28) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

(29) “EY” means Ernst & Young LLP.

(30) “Force Majeure” means, with respect to a party, an event beyond the reasonable control of such party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such party (or such Person), or, if it could have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, fires, sabotage, labor unrest, epidemics, pandemics (including any worsening of the COVID-19 pandemic and any events arising from COVID-19 Measures adopted or enforced after the date of this Agreement), nuclear incidents, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources. For the avoidance of doubt, the receipt by a party of an unsolicited offer from a third Person to acquire all or part of the securities or assets of such party shall not constitute a Force Majeure.

(31) “Garden UK” means the entity formed pursuant to the step set forth under the heading “International Separation Steps –Transaction Steps-United Kingdom—Step 2” of the Separation Step Plan.

(32) “Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory, self-regulatory or quasi-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.

(33) “Group” means the Company Group or the SpinCo Group, as the context requires.

(34) “Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials, per- and polyfluroralkyl substances and polychlorinated biphenyls.

(35) “Insurance Policies” means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

(36) “Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured or (c) received (including by way of setoff) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) and net of any costs or expenses, including Taxes, incurred in connection with the receipt thereof, but, with respect to Article VI, excluding proceeds from any self-insurance, captive insurance or similar program.

(37) “Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement in substantially the form attached as Exhibit L to the Merger Agreement to be entered into by and between the Company and SpinCo at or prior to the Distribution Time and that generally provides for the grant or retention of certain licenses under Intellectual Property Rights subject to certain conditions.

(38) “Intellectual Property Rights” shall mean any and all common law, statutory or other rights anywhere in the world arising under or associated with intellectual property, including: (i) patents, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions, and including any applications for any of the foregoing (“Patents”); (ii) trademarks, service marks, slogans, trade dress, trade names, brand names, corporate names, logos, and other designations or indicia of commercial source or origin, and including any applications for any of the foregoing (“Trademarks”); (iii) rights associated with domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services, and including any applications for any of the foregoing (“Internet Properties”); (iv) trade secret and industrial secret rights and rights in know-how, inventions, data, and any other confidential or proprietary business or technical information, and all other information, materials and the like that derive independent economic value, whether actual or potential, from not being known to other persons or which are otherwise deemed to be or held as a trade secret under applicable Laws (“Trade Secrets”); (v) copyrights and any other equivalent rights in works of authorship or copyrightable subject matter (including rights in Software as a work of authorship) and any other related rights of authors, and all database and design rights, and including any applications for any of the foregoing (“Copyrights”); (vi) all other similar or equivalent intellectual property or proprietary rights anywhere in the world and (vii) any registrations for any of the foregoing.

(39) “Inventory” means all raw materials, parts, supplies, goods, materials, works-in-process, finished goods, inventory, packaging and stock in trade.

(40) “IRS” means the U.S. Internal Revenue Service.

(41) “IRS Ruling” has the meaning set forth in the Merger Agreement.

(42) “IT Assets” means all systems, networks, hardware, or Software that is not a product or component of a product sold or licensed to customers by the SpinCo Business, including computers, servers, workstations, tablets, phones, servers, blades, peripheral devices, data centers, and equipment and infrastructure related to the foregoing.

(43) “Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.

(44) “Liabilities” means any liability, debt, guarantee, assurance, commitment, cost, expense, interest, or obligation of any kind and however arising (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, reserved or unreserved, determined or determinable, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

(45) “Out-of-Scope Services” means the services set forth on Annex B to the Transition Services Agreement which are expressly identified as “Out-of-Scope Services.”

(46) “Outside Date” has the meaning set forth in the Merger Agreement.

(47) “Overhead and Shared Services” means the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the SpinCo Business and the Company Business, including the services and processes described in Schedule 1.1.

(48) “Party” means the Company, SpinCo or Parent, as appropriate, and “Parties” means the Company, SpinCo and Parent.

(49) “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, Governmental Authority or other organization or entity of any kind.

(50) “Product” means the food safety products listed on Schedule 1.2.

(51) “Record Date” means the close of business on the date determined by the Board of Directors of the Company (or a committee thereof) as the record date for the determination of holders of Company Common Stock entitled to receive SpinCo Common Stock, to the extent the Distribution is effected through a Spin-Off, or in connection with a Clean-Up Spin-Off.

(52) “Registered IP” shall mean all United States, international or foreign (a) Patents and Patent applications; (b) registered Trademarks and applications to register Trademarks; (c) registered Copyrights and applications for Copyright registration; and (d) registered Internet Properties, in each case (a) to (d), together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and re-examinations thereof.

(53) “Reimbursement Obligations” has the meaning given to it in the Merger Agreement.

(54) “Reimbursement Obligations Loan” means one or more unsecured loan agreements or notes entered into by SpinCo and the Company and/or any Subsidiary thereof to fund all or any portion of the Reimbursement Obligations payable by SpinCo prior to the Closing Date, which (i) shall be subject to voluntary prepayment at any time and from time to time, (ii) shall not bear interest for the period from and including the Closing Date to the date that is ten (10) Business Days thereafter (and from and after such date, to the extent not repaid in full, shall bear interest at the rate set forth in Section 7.6), and (iii) shall not provide for any covenants or defaults or other obligations on the part of the borrower or issuer other than a requirement to repay the loan or note (together with any accrued and unpaid interest) when due and defaults arising out of the foregoing or customary bankruptcy or insolvency-related events.

(55) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into the environment.

(56) “Reorganization” means the steps taken to effect the separation of the SpinCo Business from the Company Business, as set forth in this Agreement and the other applicable Transaction Documents, including the steps set forth in the Separation Step Plan and (a) the Contribution, (b) the actual or deemed issuance by SpinCo to the Company of shares of SpinCo Common Stock, (c) the distribution by SpinCo to the Company of the SpinCo Payment and (d) any issuance by SpinCo to the Company of the SpinCo Exchange Debt.

(57) “Retained Claim” means any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent relating to, arising out of or resulting from the Excluded Assets, Excluded Liabilities or the Excluded Businesses.

(58) “SEC” means the United States Securities and Exchange Commission.

(59) “Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer or other encumbrance of any nature whatsoever.

(60) “Separate Conveyancing Instruments” means, collectively, the Asset Purchase Agreement, the agreements relating to the sales contemplated by the steps set forth under the heading “Foreign Asset Sale Steps – Category 1” in the Separation Step Plan, or any conveyancing, transfer, sale or assignment agreement in connection with any of the foregoing.

(61) “Separately Conveyed Assets” means, collectively, all Assets proposed to be transferred, assigned, sold or conveyed to any member of the SpinCo Group, or to Parent or any Affiliate of Parent, pursuant to the transactions contemplated by the Separate Conveyancing Instruments.

(62) “Shared Contracts” means the Contracts and other commitments, obligations or arrangements between the Company or any other member of the Company Group, on the one hand, and one or more third parties, on the other hand, in each case as of immediately prior to the Distribution Time, that benefit both (a) the SpinCo Business and (b) the Company Business; provided that any Contract that provides for Overhead and Shared Services shall not be a Shared Contract for purposes of this Agreement.

(63) “Software” means (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form., (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, images, videos, models and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.

(64) “SpinCo Business” means, subject to the following sentence, the business conducted by the Food Safety department of the Company and its Subsidiaries of manufacturing, marketing, distributing, selling and servicing products (including the Products) or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for purpose of detecting, enumerating, and culturing) microorganisms or food allergens in Commercial Food Safety Applications (except where solely performed to assess the need for or evaluate the efficacy of filtration and separation products of the Company’s Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in Commercial Food Safety Applications. The Company and SpinCo agree that the “SpinCo Business” shall include only the business described in the immediately prior sentence (and not any other businesses, operations or activities of the Company or any of its Subsidiaries, including the business, operations and activities of the Company and its Subsidiaries set forth on Schedule 1.3).

(65) “SpinCo Business Records” means the Books and Records (a) to the extent related to the SpinCo Business and in the possession or control of the Company and its Subsidiaries and (b) reasonably separable from the Books and Records relating to any other business of the Company or its Subsidiaries without imposing an unreasonable cost or burden on the Company or any of its Subsidiaries (unless Parent agrees to bear such burden or expense) or (c) related to the prosecution, registration, maintenance or enforcement of any SpinCo Intellectual Property (including prosecution and litigation files, outstanding maintenance deadline, etc.); provided, that, “SpinCo Business Records” shall not include (w) the portion of any Books and Records to the extent related to any Excluded Liability, Excluded Asset (including any Shared Contract (or portion thereof) that is not a SpinCo Contract) or any Overhead and Shared Services; (x) any corporate seals, minute books, stock books, Tax Returns and other Tax-related documents, books of account or other records having to do with the corporate organization of the Company or any of its Subsidiaries or relating to the process for the separation of the SpinCo Business or any other Tax Returns or other Tax-related documents that are not primarily related to the SpinCo Business or a SpinCo Asset; (y) any Intellectual Property Rights or Technology, or (z) any employee-related or employee benefit-related files or records, including any individual performance or evaluation records, medical histories, workers compensation records, drug testing results, or other sensitive personal information.

(66) “SpinCo Contract” means (a) any Contract (other than any Shared Contract and any Contract that is an Excluded Asset) to which the Company or any of its Subsidiaries is a party or to which any of the SpinCo Assets is subject, in each case that relates exclusively to or is used exclusively in connection with the SpinCo Business (in any event including the SpinCo Financing Arrangements), (b) any Shared Contract to which the counterparty is a direct customer, distributor or supplier of the SpinCo Business and that relates primarily to or is used primarily in connection with the SpinCo Business, and (c) to the extent assignable, the applicable portion of any non-disclosure and confidentiality agreements entered into in connection with the possible sale of the SpinCo Business with any potential purchaser thereof to the extent restricting the use or disclosure of information of the SpinCo Business (including any such agreement).

(67) “SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

(68) “SpinCo Entities” has the meaning set forth in the Merger Agreement.

(69) “SpinCo Exchange Debt” has the meaning set forth in the Merger Agreement.

(70) “SpinCo Financial Information” has the meaning set forth in the Merger Agreement.

(71) “SpinCo Financing Arrangements” means any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo and/or any member of the SpinCo Group in connection with the Distribution, including in connection with any Financing and/or Permanent Financing (as such terms are defined in the Merger Agreement).

(72) “SpinCo Group” means SpinCo, the other SpinCo Entities, each Subsidiary of SpinCo immediately after the Distribution Time and each other Person that becomes a Subsidiary of SpinCo after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Separation Step Plan).

(73) “SpinCo Permits” means all Permits owned, held or licensed by the Company or any of its Subsidiaries that are (a) related primarily to the SpinCo Business or (B) related primarily to the operations at the SpinCo Real Property; provided that any Permits shall be deemed to be Excluded Assets to the extent the transfer of any such Permits to the SpinCo Entities in connection with the transactions contemplated by this Agreement is not permitted by applicable Law or the terms of such Permit (subject to Section 2.4).

(74) “SpinCo Real Property” means the facility located at The Science Park Technology Drive, Bridgend, Mid Glamorgan, United Kingdom leased by the Company.

(75) “SpinCo Real Property Leases” means the leases in respect of the SpinCo Real Property, under the captions (a) Renewal Lease by Reference, dated March 4, 2014, by and between Simrock Holdings Limited and 3M United Kingdom PLC (formerly 3M Health Care Limited) and (b) Sub Underlease relating to Unit 3 Bridgend Science Park, Ewenny Road, Bridgend, dated May 29, 2001, by and between Biotrace International PLC and Mansfield Biotrace Limited.

(76) “SpinCo Trademarks” means the Trademarks set forth in Schedule 2.2(a)(vii) and any other Trademark that is owned by the Company or any of its Subsidiaries that is primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time; provided that if a Trademark could be considered both a SpinCo Trademarks and Company Trademarks, such Trademark shall be deemed a Company Trademark.

(77) “Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.

(78) “Tangible and Personal Property” means all equipment, machinery, parts, spare parts, tools, lab assets or other personal property; provided, that Tangible and Personal Property does not include IT Assets and any Technology.

(79) “Tax” has the meaning set forth in the Tax Matters Agreement.

(80) “Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached as Exhibit B to the Merger Agreement, to be entered into at or prior to the Distribution Time by and among the Company, SpinCo and Parent in connection with the Distribution and the other transactions contemplated by this Agreement, as it may be amended from time to time.

(81) “Tax Return” has the meaning set forth in the Tax Matters Agreement.

(82) “Technology” shall mean all embodiments of Intellectual Property Rights, including blueprints, laboratory notebooks, designs, design protocols, documentation, specifications for materials, specifications for parts and devices, and design tools, apparatus, reports, analyses, writings, materials, manuals, data, databases, Software and know-how or knowledge of employees, relating to, embodying, or describing products, articles, apparatus, devices, processes, methods, formulae, recipes or other technical information; provided that, Technology shall not include any IT Assets, Tangible and Personal Property, Books and Records or any Intellectual Property Rights.

(83) “Transaction Documents” has the meaning set forth in the Merger Agreement.

(84) “Transfer Documents” means the Pre-Distribution Transfer Documents, the Post-Distribution Company Transfer Documents, the Post-Distribution SpinCo Transfer Documents and the Separate Conveyancing Instruments.

(85) “Transition Contract Manufacturing Agreement” means the Transition Contract Manufacturing Agreement in substantially the form attached as Exhibit E to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.

(86) “Transition Distribution Services Agreement” means the Transition Distribution Services Agreement in substantially the form attached as Exhibit F to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.

(87) “Transition Service” has the meaning set forth in the then-current agreed draft of the Transition Services Agreement.

(88) “Transition Services Agreement” means the Transition Services Agreement in substantially the form attached as Exhibit D to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.

(89) “Transition Support Termination” means the effective date of the termination or expiration of the Transition Services Agreement, the Transition Distribution Services Agreement or the Transition Contract Manufacturing Agreement, as applicable.

(90) “Transitional Trademark License Agreement” means the Transitional Trademark License Agreement in substantially the form attached as Exhibit J to the Merger Agreement to be entered into by and among the Company, 3M Innovative Properties Company, Parent and SpinCo at or prior to the Distribution Time.

(91) “WLRK” means Wachtell, Lipton, Rosen & Katz.

Section 1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Definition	Location
Agreed Procedures	Section 4.1
Agreement	Preamble
Available Cash	Section 3.1(b)(i)
Chosen Courts	Section 9.3
Clean-Up Spin-Off	Section 3.3(c)
Company	Preamble
Company Common Stock	Recitals
Company Confidential Information	Section 7.2(b)
Company Controlled Actions	Section 6.9(b)
Company Counsel	Section 4.7(a)
Company Indemnification Obligations	Section 6.2
Company Indemnified Parties	Section 6.1
Company Released Persons	Section 5.1(a)
Corporate Policies	Section 7.3
Distribution	Recitals
Estimated Net Working Capital	Section 2.7(b)
Estimated Net Working Capital Adjustment	Section 2.7(a)(i)
Exchange Offer	Recitals
Excluded Assets	Section 2.2(b)
Excluded Liabilities	Section 2.3(b)
Existing Company Counsel	Section 4.7(a)
Existing Company Outside Counsel	Section 4.7(e)
Final Net Working Capital	Section 2.7(i)
General SpinCo Business Information	Section 4.7(b)
Indemnified Party	Section 6.4(a)
Indemnifying Party	Section 6.4(a)
Indemnity Payment	Section 6.4(a)

Integration Data Disclosure Agreement	Section 4.3(d)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Minimum Cash Amount	Section 3.1(b)(i)
Mixed Action	Section 6.9(d)
Net Working Capital	Section 2.7(a)(ii)
Notice of Disagreement	Section 2.7(d)
Parent	Preamble
Permits	Definition of Assets
Post-Distribution SpinCo Transfer Documents	Section 2.4(a)
Pre-Distribution Transfer Documents	Section 2.1(b)
Preliminary Adjustment Statement	Section 2.7(c)
Representatives	Section 7.2(a)
Separate Action	Section 6.9(c)
Separation Step Plan	Section 2.1(a)
SpinCo	Preamble
SpinCo Assets	Section 2.2(a)
SpinCo Common Stock	Recitals
SpinCo Confidential Information	Section 7.2(a)
SpinCo Controlled Actions	Section 6.9(a)
SpinCo Indemnification Obligations	Section 6.1
SpinCo Indemnified Parties	Section 6.2
SpinCo Liabilities	Section 2.3(a)
SpinCo Payment	Section 3.1(b)(ii)
SpinCo Released Persons	Section 5.1(b)
Spin-Off	Recitals
Target Net Working Capital	Section 2.7(a)(iii)
Third-Party Claim	Section 6.5(a)

ARTICLE II

THE REORGANIZATION

Section 2.1 Transfer of Assets and Assumption of Liabilities Prior to the Distribution.

(a) Subject to Section 2.4 and Section 2.5 and in accordance with the plan and structure set forth on Schedule 2.1(a) (such plan and structure, as it may be revised in accordance with Section 2.1(c), being referred to herein as the “Separation Step Plan”) and to the extent not previously effected pursuant to the steps of the Separation Step Plan that have been completed prior to the date of this Agreement, as promptly as practicable following the date of this Agreement:

(i) SpinCo Assets. The Company shall, and shall cause its applicable Subsidiaries to, assign, transfer and convey to SpinCo or one or more of SpinCo’s Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries, as applicable, shall accept from the Company and the Company’s applicable Subsidiaries, all of the Company’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to the SpinCo Assets;

(ii) SpinCo Liabilities. SpinCo or one or more of its Subsidiaries designated by SpinCo shall accept and assume from the Company and its Subsidiaries (other than SpinCo and its Subsidiaries) and agree to perform, discharge and fulfill the SpinCo Liabilities, in accordance with their respective terms. SpinCo and such Subsidiaries shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided, that nothing contained herein shall preclude, restrict or otherwise inhibit SpinCo or one or more of its applicable Subsidiaries from asserting against third parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, any predecessor of any such member or any of their respective directors, officers, employees, agents or Affiliates;

(iii) Excluded Assets. The Company shall cause SpinCo and the applicable Subsidiaries of SpinCo to assign, transfer and convey to the Company or one or more of its other Subsidiaries designated by the Company (other than SpinCo or its Subsidiaries), and the Company or such other Subsidiaries shall accept from SpinCo and such applicable Subsidiaries, SpinCo’s and such applicable Subsidiaries’ respective direct or indirect right, title and interest in and to any Excluded Assets in the manner specified by the Company to be so assigned, transferred and conveyed; and

(iv) Excluded Liabilities. The Company or one or more of its Subsidiaries designated by the Company (other than SpinCo or its Subsidiaries) shall accept and assume from SpinCo or one or more of its Subsidiaries and agree to perform, discharge and fulfill the Excluded Liabilities in accordance with their respective terms, and the Company or its applicable Subsidiaries shall be responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise, or the legal entity that incurred or holds the Excluded Liability (provided, however, that nothing contained herein shall preclude, restrict or otherwise inhibit the Company or one or more of its applicable Subsidiaries from asserting against third parties any defenses available to the legal entity that incurred or holds such Excluded Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such Excluded Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group or any of their respective directors, officers, employees, agents or Affiliates.

(b) In furtherance of any such assignment, transfer or assumption pursuant to Section 2.1(a), and without any additional consideration therefor, each of SpinCo and the Company shall prepare, execute and deliver and cause their Affiliates to prepare, execute and deliver such documents and instruments as may be reasonably necessary or appropriate to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other (with all of such documents and instruments referred to collectively herein as the “Pre-Distribution Transfer Documents”). Except for the representations, warranties and covenants contained in this Agreement, the Parties or their Affiliates shall not be required to make any other express or implied representation, warranty or covenant, either written or oral, in the Pre-Distribution Transfer Documents.

(c) Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of the Company and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Separation Step Plan (whether prior to, at or after the Distribution Time). The Company may make changes to the Separation Step Plan in its reasonable discretion; provided, that, the prior written consent of Parent shall be required to the extent such changes would reasonably be expected to (i) prevent or materially impair the tax treatment of the transactions contemplated thereby, (ii) materially delay the timing of the transactions contemplated thereby, or (iii) materially adversely affect the Company’s ability to obtain the IRS Ruling.

(d) To the extent that the assignment, transfer or conveyance of any Excluded Asset or SpinCo Asset, or the assumption of any Excluded Liability or SpinCo Liability, requires any Approvals or Notifications, (x) the Parties shall use their reasonable best efforts and cooperate in good faith to obtain or make such Approvals or Notifications, respectively, as soon as reasonably practicable and (y) each Party, at the reasonable request of the Company or Parent, as applicable, shall use its reasonable best efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to assign (or, to the extent requested by the Company, novate) all obligations under Contracts and other obligations or Liabilities for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities or for which one or more members of the Company Group are liable and that do not constitute Excluded Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that except to the extent expressly provided in any of the other Transaction Documents, neither the Company nor SpinCo or any of their respective Affiliates shall be obligated to (i) amend or modify any Contract (except as expressly set forth in the foregoing clause (y)), (ii) modify, relinquish, forbear or narrow any right, (iii) contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, (ii) incur any out of pocket cost or expense, or (iv) commence any Action, in each case in connection with the actions required by the foregoing clauses (x) and (y); provided, further, that the obligation to take any such action shall terminate on the date that is twelve (12) months after the Distribution Date (or, solely with respect to any Delayed Transferred Asset, twelve (12) months after the applicable Transition Support Termination). If the Company or SpinCo is unable to obtain, or to cause to be obtained, any required Approval in connection with clause (y) of the preceding sentence, the Company and SpinCo will, to the extent permitted by applicable Law and the terms of the applicable Contract, use reasonable best efforts to enter into subcontracting or other arrangements, effective as of the Distribution Time or as promptly as practicable thereafter, to provide to the Parties the economic and operational equivalent of the transfer (or novation) of such Contract to the appropriate Party and the performance by such Party of the obligations under such Contract as of the Distribution Time. In furtherance of the foregoing, (i) the Party that is intended to be the counterparty to such Contract, as applicable, will, as agent or subcontractor for the other or the applicable member of the other Party’s Group, pay, perform and discharge fully the Liabilities of the applicable Party or the applicable member of the other Party’s Group thereunder from and after the Distribution Time in accordance with any such alternate arrangement and (ii) the Party that remains the legal counterparty to such Contract, as applicable, will, or will cause the applicable member of such Party’s Group to, at the other Party’s expense, from and after the Distribution Time hold in trust for and pay to the other Party promptly upon receipt thereof all income, proceeds and other consideration received by the legal counterparty (or the applicable member of its Group) in connection with such alternate arrangement; provided that for purposes of this sentence, with respect to any Delayed Transferred Asset, references to the Distribution Time in this sentence will refer instead to the applicable Transition Support Termination. The Party that is intended to be the counterparty to each such Contract shall indemnify the other Party and hold it harmless against any Liabilities arising from the agent or subcontractor relationship described in this paragraph. The Company and SpinCo shall, and shall cause their Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income Tax purposes, treat any SpinCo Asset, SpinCo Liability, Separately Conveyed Asset, Excluded Asset or Excluded Liability transferred, assigned or assumed after the Effective Time or after the effective time of the applicable Separate Conveyancing Instrument pursuant to this Section 2.1(d) or Section 2.4 as having been so transferred, assigned or assumed at the time at which it was intended to have been so transferred, assigned or assumed as reflected in this Agreement (including the Separation Step Plan) and/or the applicable Separate Conveyancing Instrument and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

Section 2.2 Allocation of Assets.

(a) “SpinCo Assets” shall mean, in each case to the extent existing and owned or held immediately prior to the Distribution Time by the Company or any of its Subsidiaries, the Company’s and its Subsidiaries’ right, title and interest in, to and under the following Assets, but in each case excluding any Excluded Assets and any Separately Conveyed Assets:

(i) the Equity Interests of the SpinCo Entities (other than SpinCo) (collectively, the “SpinCo Subsidiary Equity Securities”);

(ii) the SpinCo Real Property Leases;

(iii) (A) the Inventory located at the SpinCo Real Property and (B) the finished goods Inventory used or held for use primarily in connection with the SpinCo Business located inside the United States (clauses (A) and (B) together, the “SpinCo Inventory”);

(iv) the SpinCo Contracts;

(v) the SpinCo Permits;

(vi) except as listed in Schedule 2.2(a)(vi), the Tangible and Personal Property that is (A) located at the SpinCo Real Property, (B) located at any Company Manufacturing Facility, other than the SpinCo Real Property, and primarily used or held for use in the SpinCo Business, other than any part that is installed on any equipment, fixture, furniture, furnishing or machinery that cannot be transferred from the Company Manufacturing Facility without unreasonable burden or expense (unless Parent agrees to bear such burden or expense) or because it is technically infeasible, or (C) located at any Company Lab Facility and primarily used or held for use in connection with the SpinCo Business (clauses (A) through (C) collectively, the “SpinCo Tangible and Personal Property”);

(vii) (A) the Registered IP, including the Patents, Trademarks and Internet Properties set forth in Schedule 2.2(a)(vii), and (B) except as listed in Schedule 2.2(b)(xi) and the Company Trademarks, the Intellectual Property Rights, whether or not registered, in each case of clauses (A) and (B), owned by the Company or any of its Subsidiaries that are primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time, (C) the SpinCo Trademarks, and (D) the Intellectual Property Rights, whether or not registered, owned by the Company or any of its Subsidiaries that are embodied in the Clean-Trace™ Software, in each case of clauses (A) through (D), all causes of action or other rights that may be asserted under any of the foregoing, including rights to seek and recover all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Closing Date), including for the infringement, misappropriation or violation of any of the foregoing and the goodwill appurtenant to or associated with the Trademarks included in the foregoing (clauses (A) through (D) collectively, the “SpinCo Intellectual Property”);

(viii) (A) any Technology with respect to which the Intellectual Property Rights therein are owned by the Company or any of its Subsidiaries immediately prior to the Distribution Time to the extent that such Technology is (x) used primarily in or necessary to the operation of the SpinCo Business as of immediately prior to the Distribution Time or (y) otherwise used in or necessary for operation of the SpinCo Business and capable of being copied (for example, Software and data) (the Technology in (y), the “Duplicated Technology”), (B) the Clean-Trace™ Software, (C) the Technology listed in Schedule 2.2(a)(viii), and (D) the know-how or knowledge, including any know-how or knowledge of the SpinCo Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any IT Assets (which are separately addressed in Section 2.2(a)(ix)) (clauses (A) through (D) collectively, the “SpinCo Technology”);

(ix) the IT Assets used or held for use primarily by the SpinCo Business that are (A) owned by the Company or any of its Subsidiaries or (B) leased or licensed by the Company or any of its Subsidiaries under a Contract exclusively related to the SpinCo Business (collectively, the “SpinCo IT Assets”); provided, that the SpinCo IT Assets shall include Software loaded thereon or embedded therein only to the extent such Software is SpinCo Technology or, if such Software is licensed by a third party to the Company or its Subsidiaries, only to the extent the applicable Contract has transferred to the SpinCo Entities pursuant to the terms of this Agreement or the SpinCo Entities otherwise independently have a license to or right to use such Software; and provided, further, that any hardware included in the SpinCo IT Assets may be sanitized by the Company to remove the decryption of local hard drive(s), security and device management Software, local and domain certificates, user profiles, and active directory domain structure, in each case, in accordance with the Company’s standard procedures prior to the Distribution. The Company will remove all data stored on such hardware and will transfer any SpinCo Business Records in accordance with Schedule 4.1. Any Software (other than security and device management Software) previously installed on such hardware will remain installed on the hardware but will be unregistered to the Company. The Company acknowledges and agrees that the Company’s sanitization process is not intended to affect the functionality of the applicable SpinCo IT Asset, provided that Parent and SpinCo will be responsible for configuring the sanitized SpinCo IT Asset, including any Software loaded thereon or embedded therein, to the specifications of Parent’s information technology environment. Prior to initiation of the sanitization process, Parent and SpinCo may record configuration parameters for any Software that SpinCo is licensed to use. Company and Parent will cooperate in good faith regarding the sanitization process and agree on the timing of such process. The Company will use reasonable efforts to minimize the time required for the Company to complete the Company’s sanitization process;

(x) other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement), any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other SpinCo Asset (the “SpinCo Prepaid Expenses”);

(xi) a copy of the SpinCo Business Records (subject to Section 4.1);

(xii) other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement) or claims under any Insurance Policies, rights available to or being pursued by the Company or any of its Subsidiaries in connection with any Action or any other claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent primarily relating to the SpinCo Business, any SpinCo Asset or any SpinCo Liability (other than the Retained Claims);

(xiii) the Assets set forth in Schedule 2.2(a)(xiv);

(xiv) all Assets of the Company and its Subsidiaries as of immediately prior to the Distribution Time that are expressly provided by the Merger Agreement, this Agreement or any other Transaction Document (other than the Separate Conveyancing Instruments) as Assets to be transferred to SpinCo or any other member of the SpinCo Group; and

(xv) all other Assets of the Company and its Subsidiaries as of immediately prior to the Distribution Time that are primarily related to the SpinCo Business; provided that the intention of this clause (xv) is only to rectify any omission of the conveyance to SpinCo of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a SpinCo Asset. No Asset will be deemed to be a SpinCo Asset solely as a result of this clause (xv) if it is within any category of Assets addressed by any other section of this Section 2.2.

The Parties acknowledge and agree that a single Asset may fall within more than one of clauses (i) through (xv) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.

(b) “Excluded Assets” means all of the Assets of the Company and its Subsidiaries other than the SpinCo Assets and the Separately Conveyed Assets. Notwithstanding anything in this Agreement to the contrary, the Excluded Assets include the following:

(i) all Equity Interests (excluding the SpinCo Subsidiary Equity Securities and any equity securities of SpinCo);

(ii) all accounts receivable as of the Closing;

(iii) all cash, cash equivalents and marketable securities, including all checks, drafts and wires deposited for the account of the Company or any of its Subsidiaries that have not been credited by the receiving bank, other than cash up to the Minimum Cash Amount;

(iv) all Inventory other than the SpinCo Inventory;

(v) all Insurance Policies and all rights and claims thereunder;

(vi) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by the Company or any of its Subsidiaries, including the Company Manufacturing Facilities and Company Lab Facilities, and any equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon, and any prepaid rent, security deposits and options to renew or purchase related thereto, other than the SpinCo Real Property;

(vii) all Permits other than the SpinCo Permits;

(viii) all Tangible and Personal Property, other than the SpinCo Tangible and Personal Property;

(ix) all Contracts, other than the SpinCo Contracts;

(x) all IT Assets other than the SpinCo IT Assets;

(xi) all Intellectual Property other than the SpinCo Intellectual Property, including as an Excluded Asset covered by this Section 2.2(b)(xi), the Company Trademarks and the Intellectual Property listed in Schedule 2.2(b)(xi);

(xii) (i) all Technology that is not SpinCo Technology and (ii) copies of any Duplicated Technology that is used in or necessary for the operation of the Company Businesses, regardless of whether copies of such Duplicated Technology are also SpinCo Technology;

(xiii) all Assets used or held for use by the Company or any of its Subsidiaries in connection with the provision of Overhead and Shared Services, including any proprietary tools and processes;

(xiv) all credit support from the Company or any of its Subsidiaries from which the SpinCo Business benefits;

(xv) all Books and Records, provided that SpinCo shall be entitled to a copy of the SpinCo Business Records as provided in Section 4.1;

(xvi) all rights that accrue or shall accrue to the Company or any member of the Company Group pursuant to this Agreement, the Merger Agreement or any Transaction Document;

(xvii) all prepaid expenses, credits, deposits, and advance payments other than the SpinCo Prepaid Expenses;

(xviii) all rights to claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent relating to any other Excluded Asset or Excluded Liability;

(xix) (A) all attorney-client privilege and attorney work-product protection of the Company or its Subsidiaries arising as a result of legal counsel representing the Company or its Subsidiaries, including the SpinCo Entities, in connection with the sale of the SpinCo Business and the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Company, its Subsidiaries or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents;

(xx) except as required by applicable Law, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related Contract between any Person and the Company or any of its Affiliates (including the employee benefit plans of the Company and its Subsidiaries);

(xxi) all accounts, notes or loans payable recorded on the books of the Company or any of its Affiliates for goods or services purchased by the SpinCo Business from the Company or any of its Subsidiaries (other than the SpinCo Entities), or provided to the SpinCo Business by the Company or any of its Subsidiaries (other than the SpinCo Entities), or advances (cash or otherwise) or any other extensions of credit to the SpinCo Business from the Company or any of its Subsidiaries (other than the SpinCo Entities), whether current or non-current;

(xxii) all Insurance Proceeds which the Company or any of its Subsidiaries has a right to receive, unless such proceeds are reflected in the SpinCo Financial Information;

(xxiii) all Retained Claims;

(xxiv) the Assets set forth in Schedule 2.2(b)(xxiv);

(xxv) Global Trade Item Numbers (GTINs); and

(xxvi) except for (A) those Assets expressly identified as SpinCo Assets in clauses (i) through (xv) of the definition of “SpinCo Assets” and (B) the Separately Conveyed Assets, all Assets of the Company or any of its Subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed.

Section 2.3 Allocation of Liabilities.

(a) “SpinCo Liabilities” shall mean all of the following Liabilities (other than Excluded Liabilities), to the extent arising on or after the Distribution Time (except as set forth below), of the Company or any of its Subsidiaries, or any of their respective predecessor companies or businesses:

(i) all Liabilities, to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including (w) the ownership or use of the SpinCo Assets or the Separately Conveyed Assets and any Actions that relate to, arise out of or result from the operation or conduct of the SpinCo Business or ownership or use of the SpinCo Assets or the Separately Conveyed Assets, (x) all warranty, repair or return obligations, (y) alleged or actual hazards or defects in design, marketing, manufacture, materials, workmanship, provision or performance, including any failure to warn or alleged or actual breach of express or implied warranty or representation, and (z) the return or recall of any product of the SpinCo Business, in each case, relating to the period on or after the Distribution Time), subject to Section 2.3(b)(i));

(ii) all Liabilities arising out of or relating to any SpinCo Contracts and relating to the period on or after the Distribution Time, including customer purchase orders, extended warranties or other customer Contracts for products or services of the SpinCo Business, or the SpinCo Permits;

(iii) all Liabilities arising on or after the Distribution Time under or relating to any SpinCo Intellectual Property, including the use thereof;

(iv) all Liabilities assumed by, retained by or agreed to be performed by SpinCo or any of its Subsidiaries and Affiliates pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, whenever arising;

(v) all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding Parent or its businesses and operations contained in any of the Disclosure Documents, other than information relating to the Company, the Retained Businesses or the SpinCo Business, whenever arising;

(vi) all Liabilities relating to, arising out of or resulting from the SpinCo Financing Arrangements or under any Reimbursement Obligations Loan, whenever arising;

(vii) all Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, or the conduct of the SpinCo Business, in each case, as of and after the Distribution Time; and

(viii) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, in each case to the extent relating to the period on or after the Distribution Time, other than as specifically provided otherwise in any of the Transition Services Agreement, Transition Contract Manufacturing Agreement, or the Transition Distribution Services Agreement, and the Liabilities set forth in Section 2.3(b)(vi)).

The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (i) through (viii) above; such fact does not imply that (a) such Liability shall be transferred more than once or (b) any duplication of such Liability is required.

(b) For the purposes of this Agreement, “Excluded Liabilities” shall mean the following Liabilities of the Company or any of its Subsidiaries, or any of their respective predecessor companies or businesses, including, to the extent consistent with the foregoing, the following:

(i) all Liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including the ownership or use of the SpinCo Assets or the Separately Conveyed Assets and any Actions to the extent relating to, arising out of or resulting from the operation or conduct of the SpinCo Business or ownership or operation of the SpinCo Assets or the Separately Conveyed Assets), in each case relating to the period prior to the Distribution Time (provided that and subject to Section 6.2(e), any Liabilities requiring the delivery, re-delivery, modification, repair, service or replacement (or any similar action) of any product of the SpinCo Business or the performance of any service, act or deed other than the payment of money by a member of the SpinCo Group or the SpinCo Business in connection with any of the actions described in this proviso, in each case following the Distribution Time (the “Post-Closing Performance Obligations”), shall be SpinCo Liabilities);

(ii) all accounts payable as of the Closing;

(iii) all Liabilities of the Company or its Subsidiaries to the extent related to any Excluded Assets or any Company Business (other than any Liabilities for which SpinCo, Parent or any of their Subsidiaries expressly has responsibility pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets or Company Business between the Company or any of its Subsidiaries, on the one hand, and SpinCo, Parent or any of their Subsidiaries, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);

(iv) all Liabilities assumed by, retained by or agreed to be performed by the Company or any of its Subsidiaries (other than the SpinCo Entities) pursuant to the Merger Agreement, this Agreement or any other Transaction Document;

(v) all Liabilities to the extent arising out of the presence or release of any Hazardous Substance at, on, under or from any facility or property where the SpinCo Business was operated prior to the Distribution Time, to the extent relating to the period prior to the Distribution Time, and all other Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, or the conduct of the SpinCo Business, in each case prior to the Distribution Time; and any and all Environmental Liabilities to the extent arising out of the Excluded Assets; and

(vi) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, in each case to the extent relating to the period prior to the Distribution Time.

Section 2.4 Non-Transferred and Delayed Transferred Assets and Liabilities.

(a) Notwithstanding anything in this Agreement to the contrary, if (x) any SpinCo Asset or Separately Conveyed Asset cannot be assigned or transferred to, or any SpinCo Liability cannot be assumed by, a member of the SpinCo Group without an Approval or Notification or (y) any Excluded Asset cannot be assigned or transferred to, or any Excluded Liability cannot be assumed by a member of the Company Group without an Approval or Notification, and in either case such Approval or Notification has not been obtained or made prior to the Distribution Time, then, unless the Company and SpinCo shall mutually otherwise determine, such assignment, transfer or assumption shall automatically be deemed to be deferred, with any such purported transfer, assignment or assumption deemed null and void until such time as such Approvals are obtained or such Notifications are made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and

SpinCo Liabilities, and any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities, for all other purposes of this Agreement. If the required Approval is subsequently obtained or such Notification is subsequently made, the relevant Asset will be automatically assigned and transferred to, or the relevant Liability will be automatically assumed by, SpinCo or the Company, as applicable, or a member of the applicable Party’s respective Group designated by such Party without any further action required on the part of any Person, in accordance with the terms of this Agreement and the other Transaction Documents. In furtherance of any such assignment, transfer or assumption pursuant to this Section 2.4(a), and without any additional consideration therefor, each of SpinCo and the Company shall execute and deliver, and cause their Affiliates to execute and deliver, such documents and instruments as may be reasonably necessary to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other (with all of such documents and instruments referred to collectively herein as the “Post-Distribution SpinCo Transfer Documents).”

(b) Notwithstanding anything in this Agreement to the contrary, if it is reasonably necessary or appropriate to delay the transfer or assignment to SpinCo or one or more of its Subsidiaries of any SpinCo Asset until the applicable Transition Support Termination to allow the Company or any of its Subsidiaries to perform their respective obligations under, or to otherwise carry out the contemplated transactions and activities contemplated, by the Transition Services Agreement, the Transition Distribution Services Agreement, or the Transition Contract Manufacturing Agreement, as applicable (each such SpinCo Asset, a “Delayed Transferred Asset”), such Delayed Transferred Asset shall not be transferred or assigned to SpinCo or any of its Subsidiaries at or prior to the Distribution Time. Upon the applicable Transition Support Termination, the relevant Delayed Transferred Asset shall be automatically assigned and transferred to SpinCo or its Subsidiaries without any further action required on the part of any Party and without any additional consideration, provided, however, if, upon the Transition Support Termination, such Delayed Transferred Asset cannot be assigned or transferred to Buyer without any Approval or Notification, the provisions of this Section 2.4 and Section 2.1(d) shall apply.

Section 2.5 Shared Contracts. The Company and SpinCo will use their commercially reasonable efforts for a period ending twelve (12) months after the Distribution Date to separate any Shared Contracts that are SpinCo Contracts (or take such other action as may be reasonably agreed between the Company and SpinCo) in order to provide for an appropriate allocation of the rights and obligations under such Contracts in line with the allocation of the SpinCo Assets, Excluded Assets, Separately Conveyed Assets, SpinCo Liabilities and Excluded Liabilities between the Parties. Without limiting the foregoing and subject to any actions contemplated by any policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability, pending the separation of each Shared Contract, the Parties shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to maintain good relations with any obligees or other counterparties in connection with such Shared Contract, and comply in all material respects with the terms thereof and refrain from voluntarily terminating such Shared Contract.

Section 2.6 Termination of Intercompany Contracts; Settlement of Intercompany Payables and Receivables

(a) Except for (i) this Agreement, the Merger Agreement and the other Transaction Documents (and each other Contract expressly contemplated by this Agreement, any other Transaction Document, the Separation Step Plan or the Merger Agreement to be entered into or continued by the Company and SpinCo or any of the members of their respective Groups after the Distribution Time, including the Transfer Documents) and (ii) any Contracts to which any Person, other than the Company, SpinCo and their respective wholly owned Subsidiaries, is a party, in furtherance of the releases and other provisions of Section 5.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate, effective as of the Distribution Time, all Contracts between or among SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand, that are effective or outstanding as of immediately prior to the Distribution Time.

(b) Except as set forth on Schedule 2.6(b) and other than any payables, receivables or other intercompany accounts under any Transaction Document, the Company shall, as of the Distribution Time, eliminate all intercompany accounts existing prior to the Distribution Time, whether payables or receivables, between a member of the SpinCo Group, on the one hand, and a member of the Company Group, on the other hand. Any such intercompany accounts that are settled after the Cut-Off Time but in connection with the Reorganization and the Distribution shall be deemed for purposes of this Agreement to have been settled as of immediately prior to the Cut-Off Time. Intercompany balances and accounts solely among any members of the SpinCo Group or any members of the Company Group shall not be affected by the above provisions of this Section 2.6(b).

(c) The arrangements described in this Section 2.6 will be eliminated or satisfied, in the Company’s sole discretion, by way of repayment, capital contribution, distribution, forgiveness, offset, or any combination of the foregoing without any further Liability to, or obligation of, each of SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand. Following the Distribution Time, no Contract terminated pursuant to Section 2.6(a) (including any provision thereof that purports to survive termination) or intercompany Liability eliminated pursuant to Section 2.6(b) shall be of any further force or effect from and after the Distribution Time. The Company and its Subsidiaries may take any action they deem reasonably necessary or advisable to effect foregoing

Section 2.7 Certain Adjustments.

(a) Certain Definitions.

(i) “Estimated Net Working Capital Adjustment” means (A) if the Estimated Net Working Capital exceeds the Target Net Working Capital, then a positive amount equal to the full amount of such excess over the Target Net Working Capital, (B) if the Target Net Working Capital exceeds the Estimated Net Working Capital, then a negative amount equal to the full amount of such excess over the Estimated Net Working Capital or (C) zero, other than as set forth in clauses (A) and (B).

(ii) “Net Working Capital” means as of 11:59:59 p.m. in each applicable time zone on the last calendar day of the month immediately preceding the Closing Date (the “Cut-Off Time”) (including month end close accounting entries), an amount (which may be a positive or negative number) equal to (i) the current assets of the SpinCo Business, minus (ii) the current liabilities of the SpinCo Business, in each case, which are included in the line item categories specifically identified in Exhibit A, but excluding (A) any assets or liabilities with respect to Taxes, (B) any current liabilities of the SpinCo Business for salary, vacation, incentive pay or other compensatory payments or benefits, to the extent that the Company or any of its Subsidiaries provides payments or benefits (or, in the case of incentive pay or other similar compensatory payments, offers to provide such payments or benefits in exchange for a release of claims) of such type, (C) all receivables and payables between any SpinCo Entity and another SpinCo Entity, (D) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to Closing pursuant to Section 2.6, (E) the SpinCo Financing Arrangements, any proceeds thereof, the Reimbursement Obligations and any Reimbursement Obligations Loan (other than any interest payable under any Reimbursement Obligations Loan as of the Closing Date), and any instrument the repayment of which is taken into account in the calculation of the Above Basis Amount, and (F) the Excluded Assets and Excluded Liabilities. The Net Working Capital will be determined in accordance with the accounting principles and methodologies of the Company, consistently applied.

(iii) “Target Net Working Capital” means $63,400,000.

(b) Estimated Net Working Capital Adjustment. No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to SpinCo and Parent a written report setting forth the Company’s good faith estimate of the Net Working Capital as of the Cut-Off Time (such estimate, the “Estimated Net Working Capital”), prepared in conformity with the requirements of this Agreement and together with reasonable supporting documentation. The Company will reasonably cooperate with Parent and its Representatives in connection with their review of such written report, including by (i) providing information reasonably necessary or useful in connection with their review of the written report as reasonably requested by Parent, (y) reasonably considering in good faith any revisions to such written report proposed by Parent and (z) revising such written report to reflect any changes mutually agreed by the Company, SpinCo and Parent; provided that no comments provided by Parent shall provide a basis for any delay in the Closing, or shall require any changes to the written report of the Estimated Net Working Capital (or the calculations therein) unless agreed to by the Company.

(c) Within ninety (90) days following the Closing Date, the Company shall deliver to SpinCo a statement (the “Preliminary Adjustment Statement”) setting forth in reasonable detail the Company’s good faith calculation of the Net Working Capital, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement;

(d) If SpinCo disagrees with the Company’s calculation of the Net Working Capital set forth in the Preliminary Adjustment Statement, SpinCo will deliver to the Company, within thirty (30) days after receipt by SpinCo of the Preliminary Adjustment Statement (the “Review Period”) a written statement describing each objection thereto and SpinCo’s calculation of the Net Working Capital, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation (the “Notice of Disagreement””). SpinCo will be deemed to have agreed with all items and amounts contained in the Preliminary Adjustment Statement that are not specifically disputed in the Notice of Disagreement. If SpinCo does not deliver a Notice of Disagreement within the Review Period, SpinCo (and Parent) will be deemed to have irrevocably accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i).

(e) If SpinCo delivers to the Company a Notice of Disagreement during the Review Period, the Company and SpinCo will attempt to resolve in good faith the matters contained in the Notice of Disagreement within thirty (30) days after the Company’s receipt of the Notice of Disagreement (the “Resolution Period”). If the Company and SpinCo reach a written resolution with respect to all such matters (if any) on or before the final day of the Resolution Period, the Preliminary Adjustment Statement, as modified by such resolution, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i). If such a resolution is not reached during the Resolution Period, the Company and SpinCo will promptly (no later than five (5) Business Days after the final day of the Resolution Period) retain Deloitte Touche Tohmatsu Limited (or, if such firm is not available, another nationally recognized accounting firm reasonably agreed between the Company and SpinCo) (the “Independent Accounting Firm”) and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Independent Accounting Firm for resolution in accordance with this Section 2.7(e). The Independent Accounting Firm shall act as an expert and not as an arbitrator. In no event shall the Company or SpinCo (or Parent) communicate (or permit any of its Affiliates or Representatives to communicate) with the Independent Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication. The Company and SpinCo will instruct the Independent Accounting Firm to (A) within thirty (30) days after submission of the Disputed Items, make a final determination with respect to each of the Disputed Items (and only the Disputed Items) that is (1) consistent with the terms of this Agreement and (2) within the range of the respective positions taken by each of the Company and SpinCo and (3) based solely on written submissions of the Company and SpinCo (i.e., not on the basis of an independent review) a copy of which shall simultaneously be provided to the other Party, and in accordance with procedures agreed to by the Parties and the Independent Accounting Firm and (B) prepare and deliver to the Company and SpinCo a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Independent Accounting Firm’s Report”). The Independent Accounting Firm’s determination with respect to each Disputed Item as reflected in the Independent Accounting Firm’s Report will be final, conclusive and binding absent fraud or manifest error. The Preliminary Adjustment Statement, as modified by any changes thereto in accordance with any adjustments agreed in writing between the Company and SpinCo during the Resolution Period and the Independent Accounting Firm’s Report, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i). The Independent Accounting Firm’s determination under this Section 2.7(e) shall be enforceable as an arbitral award, and judgment may be entered thereupon in any court having jurisdiction over the Party against which such determination is to be enforced.

(f) Each of SpinCo and the Company will (A) pay its own respective costs and expenses incurred in connection with this Section 2.7 and (B) be responsible for the fees and expenses of the Independent Accounting Firm in connection with this Section 2.7 on a pro rata basis based upon the inverse of the degree (measured in dollars) to which the Independent Accounting Firm has accepted the respective positions of SpinCo and the Company (which will be determined by the Independent Accounting Firm and set forth in the Independent Accounting Firm’s Report). For example, if the Independent Accounting Firm determines that it accepted seventy percent (70%) of the position of the Company, the Company will pay thirty percent (30%) of the fees and expenses of the Independent Accounting Firm and SpinCo will pay the remaining seventy percent (70%) of such fees and expenses.

(g) In connection with the matters set forth in this Section 2.7, during the Review Period and Resolution Period, if applicable, the Company and its Representatives shall, subject to execution of customary access letters (if applicable), be provided access to all relevant work papers, schedules and other supporting documents prepared by Parent, SpinCo or their Representatives and used in connection with the calculation of the Net Working Capital and access, during normal business hours and upon reasonable notice and in a manner that does not adversely interfere with the conduct of Parent’s or SpinCo’s business, any other information in Parent or SpinCo’s possession which the Company reasonably requests, and Parent and SpinCo shall, and shall cause their Representatives to, cooperate reasonably with the Company and its Representatives in connection therewith.

(h) The Company and SpinCo agree that the procedures set forth in this Section 2.7 for resolving disputes with respect to the Preliminary Adjustment Statement and the calculation of Net Working Capital shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce this Section 2.7, including any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any determination of Disputed Items by the Independent Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by agreement of the Parties and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.

(i) The Net Working Capital set forth in the Final Adjustment Statement is referred to herein as the “Final Net Working Capital”. Within five (5) Business Days after the determination of Final Net Working Capital pursuant to this Section 2.7, (i) if the Final Net Working Capital exceeds the Estimated Net Working Capital, SpinCo will pay to the Company the amount of such excess, by wire transfer of immediately available funds to one or more accounts designated in writing by the Company, or (ii) if the Estimated Net Working Capital exceeds the Final Net Working Capital, the Company will pay to SpinCo the amount of such excess, by wire transfer of immediately available funds to one or more accounts designated in writing by SpinCo. Any payment pursuant to this Section 2.7(i) shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income tax purposes.

(j) Without limiting the generality of the foregoing, no changes shall be made (including any changes reflected in the Final Net Working Capital) in any reserve or other account existing as of the date of the most recent balance sheet included in the SpinCo Financial Information or other amount reflected in such balance sheet, except as a result of events occurring after such date and prior to the Distribution Time and, in such event, only in a manner consistent with the past practice of the SpinCo Business using the same accounting principles, practices, policies, procedures and methodologies (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the SpinCo Financial Information. Without limiting the generality of the foregoing, the Estimated Net Working Capital and the Net Working Capital shall (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; and (ii) be based on facts and circumstances as they exist up to the Distribution Time and shall exclude the effect of any act, decision or event occurring after the Distribution Time (other than the determination of the Final Net Working Capital in accordance with this Section 2.7).

Section 2.8 Payment of Reimbursement Obligations. After the Distribution Time, SpinCo shall pay the Company an amount of cash equal to 100% of the Reimbursement Obligations (such payment to be made promptly and in any event within ten (10) Business Days of delivery by the Company of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations). Any payment pursuant to this Section 2.8 that is not on account of an advance by the Company to SpinCo prior to the date of any such payment shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income tax purposes and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

Section 2.9 Wrong Pockets; Mail and Other Communications; Payments.

(a) After the Distribution Time, if either SpinCo or Parent, on the one hand, or the Company, on the other hand, or any of their respective Subsidiaries becomes aware that any of the SpinCo Assets have not been transferred, assigned or conveyed to SpinCo or any of its Subsidiaries or that any of the Excluded Assets have not been retained by or transferred, assigned or conveyed to the Company or any of its Subsidiaries (other than the SpinCo Entities), it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Distribution Time.

(b) After the Distribution Time, each of the Company, SpinCo and the members of their respective Groups may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, each of the Company and SpinCo and the members of their respective Groups authorizes the Company and the other members of the Company Group, on the one hand, or SpinCo and the other members of the SpinCo Group, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any member of its Group) or any of such other Party’s (or any member of its Group’s) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, email and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 2.9 are not intended to, and shall not be deemed to, constitute an authorization by any of the Company, SpinCo or the members of their respective Groups to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.

(c) The Company shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to SpinCo (or its designated Affiliates) any monies or checks that have been sent to or that are received by the Company or any of its Subsidiaries after the Distribution Time, including by or from any customers, suppliers or other commercial counterparties of the SpinCo Business or the SpinCo Group, to the extent that they constitute SpinCo Assets.

(d) SpinCo shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the Company (or its designated Subsidiaries) any monies or checks that have been sent to SpinCo or any of its Affiliates (including the SpinCo Business and the SpinCo Group) after the Distribution Time to the extent that they constitute an Excluded Asset and are the property of the Company or its Subsidiaries hereunder.

Section 2.10 Disclaimer of Representations and Warranties. EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP), SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), AND PARENT UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, NO PARTY TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT IS REPRESENTING OR WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY; AS TO ANY APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION HEREWITH OR THEREWITH; AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY; AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ANY ACCOUNTS

RECEIVABLE, OF ANY PARTY; OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS. TO THE MAXIMUM EXTENT PERMITTED BY LAW, SPINCO HEREBY WAIVES AND DISCLAIMS ANY RIGHTS IT MAY HAVE AGAINST THE COMPANY IN CONNECTION WITH THE TRANSFER OF ANY INTEREST IN ANY REAL PROPERTY PERTAINING TO DISCLOSURE OF RELEASES OR SUSPECTED RELEASES, THE PRESENCE OF HAZARDOUS SUBSTANCES WITHIN ANY BUILDING OR FACILITY OR ENVIRONMENTAL CONDITIONS.

Section 2.11 Termination of Overhead and Shared Services. SpinCo and Parent acknowledge and agree that (a) the SpinCo Business currently receives from the Company and its Subsidiaries certain Overhead and Shared Services, (b) except as expressly provided in any Transaction Document, all Overhead and Shared Services shall cease at the Distribution Time, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Distribution Time, with no further obligation of the Company or any of its Subsidiaries, and (c) from and after the Distribution Time, SpinCo and Parent (and their Affiliates) shall have no rights or Liabilities under any Shared Contracts that are not SpinCo Contracts, except to the extent set forth and in accordance with the terms and conditions of any Transaction Document.

Section 2.12 Certain Intellectual Property Matters.

(a) Following the Distribution Time and except to the extent permitted under the Transitional Trademark License Agreement or any Transaction Document, SpinCo Group shall be permitted to use Company Trademarks for up to one hundred eighty (180) days following the Distribution Time, provided that SpinCo shall, and shall cause the SpinCo Group and each of SpinCo’s other Affiliates to: (i) use commercially reasonable efforts to minimize and eliminate the use of the Company Trademarks as soon as reasonably practicable but in no event later than one hundred eighty (180) days following the Distribution Time, (ii) cease to use any Company Trademark as part of any Internet domain name, (iii) cease to hold itself or themselves out as having any affiliation or association with the Company or any of its Affiliates, and (iv) within one hundred eighty (180) days of the date hereof, complete the removal of the Company Trademarks from all signage, vehicles, properties, stationery, promotional or other marketing materials and other relevant assets. Except to the extent permitted under the Transitional Trademark License Agreement or any Transaction Document, it being understood any use by the SpinCo Group of the Company Trademarks permitted by the foregoing shall be solely in the same manner such Company Trademark were used as of the Distribution Time and solely to the extent necessary in complying with and accomplishing the foregoing.

(b) SpinCo shall be responsible for any and all costs and expenses incurred in assigning, transferring and recording any and all right, title and interest of SpinCo in the Intellectual Property Rights included in the SpinCo Assets, including the filing and recordation of assignment and other instruments in order to evidence the transfer of any Intellectual Property Rights included in the SpinCo Assets.

Section 2.13 Removal of Excluded Assets and SpinCo Assets.

(a) The Company shall, or shall cause one of its Subsidiaries to, remove any Excluded Assets from the SpinCo Real Property within one hundred eighty (180) days following the Distribution Date, unless the Excluded Asset will be used by SpinCo or its Affiliates in connection with any services to be provided under any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document; provided, that, in either case, such one hundred eighty (180) day period may be extended as reasonably necessary as a result of COVID-19 or any COVID-19 Measure. Following the Distribution Time, SpinCo shall provide the Company and its Subsidiaries reasonable access and assistance during normal business hours upon reasonable prior written notice, to permit the removal of such Excluded Assets (including any such Excluded Assets identified after such one hundred eighty (180) day period). Except with respect to claims arising from the gross negligence or willful misconduct of SpinCo or its Affiliates, neither SpinCo nor any of its Affiliates shall have any Liability to the Company or its Subsidiaries in connection with the storage at, or removal from, the SpinCo Real Property of such Excluded Assets.

(b) SpinCo shall, or shall cause its Affiliates to, remove any SpinCo Assets and Separately Conveyed Assets located at any facility of the Company or its Subsidiaries, other than the SpinCo Real Property, within one hundred eighty (180) days following the Distribution Date, unless the SpinCo Asset or Separately Conveyed Assets (including any Delayed Transfer Assets) would reasonably be expected to be used by the Company or its Subsidiaries in connection with any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document; provided, that, in either case, such one hundred eighty (180) day period may be extended as reasonably necessary as a result of COVID-19 or any COVID-19 Measure. Following the Distribution Time, the Company will provide SpinCo reasonable access and assistance during normal business hours upon reasonable prior written notice to permit the removal of such SpinCo Assets and Separately Conveyed Assets (including any such SpinCo Assets or Separately Conveyed Assets identified after such one hundred eighty (180) day period). Except with respect to claims arising from the gross negligence or willful misconduct of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries shall have any Liability to SpinCo or its Affiliates in connection with the storage at, or removal from, any of the facilities or the Company or its Subsidiaries (other than the SpinCo Real Property) of such SpinCo Assets or Separately Conveyed Assets. Risk of loss with respect to the SpinCo Assets and the Separately Conveyed Assets will pass to SpinCo at the Distribution Time (or such other time as may be set forth in the applicable Separate Conveyancing Instrument).

(c) Upon the removal of assets pursuant to this Section 2.13, the removing Party will, at its sole cost and expense, restore the areas of such facilities in which the removed assets were located (and any other areas of such facilities that were impacted or damaged in connection with such removal) to a broom clean and safe condition, including by (i) safely capping supply and discharge lines (electrical, liquids, gas, etc.) to the logical distribution or junction points and (ii) repairing any damage or holes to concrete, floors, walls or ceilings resulting from the removal of such SpinCo Assets, Separately Conveyed Assets or Excluded Assets, as applicable, therefrom after the Closing Date.

(d) If any SpinCo Technology is not located at, or otherwise in the possession or control of SpinCo or its Affiliates as of the Distribution Date, upon SpinCo’s written request made within twelve (12) months following the Distribution Date, the Company shall, or shall cause one of its Subsidiaries to, deliver such SpinCo Technology to SpinCo or its Affiliates; unless such SpinCo Technology would reasonably be expected to be used by the Company or its Subsidiaries in connection with any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document. Subject to the foregoing, the Company shall deliver the SpinCo Technology to SpinCo or its Affiliates as promptly as reasonably practicable following receipt of such request from SpinCo.

(e) Notwithstanding anything in this Section 2.13, if the storage, use, transfer or removal of any Excluded Asset, Separately Conveyed Asset or SpinCo Asset is otherwise expressly addressed in any Transaction Document, the terms of such Transaction Document will control.

Section 2.14 Real Property Matters(a) .

(a) As promptly as reasonably practicable following the date hereof, and prior to the Distribution Time, Parent and the Company shall negotiate in good faith one or more agreements pursuant to which Company or one of its Subsidiaries shall license to SpinCo for a transition period the real property described in Schedule 2.14 (such agreements, the “Real Estate License Agreements”), in each case on terms consistent with and as close as reasonably possible to the terms set forth in the form of Real Estate License Agreement attached hereto as Exhibit B, subject to such changes as may be required by the Laws, union labor agreements or customary local practice applicable to the real property licensed thereby; provided, that a joint use of such real property is permitted by applicable Law and, in the case of such leased real property, permitted under the terms of the applicable lease agreement. To the extent that applicable Law requires a formal leasing or subleasing arrangement, Parent and the Company shall negotiate in good faith and mutually agree upon a form and format with terms that are as close as reasonably possible, including as to cost, to those set forth in the Real Estate License Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, to the extent that any Real Estate License Agreement would require the Approval of any third party pursuant to its terms or applicable Law, Section 2.1(d) will apply; provided, that if such Approval is not obtained prior to the Distribution Time, the Company will have no further obligation to further pursue such Approval or to grant a Real Estate License Agreement as to that location.

Section 2.15 Bulk Sales. Each of the Company and SpinCo hereby waives compliance by each and every member of the SpinCo Group or the Company Group, respectively, with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the assignment, transfer or conveyance of any or all of the Excluded Assets to any member of the Company Group or the SpinCo Assets to any member of the SpinCo Group.

Section 2.16 Certain Expenses. The Company shall pay, or cause to be paid, to SpinCo the expenses actually incurred by SpinCo or any of its Affiliates set forth in Schedule 2.16, subject to the limitations and other terms and conditions set forth therein. Parent, SpinCo and their Affiliates shall cooperate in good faith in order to agree on the ultimate amount of such expenses and, in connection therewith, Parent shall make its personnel reasonably available to answer questions and provide reasonable supporting documentation with respect to such expenses prior to the Company effecting any payments with respect thereto. For all U.S. federal, and applicable state and local, income tax purposes, all such payments shall be treated as a contribution to the capital of SpinCo made by the Company at the time of the transfer of the SpinCo Assets to SpinCo.

ARTICLE III

THE DISTRIBUTION

Section 3.1 Actions at or Prior to the Distribution Time. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with the Company to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. The Company shall be permitted to reasonably direct and control the efforts of SpinCo in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by the Company in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Transaction Documents.

(ii) SpinCo and the Company, as applicable, shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall prepare and mail or otherwise make available, prior to any Distribution Date, to the holders of Company Common Stock, such information concerning SpinCo, Parent, their respective businesses, operations and management, the Distribution and such other matters as the Company shall reasonably determine and as may be required by Law. The Company and SpinCo will prepare, and SpinCo and the Company, as applicable, will, to the extent required by applicable Law, file with the SEC, any such documentation and any requisite no-action letters which the Company determines are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Cash Reduction; Contribution.

(i) Without limiting the requirements of Section 2.6, prior to the Distribution Time, the Company may, and may cause the members of the Company Group and the SpinCo Group to, take such actions as the Company deems advisable to minimize or reduce the amount of cash and cash equivalents remaining in any accounts held by or in the name of a member of the SpinCo Group as of the Distribution Time (the “Available Cash” ). Notwithstanding anything to the contrary, the Available Cash shall not be less than $3,000,000 (the “Minimum Cash Amount”) as of immediately prior to the Distribution Time.

(ii) Prior to the Distribution, in partial consideration for the transfer of the SpinCo Assets to SpinCo in the Contribution, (A) SpinCo shall issue to the Company additional shares of SpinCo Common Stock such that the number of shares of SpinCo Common Stock outstanding as of immediately prior to the Distribution Time shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution, (B) SpinCo (or an Affiliate thereof identified by the Company) shall transfer to the Company cash in an aggregate amount equal to the Basis Amount plus the Estimated Net Working Capital Adjustment (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by the Company, and (C) SpinCo shall issue to the Company the SpinCo Exchange Debt in an amount equal to the Above Basis Amount in accordance with Sections 7.6(k) and (l) of the Merger Agreement.

(iii) Prior to the Contribution, the Company shall deliver to SpinCo a duly executed IRS Form W-9.

(c) Distribution Agent. The Company shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(d) Satisfying Conditions to the Distribution. The Company and SpinCo shall cooperate to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver).

Section 3.2 Conditions Precedent to the Distribution. In no event shall the Distribution (whether effected as a Spin-Off or an Exchange Offer) occur unless each of the following conditions shall have been satisfied or waived by the Company, in whole or in part, in its sole discretion (other than the condition set forth in Section 3.2(a), which prior to the termination of the Merger Agreement may not be waived without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed):

(a) the Reorganization shall have been completed substantially in accordance with the Separation Step Plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

(b) the actions set forth in Section 3.1(b)(ii) shall have been consummated or satisfied;

(c) an independent appraisal firm shall have delivered one or more opinions to the Board of Directors of the Company confirming the solvency of SpinCo and the solvency and surplus of the Company, in each case after giving effect to the consummation of the Financing and/or Permanent Financing and the SpinCo Payment and the consummation of the Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware Law); and such opinions shall be acceptable to the Company in form and substance in the Company’s sole discretion; and such opinions shall not have been withdrawn, rescinded or modified in any respect adverse to the Company;

(d) The Company shall have received the Distribution Tax Opinions from WLRK and EY, as applicable, to the extent the Distribution Tax Opinions address U.S. federal income or Swiss income tax consequences (provided that the condition in this Section 3.2(d) shall not apply with respect to any Distribution Tax Opinion to the extent that any such matters are addressed by an IRS Ruling or ruling set forth in Schedule 3.2(f));

(e) The Company shall have received the IRS Ruling in form and substance reasonably satisfactory to the Company (provided that such IRS Ruling shall not fail to be satisfactory by reason of such IRS Ruling not containing (i) a Debt Exchange Ruling (as defined in the Merger Agreement) as long as it contains a satisfactory NQPS Ruling (as defined in the Merger Agreement) or (ii) an NQPS Ruling as long as it contains a satisfactory Debt Exchange Ruling), and such IRS Ruling shall continue to be valid and in full force and effect;

(f) The Company shall have received the rulings set forth in Schedule 3.2(f), to the extent such rulings are issued by the Swiss tax authorities, and such rulings shall continue to be valid and in full force and effect;

(g) the conditions set forth in Article VIII of the Merger Agreement having been satisfied or validly waived, including: (i) the satisfaction, or waiver by the Company and Parent, of the conditions set forth in Section 8.1 of the Merger Agreement; (ii) the satisfaction, or waiver by the Company, of the conditions set forth in Section 8.2 of the Merger Agreement; and (iii) the satisfaction, or waiver by Parent, of the conditions set forth in Section 8.3 of the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time;

(h) the conditions set forth in Section 2.5 of the Asset Purchase Agreement having been satisfied or validly waived, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time; and

(i) Parent shall have irrevocably confirmed to the Company that each condition in Article VIII of the Merger Agreement to Parent’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution, or (iii) subject to applicable Laws, is or has been waived by Parent.

Each of the foregoing conditions is for the sole benefit of the Company and shall not give rise to or create any duty on the part of the Company or its Board of Directors to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit the Company’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under the Merger Agreement.

Section 3.3 The Distribution.

(a) The Company may elect, in its sole discretion, to effect the Distribution in the form of (i) a Spin-Off, (ii) an Exchange Offer (including any Clean-Up Spin-Off) or (iii) a combination of a Spin-Off and an Exchange Offer (with or without a Clean-Up Spin-Off); provided that (A) the economic value of the Merger to each of the Company and Parent is preserved, (B) the Exchange Offer (including any Clean-Up Spin-Off) does not create any material, unreimbursed and adverse Tax consequence to Parent and (C) the Exchange Offer (including any Clean-Up Spin-Off) would, subject to the satisfaction or waiver of the applicable conditions to the Distribution and Merger, be completed in a manner so that the Distribution and the Merger would occur prior to the Outside Date.

(b) If the Company elects to effect the Distribution in whole or in part in the form of a Spin-Off (including if there is any Clean-Up Spin-Off), then the Board of Directors of the Company, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by the Company on the Distribution Date shall be distributed to the holders of record of Company Common Stock in the manner determined by the Company and in accordance with Section 3.3(f). To the extent the Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 3.3(f), each holder of Company Common Stock on the Record Date shall be entitled to receive for each share of Company Common Stock held by such holder on the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by the Company on the Distribution Date (taking into account the shares of SpinCo Common Stock to be distributed through an Exchange Offer, if applicable), multiplied by (ii) a fraction, the numerator of which is the number of shares of Company Common Stock held by such holder on the Record Date and the denominator of which is the total number of shares of Company Common Stock outstanding on the Record Date.

(c) To the extent any of the Distribution is effected as an Exchange Offer, the Company shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of SpinCo Common Stock that will be offered for each validly tendered share of Company Common Stock, the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. In the event that the Company’s stockholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, all shares of SpinCo Common Stock held by the Company that are not exchanged pursuant to the Exchange Offer will be distributed as a dividend to the Company’s stockholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), so that the Company will have distributed all of the shares of SpinCo Common Stock to the Company’s stockholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 3.3(f), each Company stockholder may elect in the Exchange Offer to exchange a number of shares of Company Common Stock held by such Company stockholder for shares of SpinCo Common Stock. The terms and conditions of any Clean-Up Spin-Off will be as determined by the Company, subject to the provisions of Section 3.3(b), mutatis mutandis.

(d) None of the Parties, nor any of their Affiliates shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) The Company, SpinCo, the Distribution Agent, or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local, foreign or other Tax Law. Any deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(f) Upon the consummation of the Spin-Off or the Exchange Offer, the Company shall deliver to the Distribution Agent, a global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Spin-Off or exchanged in the Exchange Offer, as the case may be, for the account of the Company’s stockholders that are entitled thereto. Upon a Clean-Up Spin-Off, if any, the Company shall deliver to the Distribution Agent an additional global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Clean-Up Spin-Off for the account of the Company’s stockholders that are entitled thereto. The Distribution Agent shall hold such shares for the account of the Company’s stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock. The Distribution shall be deemed to be effective upon written authorization from the Company to the Distribution Agent to proceed.

Section 3.4 Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, the Company and SpinCo shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of SpinCo with the Secretary of State of the State of Delaware, to increase the number of authorized shares of SpinCo Common Stock and make such other amendments as may be necessary or advisable in order to cause there to be issued and outstanding the number of shares of SpinCo Common Stock necessary to effect the Distribution.

ARTICLE IV

ACCESS TO INFORMATION

Section 4.1 Delivery of SpinCo Business Records. Prior to the Distribution Time, the Company and Parent shall work together in good faith to determine procedures for the delivery by the Company to SpinCo of a copy of the SpinCo Business Records following the Distribution Time (the “Agreed Procedures”); provided that, unless otherwise mutually agreed by the Parties, the Company will only be required to provide SpinCo Business Records in accordance with Schedule 4.1. Following the Distribution Time, the Company shall, and shall cause its Subsidiaries to, deliver the SpinCo Business Records in accordance with the Agreed Procedures. The Company will only be required to deliver SpinCo Business Records as contemplated by this Section 4.1. The Company shall have the right to retain, following the Distribution Time, copies of any SpinCo Business Records that the Company in good faith determines it or any of its Subsidiaries is reasonably likely to need access for bona fide business or legal purposes; provided, that, with respect to such copies, the Company shall treat them in a manner consistent with the policies and procedures of the Company applicable to its own Books and Records.

Section 4.2 Access to SpinCo Business Records.

(a) From and after the Distribution Date for a period consistent with such Party’s bona fide record retention policies, each of SpinCo and the Company, on behalf of its respective Group, will (i) use commercially reasonable efforts to maintain the SpinCo Business Records in accordance with such Party’s bona fide record retention policies and (ii) provide the other Party and its Representatives reasonable access to the SpinCo Business Records relating to periods prior to the Closing for any reasonable purpose; provided, that, except as provided otherwise in the Transition Services Agreement or any other Transaction Document, neither Party shall be required to provide the requesting Party with direct access to any of such Party’s information technology systems to review any SpinCo Business Records. All access to SpinCo Business Records, personnel and assistance provided pursuant to this Section 4.2 following the Distribution Date will be (x) conducted during normal business hours upon reasonable advance notice to the Party providing access, (y) conducted in such a manner as not to interfere unreasonably with the normal operations of the businesses of the Party and its Affiliates providing access, and (z) conducted at the accessing Party’s sole cost and expense (which cost and expense shall be reasonable, and shall include for this purpose a reasonable allocation for the time used by employees of the Party provided access). The Party providing access will have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 4.2.

(b) Without limiting the generality of the foregoing, until the second (2nd) Company fiscal year-end occurring after the Distribution Date, each of the Company and SpinCo shall use its commercially reasonable efforts to cooperate with the other’s Books and Records requests to enable (i) the Company or Parent, as applicable, to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and (ii) the Company’s or Parent’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of such Party, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder.

(c) Nothing in this Section 4.2 shall apply to (i) the provision of any SpinCo Business Records to the extent relating to Tax matters (which shall be governed by the Tax Matters Agreement) or (ii) the delivery of copies of SpinCo Business Records following the Distribution Time (which shall be governed by Section 4.1).

Section 4.3 Scope of Delivery and Access.

(a) The Company and its Subsidiaries shall be permitted to redact any portion of the SpinCo Business Records that does not relate to the SpinCo Business.

(b) Neither the Company nor SpinCo will be required to provide any SpinCo Business Records or other information to the extent doing so would, in such Party’s reasonable discretion, (i) jeopardize the attorney-client privilege or similar immunity or protection, (ii) conflict with any Law, Order, Contract, Consent, privacy policy or other obligation of confidentiality, or (iii) result in the disclosure of competitively sensitive information; provided, that the applicable Party shall use its reasonable best efforts to permit the provision of such access or information in a manner that avoids any such detriment or consequence.

(c) If the Company, on the one hand, and SpinCo or Parent, on the other hand, are in an adversarial relationship in any Action, the furnishing of information, documents or records in connection with such Action will be subject to any applicable rules relating to discovery and not this Article IV.

(d) The parties shall negotiate in good faith and, as promptly as practicable after the date hereof (and in any event within twenty (20) Business Days of the date hereof), enter into, an agreement with respect to the treatment of certain data and other information in accordance with applicable privacy Laws that may be provided pursuant to Section 4.1 and Section 4.2 (the “Integration Data Disclosure Agreement”). In addition to any other rights and obligations set forth in the Merger Agreement, this Agreement and the other Transaction Documents, the Integration Data Disclosure Agreement and Confidentiality Agreement, as applicable, will apply with respect to the transfer and protection of any information pursuant to Section 4.1 and Section 4.2.

Section 4.4 Other Agreements Providing for Exchange of Books and Records. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Books and Records set forth in the Merger Agreement or any Transaction Document. Notwithstanding anything in this Article IV to the contrary, the Tax Matters Agreement will exclusively govern the retention of Tax related records and the exchange of Tax-related information.

Section 4.5 Production of Witnesses and Records in Connection with an Action.

(a) Notwithstanding anything to the contrary in this Article IV, from and after the Distribution Time, except in the case of an adversarial Action by SpinCo or Parent (or any member of their respective Groups) against the Company or a member of the Company Group, or vice versa, each Party shall use its reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees and other Representatives of the members of its respective Group as witnesses, and any Books and Records or other information within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) or Books and Records or other information may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought under this Agreement. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith.

(b) The obligation of the Parties to provide witnesses pursuant to this Section 4.5 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses officers without regard to whether the witness or the employer of the witness could assert a possible business conflict, except in the case of an adversarial Action between the Company, on the one hand, and Parent or SpinCo, on the other hand.

(c) In connection with any matter contemplated by this Section 4.5, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or other applicable privileges or immunities of any member of any Group.

(d) For the avoidance of doubt, the provisions of this Section 4.5 are in furtherance of the provisions of Section 4.1 and Section 4.2 and shall not be deemed to limit the Parties’ rights and obligations under Section 4.1 and Section 4.2.

Section 4.6 Technology Transfer. Prior to the Distribution Time, the Company and Parent shall work together in good faith to determine procedures (the “Technology Transfer Procedures”) for the delivery to SpinCo of any SpinCo Technology not at the SpinCo Real Property or any Company Manufacturing Facility and to transfer the knowledge and know-how associated with such SpinCo Technology to SpinCo so as to permit SpinCo to use such SpinCo Technology in substantially the same manner as used by the Company as of the Distribution Date (subject to any limitations set forth herein or in the Transaction Documents, including in the Intellectual Property Cross License Agreement) following the Distribution Time (the “Technology Transfer”). Following the Distribution Time, the Company shall, and shall cause its Subsidiaries to, perform the Technology Transfer in accordance with Technology Transfer Procedures and subject to SpinCo’s cooperation.

Section 4.7 Counsel; Privileges; Legal Materials.

(a) In-house lawyers employed by the Company and its Subsidiaries prior to the Distribution Time (“Existing Company Counsel”) have provided legal services to and jointly represented the Company and its Subsidiaries, including members of the Company Group and the SpinCo Group. From and after the Distribution Time, the Existing Company Counsel will remain employees of one or more members of the Company Group and provide legal services to and represent only the Company Group (“Company Counsel”). From and after the Distribution Time, the Company Counsel will represent only the Company Group, and will, subject to rules of professional responsibility respecting obligations to former clients, owe a duty of loyalty and other professional obligations only to the Company Group. The Company and SpinCo have previously been jointly represented by the Existing Company Counsel in various legal matters of common interest. This joint representation included in its scope all matters prior to the Distribution Time in which a Party or another member of its Group was represented by any of the Existing Company Counsel.

(b) The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Books and Records or other information concerning general business matters related to the SpinCo Business and members of the SpinCo Group prior to the Distribution (excluding any Books and Records concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing) (collectively, “General SpinCo Business Information”) shall be subject to a joint privilege and protection between the Company, on the one hand, and the members of the SpinCo Group, on the other hand. The Company and the members of the SpinCo Group shall have equal right and obligation to assert such joint privilege and protection, and no such joint privilege or protection may be waived by (i) the Company without the prior written consent of SpinCo or (ii) by any member of the SpinCo Group without the prior written consent of the Company; provided, however, that any such privileged communications or attorney-work product, whether arising prior to or after the Distribution Date, with respect to any matter for which a Party has an indemnification obligation hereunder, shall be subject to the sole control of such Party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such communications or work product is in the possession of or under the control of such Party.

(c) The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Books and Records concerning any proposed sale, spin-off or other disposition of the SpinCo Business or the preparation, negotiation or execution of this Agreement, the Merger Agreement or any other Transaction Document or any other transaction including or regarding the SpinCo Business in lieu of any of the foregoing, shall in each case be retained and controlled only by the Company and may be waived only by the Company. SpinCo acknowledges and agrees, on behalf of itself and each member of the SpinCo Group, that (i) the foregoing attorney-client privilege, attorney work-product protection and expectation of client confidentiality shall not be controlled, owned, used, waived or claimed by any member of the SpinCo Group at any time after the Distribution Time; and (ii) in the event of a dispute between any member of the SpinCo Group and a third party or any other circumstance in which a third party requests or demands that any member of the SpinCo Group produce privileged materials or attorney work-product of any member of the Company Group (including the privileged communications and attorney work-product covered by this Section 4.7), SpinCo shall cause such member of the SpinCo Group to assert such privilege or protection on behalf of the applicable member of the Company Group to prevent disclosure of privileged communications or attorney work-product to such third party.

(d) The Parties agree that the Reorganization and Distribution shall not waive or affect any applicable privileges, including the attorney-client privilege, the attorney work product doctrine, the common interest privilege and the joint-client/joint representation privilege. No Party may waive any privilege that could be asserted under any applicable Law and in which the other Party has joint privilege, without the prior written consent of the other Party. If any dispute arises between the Company and SpinCo, or any members of their respective Groups, regarding whether joint privilege should be waived, each Party (i) shall negotiate with the other Party in good faith and (ii) shall endeavor to minimize any prejudice to the rights of the other Party. For the avoidance of doubt, each Party shall be permitted to withhold its consent to the waiver of a privilege for the purpose of protecting its own legitimate interests.

(e) Notwithstanding Section 4.7(b), the Parties acknowledge and agree that, as between the Company Group and the SpinCo Group (as constituted as of immediately before the Distribution) each of Wachtell, Lipton, Rosen & Katz, Freshfields Bruckhaus Deringer and Miller Johnson (collectively, “Existing Company Outside Counsel”) and Existing Company Counsel represented, for times prior to the Distribution, only the Company and not any member of the SpinCo Group. Notwithstanding Section 4.7(b), the Parties acknowledge and agree that (i) any advice given by or communications with Counsel prior to the Distribution shall not be subject to any joint privilege and shall be owned solely by the Company, (ii) any advice given by or communications with Counsel (to the extent (A) it relates to any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or (B) it concerns matters (other than general business matters) related to the SpinCo Business and members of the SpinCo Group prior to the Distribution) shall not be subject to any joint privilege and shall be owned solely by the Company, and (iii) no member of the SpinCo Group (as of immediately before the Distribution) has the status of a client of Counsel as a result of advice given by or communications with Counsel prior to the Distribution, for conflict of interest or any other purposes. The Company and SpinCo (for itself and on behalf of each member of the SpinCo Group and, after the Effective Time, Parent and each Subsidiary of Parent) hereby agree that, in the event that any dispute, or any other matter in which the interests of the Company, its Affiliates and its direct and indirect equityholders, on the one hand, and the SpinCo Group or, after the Effective Time, the Parent Group, on the other hand, are adverse, arises after the Effective Time between the SpinCo Group or, after the Effective Time, the Parent Group, on the one hand, and the Company, its Affiliates and its direct and indirect equityholders, on the other hand, the applicable Existing Company Outside Counsel may represent the Company, its Affiliates and its direct and indirect equityholders in such dispute, even though the interests of the Company, its Affiliates and its direct and indirect equityholders may be directly adverse to one or more members of the SpinCo Group or, after the Effective Time, the Parent Group, unless the applicable Existing Company Outside Counsel formerly represented one or more of members of the SpinCo Group in any matter substantially related to such dispute.

(f) In furtherance of the Parties’ agreement under this Section 4.7, the Company and SpinCo shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.

(g) The transfer of all Books and Records pursuant to this Agreement is made in reliance on the agreement of the Company and SpinCo set forth in this Section 4.7 and in Section 7.2 to maintain the confidentiality of privileged Books and Records and to assert and maintain all applicable privileges. The Parties agree that their respective rights to any access to Books and Records, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Books and Records between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

ARTICLE V

RELEASES

Section 5.1 Release of Pre-Distribution Claims.

(a) Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement, any other Transaction Document or the Merger Agreement and (iii) for any matter for which any Party is entitled to indemnification or contribution pursuant to Article VI, effective as of the Distribution Time, SpinCo and Parent do hereby, in each case for itself and each other member of the SpinCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge the Company and the other members of the Company Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Company Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed, in each case, at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution, the SpinCo Financing Arrangements, the Merger and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SpinCo and each member of the SpinCo Group, and their respective Affiliates, successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SpinCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Company Released Persons from the Liabilities described in the first sentence of this Section 5.1(a).

(b) Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement, any other Transaction Document or the Merger Agreement and (iii) for any matter for which any Party is entitled to indemnification or contribution pursuant to Article VI, effective as of the Distribution Time, the Company does hereby, for itself and each other member of the Company Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo, the respective members of the SpinCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “SpinCo Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed, in each case, at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that the Company and each member of the Company Group, and their respective Affiliates, successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, the Company hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SpinCo Released Persons from the Liabilities described in the first sentence of this Section 5.1(b).

(c) Nothing contained in Section 5.1(a) or Section 5.1(b) shall impair or otherwise impact any right of any Party, and as applicable, any member of such Party’s Group, to enforce this Agreement, any other Transaction Document, the Merger Agreement or any Contracts that are specified in Section 2.6(a), in each case in accordance with its terms. Nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:

(i) any Liability provided in or resulting from (A) any Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Company Group or the SpinCo Group that is specified in Section 2.6 as not terminating as of the Distribution Time or any other Liability specified in Section 2.6 as not terminating as of the Distribution Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, any other Transaction Document or the Merger Agreement;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time;

(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;

(v) any Liability provided in or resulting from any Contract that is entered into after the Distribution Time between any Party (and/or a member of such Party’s Group), on the one hand, and the other Party (and/or a member of the other Party’s Group), on the other hand;

(vi) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article VI and, if applicable, the appropriate provisions of the other Transaction Documents or the Merger Agreement; or

(vii) any Liability the release of which would result in the release of any Person other than the Persons released pursuant to Section 5.1(a) and Section 5.1(b).

In addition, nothing contained in Section 5.1(a) shall release: (A) the Company from indemnifying any director, officer or employee of the SpinCo Group who was a director, officer or employee of the Company or any of its Affiliates at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Company Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI; and (B) SpinCo from indemnifying any director, officer or employee of the Company Group who was a director, officer or employee of the Company or any of its Affiliates at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is an Excluded Liability, the Company shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI.

(d) SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any member of the Company Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). The Company shall not make, and shall not permit any member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e) It is the intent of each of the Company and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand, except as expressly set forth in Section 5.1(c). From and after the Distribution Time, each Party shall cause each member of its respective Group to execute and deliver releases reflecting such provisions at the request of the other Party.

ARTICLE VI

INDEMNIFICATION, GUARANTEES AND LITIGATION

Section 6.1 General Indemnification by SpinCo. SpinCo shall indemnify, defend and hold harmless each member of the Company Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnified Parties”), from and against any and all Liabilities of the Company Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “SpinCo Indemnification Obligations”):

(a) any SpinCo Liability;

(b) the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities, whether prior to, at or after the Distribution Time;

(c) except to the extent it relates to an Excluded Liability, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Company Group for the benefit of any member of the SpinCo Group that survives the Distribution Time;

(d) any breach by any member of the SpinCo Group of this Agreement or any of the other Transaction Documents after the Distribution Time (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement); and

(e) any Liabilities arising out of claims made by the securityholders or lenders of a Party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of Parent in writing prior to the Distribution Time in connection with the Financing or the Permanent Financing.

Section 6.2 General Indemnification by the Company. The Company shall indemnify, defend and hold harmless each member of the SpinCo Group and Parent (after the Distribution Time), each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnified Parties”), from and against any and all Liabilities of the SpinCo Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “Company Indemnification Obligations”):

(a) any Excluded Liability;

(b) the failure of the Company or any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether prior to, at or after the Distribution Time;

(c) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding by any member of the SpinCo Group for the benefit of any member of the Company Group that survives the Distribution Time;

(d) any breach by any member of the Company Group of this Agreement or any of the other Transaction Documents after the Distribution Time (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement);

(e) the reasonable costs and expenses incurred by the SpinCo Group directly arising from the SpinCo Group’s satisfaction in the ordinary course of business, consistent with past practice of the SpinCo Business prior to the Distribution Time, of the Post-Closing Performance Obligations, as reasonably set forth in writing to the Company; and

(f) Liabilities arising out of claims made by the securityholders or lenders of a Party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of the Company, SpinCo, or any of their Subsidiaries in writing prior to the Distribution Time in connection with the Financing or the Permanent Financing.

Section 6.3 Contribution. If the indemnification otherwise provided for in Section 6.1 or Section 6.2 with respect to Liabilities incurred under any securities Laws, is as a matter of applicable Law unavailable to or insufficient to hold harmless an Indemnified Party in respect of such Liabilities for which they would otherwise be indemnified hereunder, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnified Party.

Section 6.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Liability subject to indemnification or contribution pursuant to this Article VI will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which the Company, or SpinCo, as applicable (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution under this Article VI (an “Indemnified Party”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Liability. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds in respect of such Liability, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of this Agreement. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds or other indemnification, contribution or similar payments to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article VI; provided that the Indemnified Party’s ability or inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations under this Agreement.

(c) Notwithstanding anything herein to the contrary, the Company shall not be required to indemnify any SpinCo Indemnified Party for any Liability pursuant to Section 6.2 if and to the extent such Liability was reflected in the calculation of the Final Net Working Capital.

Section 6.5 Certain Matters Relating to Indemnification of Third-Party Claims.

(a) Notice of Third-Party Claim. If an Indemnified Party receives written notice that a Person that is not a member of the Company Group or the SpinCo Group has asserted any claim or commenced any Action (collectively, a “Third-Party Claim”) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 6.1 or Section 6.2, or any other Section of this Agreement or any other Transaction Document (other than any

Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement), the Indemnified Party shall provide the Indemnifying Party written notice thereof as promptly as practicable (and no later than twenty (20) days) after becoming aware of the Third-Party Claim. Such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnified Party to provide notice in accordance with this Section 6.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to provide notice in accordance with this Section 6.5(a).

(b) Subrogation. To the extent an indemnification or contribution payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any right, defense or claim which such Indemnified Party may have relating to such Third-Party Claim. Subject to Section 6.9, such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

Section 6.6 Additional Matters.

(a) Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article VI shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for the amount of such payment (including where reasonably practicable an itemization of costs and expenses, attorney invoices and supporting documentation from other vendors in the form reviewed by the Indemnified Party, and any applicable orders, judgments or settlement agreements). The indemnity and contribution agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party or (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution under this Agreement.

(b) Any claim for indemnification under this Article VI other than in respect of a Third-Party Claim shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party; provided, that, the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party has been actually prejudiced. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility for such indemnification obligation. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such Indemnified Party pursuant to this Agreement and the other Transaction Documents (as applicable) (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement), without prejudice to its continuing rights to pursue indemnification or contribution under this Agreement.

(c) The provisions of this Article VI (other than this Section 6.6(c)) shall not apply with respect to Taxes and Tax matters (it being understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement).

(d) Each Indemnified Party will (and will cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available in order to mitigate and minimize any Losses subject to indemnification pursuant to this Article VI promptly upon becoming aware of any event or circumstance that could reasonably be expected to constitute or give rise to such Losses.

Section 6.7 Exclusive Remedy. The indemnification provisions of this Article VI shall be the sole and exclusive remedy of an Indemnified Party for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than any Transaction Document that expressly contains indemnification, damages or remedy provisions, which Transaction Documents shall be subject to the indemnification, damages or remedy provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Affiliates, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person may have against the other Party and its Affiliates, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than any Transaction Document that expressly contains indemnification, damages or remedy provisions, which Transaction Documents shall be subject to the indemnification, damages or remedy provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article VI. For the avoidance of doubt, the foregoing does not affect (a) a Party’s right to seek specific performance under this Agreement as provided in Section 9.10 or to seek resolution of any disputes regarding indemnification hereunder as provided in Article VIII, (b) a Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from Fraud and (c) any Transaction Document that expressly contains indemnification, damages or remedy provisions, which shall be subject to the indemnification, damages or remedy provisions contained therein and not this Article VI. For the avoidance of doubt, the provisions of this Section 6.7 are not intended to, and will not be deemed to, alter or supersede the indemnification, damages or remedy provisions contained in any of the Transition Services Agreement, the Transition Contract Manufacturing Agreement or the Transition Distribution Services Agreement.

Section 6.8 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnified Parties under this Article VI shall survive the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.

Section 6.9 Management of Actions. This Section 6.9 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Company Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 6.9.

(a) Management of SpinCo Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of any Actions that constitute only SpinCo Liabilities, SpinCo Assets or Separately Conveyed Assets (“SpinCo Controlled Actions”). If an Action that constitutes solely a SpinCo Liability, a SpinCo Asset or a Separately Conveyed Asset is commenced after the Distribution Time naming a member of the Company Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Company Group to be removed as a party to such Action. Neither the Company, on the one hand, or SpinCo or Parent, on the other hand, shall add the other to any Action pending as of the Distribution Time without the prior written consent of such other Party.

(b) Management of Company Controlled Actions. From and after the Distribution Time, the Company Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 6.9(b) and (ii) any other Actions that constitute only Excluded Liabilities or Excluded Assets (“Company Controlled Actions”). If an Action that constitutes solely an Excluded Liability or an Excluded Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then the Company shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action.

(c) Management of Actions Naming Both SpinCo and the Company. From and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Company Group is named in an Action that is neither a SpinCo Controlled Action nor a Company Controlled Action (a “Separate Action”), each of SpinCo and the Company shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and the Company shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d) Management of Mixed Actions. From and after the Distribution Time, any Action that constitutes both a SpinCo Liability, a SpinCo Asset or a Separately Conveyed Asset, on the one hand, and an Excluded Liability or an Excluded Asset, on the other hand and that do not constitute a SpinCo Controlled Action, Company Controlled Action or a Separate Action (clauses (i) and (ii), “Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article VI), as determined in good faith by the Company and SpinCo; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party. The Company and SpinCo shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for the Company and SpinCo and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Company and SpinCo may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Company and SpinCo) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Company and SpinCo shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability and an Excluded Liability) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Separately Conveyed Asset, on the one hand, and an Excluded Asset, on the other hand). In any Mixed Action, each of the Company and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Company Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (A) if a judgment is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Company Business and the SpinCo Business; and (B) if a recovery is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e) Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

Section 6.10 Settlement of Actions. No Party managing an Action pursuant to Section 6.9 shall settle or compromise such Action (other than the Company with respect to Company Controlled Actions and SpinCo with respect to SpinCo Controlled Actions) without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party, such managing Party may nevertheless settle such Action without such consent, unless such settlement or compromise would (i) result in any non-monetary remedy or relief being imposed upon any member of the other Party’s Group or (ii) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other Party’s Group or any of its Affiliates. No settlement or compromise in respect of any Action shall be made or consented to by any Party not managing an Action pursuant to Section 6.9 without the express written consent of the Party managing such Action.

Section 6.11 Limitation on Certain Damages. Notwithstanding anything to the contrary in this Agreement, and except to the extent such Losses are found by a court of competent jurisdiction to be owned to an unaffiliated third party in connection with a Third-Party Claim, no Party nor its Affiliates shall be liable under this Agreement or any other Transaction Document (except as expressly provided in any such other Transaction Document) to the other Party for any Losses that are punitive, incidental, consequential, special, indirect, exemplary, remote, speculative or similar damages (including loss of future profits, revenue or income, loss of business reputation or opportunity, diminution in value and any damages based on any type of multiple), whether or not advised of the possibility of such damages and whether or not such damages are reasonably foreseeable. For the avoidance of doubt, the provisions of this Section 6.11 do not apply to the Transition Services Agreement, the Transition Contract Manufacturing Agreement or the Transition Distribution Services Agreement, each of which shall be subject to the indemnification, damages and remedies provisions contained therein.

ARTICLE VII

OTHER AGREEMENTS

Section 7.1 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties will cooperate with each other and use (and will cause their respective Subsidiaries to use) commercially reasonable efforts, prior to, at and following the Distribution Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things, reasonably necessary on its part under applicable Law or Contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

Section 7.2 Confidentiality.

(a) From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, the Company shall not, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives, including attorneys, advisors and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose to any Person, other than Representatives of the Company or its Affiliates who reasonably need to know such information in providing services to any member of the Company Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any SpinCo Confidential Information. If any disclosures are made in connection with providing services to any member of the Company Group under this Agreement, any other Transaction Document or the Merger Agreement, then the SpinCo Confidential Information so disclosed shall be used only as required to perform the services. The Company shall use the same degree of care to prevent the unauthorized use or disclosure of the SpinCo Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Books and Records to the extent relating to the SpinCo Business, furnished to or otherwise in the possession of any member of the Company Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and the portion of any notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Company, any member of the Company Group or their respective officers, directors and Affiliates, to the extent they contain or otherwise reflect such Books and Records, is hereinafter referred to as “SpinCo Confidential Information.” SpinCo Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Books and Records or other information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Company Group not otherwise permissible under this Agreement, (ii) becomes available to the Company after the Distribution Time from a source other than SpinCo or its Affiliates, provided that such source was not known by the Company to be bound by a contractual, legal or fiduciary obligation of confidentiality to SpinCo or any member of the SpinCo Group with respect to such Books and Records or other information, or (iii) is developed independently by a member of the Company Group without use or reference to the SpinCo Confidential Information.

(b) From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, SpinCo shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, disclose to any Person, other than Representatives of SpinCo or its Affiliates who reasonably need to know such information in providing services to any member of the SpinCo Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any Company Confidential Information. If any disclosures are made in connection with providing services to any member of the SpinCo Group under this Agreement, any other Transaction Document or the Merger Agreement, then the Company Confidential Information so disclosed shall be used only as required to perform the services. SpinCo shall use the same degree of care to prevent the unauthorized use or disclosure of the Company Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Books and Records to the extent relating to the Company Business, furnished to or otherwise in the possession of any member of the SpinCo Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by SpinCo, any member of the SpinCo Group or their respective officers, directors and Affiliates, to the extent they contain or otherwise reflect such Books and Records, is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Books and Records that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the SpinCo Group not otherwise permissible under this Agreement, (ii) becomes available to SpinCo after the Distribution Time from a source other than the Company or its Affiliates; provided that such source was not known by SpinCo to be bound by a contractual, legal or fiduciary obligation of confidentiality to the Company or any member of the Company Group with respect to such Books and Records, or (iii) is developed independently by a member of the SpinCo Group without use or reference to the Company Confidential Information.

(c) If a member of the Company Group, on the one hand, or a member of the SpinCo Group, on the other hand, is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or applicable Law to disclose or provide any SpinCo Confidential Information or Company Confidential Information (other than with respect to any such Books and Records furnished pursuant to the provisions of Article IV), as applicable, the Person receiving such request or demand shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand shall take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any SpinCo Confidential Information or Company Confidential Information, as the case may be, to the extent required by such Governmental Authority or applicable Law (as so advised by counsel).

(d) Notwithstanding anything in this Section 7.2, to the extent that the treatment, maintenance, use, non-use, license, disclosure or non-disclosure of any SpinCo Confidential Information or Company Confidential Information is expressly addressed in any Transaction Document, the applicable terms of such Transaction Document will control in such situations. Each Party further acknowledges and agrees that, notwithstanding anything in this Section 7.2 to the contrary, (i) Representatives of the Company and its Subsidiaries may retain certain residual knowledge of the SpinCo Confidential Information, and (ii) Transferred Employees and contractors may retain certain residual knowledge of the Company Confidential Information, in each case that are or may be indistinguishable from generalized industry knowledge and, accordingly, each Party acknowledges and agrees that nothing herein shall prohibit any Party (or its Affiliates) from using or otherwise exploiting for its own benefit or for the benefit of any third Person such residual knowledge; provided, that (1) such residual knowledge has been retained solely in the unaided memory of such Representatives or Transferred Employees or contractors (in each case, without intentional memorization) in intangible form and without use, copying or reference to any documented or tangible copies of SpinCo Confidential Information or Company Confidential Information, as applicable, (2) the foregoing will not be deemed in any event to provide any right for any member of the Company Group to infringe any SpinCo Intellectual Property or any rights of any third parties that have licensed or provided materials to the SpinCo Business, or otherwise to grant any license with respect to any SpinCo Intellectual Property (which rights shall be solely contained in the Intellectual Property Cross-License Agreement), (3) the foregoing will not be deemed in any event to provide SpinCo with any right to infringe any Intellectual Property Rights of the Company or any rights of any third parties that have licensed or provided material to the Company, or otherwise to grant any license with respect to any Intellectual Property Rights of the Company, and (4) other than as expressly set forth in any Transaction Document, any use of such residual knowledge is on an “as is, where is” basis, with all faults and all representations and warranties disclaimed and at the sole risk of such Representatives, the Company, SpinCo, Parent and each Parties’ Affiliates, as applicable.

Section 7.3 Insurance Matters. SpinCo and Parent acknowledge that the Insurance Policies and insurance coverage maintained in favor of the SpinCo Business, the SpinCo Group, the SpinCo Assets and the Separately Conveyed Assets are part of the corporate insurance program maintained by the Company Group and its Affiliates (such policies, the “Corporate Policies”), and such coverage will not be available or transferred to the SpinCo Group. In furtherance and not in limitation of the foregoing, SpinCo and Parent agree, and agree to cause the other members of the SpinCo Group, not to bring any claim for recovery under any of the Corporate Policies, whether or not such Person may be so entitled in accordance with the terms of such Corporate Policies; provided that SpinCo, Parent and their Affiliates will reasonably cooperate with the Company (at the Company’s sole cost and expense) to bring any claim under any Corporate Policy to the extent reasonably requested by the Company, and to promptly pay under proceeds received in respect of any such claim to (or as directed by) the Company. It is understood that the Company shall be free at its discretion at any time from and after the Distribution Time to cancel or not renew any of the Corporate Policies.

Section 7.4 Separation Expenses. Except as otherwise expressly set forth herein, in any other Transaction Document or in the Merger Agreement, all fees and expenses incurred by the Parties, including in connection with the Reorganization, the Distribution and the other transactions contemplated by this Agreement, shall be borne by the Party that has incurred such fees and expenses.

Section 7.5 Transaction Documents. Effective on or prior to the Distribution Time, each of the Company and SpinCo will, or will cause the applicable members of its Group to, execute and deliver the Tax Matters Agreement, the Transition Contract Manufacturing Agreement, the Transition Distribution Services Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the Intellectual Property Cross-License Agreement, the Clean-Trace Agreement and the Real Estate License Agreement(s). To the extent that the provisions of any of the other Transaction Documents conflict with the provisions of this Agreement, the provisions of such other agreement or agreements shall govern with respect to the subject matter addressed thereby to the extent of such conflict or inconsistency. For illustrative purposes, the Parties intend that (a) to the extent set forth in the Employee Matters Agreement and unless otherwise provided therein, any representations, warranties, covenants or agreements (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) between the Parties with respect to employment matters or matters relating to compensation and benefits shall be governed exclusively by the Employee Matters Agreement and (b) if there is a conflict between any provision of this Agreement and a provision in the Tax Matters Agreement in relation to a matter addressed by the Tax Matters Agreement, the provision of the Tax Matters Agreement shall control.

Section 7.6 Interest on Payments. Except as expressly provided to the contrary in this Agreement or in any other Transaction Document, any amount not paid when due pursuant to this Agreement shall accrue interest of 4.0% per annum, or, if less, the maximum interest rate allowable under applicable Law in the applicable jurisdiction, compounded quarterly. Notwithstanding the foregoing, at no time shall any Party be obligated pursuant to the foregoing sentence to pay interest at a rate exceeding the maximum interest rate allowable under applicable Law in any applicable jurisdiction. If, by the terms of such foregoing sentence, any Party would otherwise be obligated at any time to pay interest at a rate in excess of the such maximum interest rate in such applicable jurisdiction, the interest payable shall be recomputed and reduced to such maximum interest rate, and the portion of all prior interest payments exceeding such maximum rate shall be applied to payment of the underlying principal amount.

Section 7.7 Determination of Basis Amount. No later than five (5) Business Days before the Distribution, the Company will deliver its determination of the Basis Amount to Parent. Subject to the proviso in the definition of “Basis Amount,” such determination shall be final and binding upon the Parties.

Section 7.8 No Disposition of Garden UK. Prior to the Distribution Date and until (and including) the 30th day after the Distribution Date, Parent will not enter into any arrangements to (a) transfer or otherwise dispose of the legal or beneficial ownership of any equity interests of Garden UK or (b) transfer legal or beneficial ownership of any of the assets or business of Garden UK from Garden UK. For the avoidance of doubt references to transfers or disposals include transfers between or among Parent and its Subsidiaries and otherwise.

Section 7.9 Cooperation. Between the date hereof and the earlier of the Closing Date and valid termination of this Agreement, the Parties shall and shall cause their respective Affiliates to, at their own cost and expense, cooperate and work together in good faith to prepare and plan for the smooth and orderly transition of the SpinCo Business to Parent (including the provision and receipt of the Transition Services, Contract Manufacturing Services, and Transition Distribution Activities set forth in the Transaction Documents in accordance with the terms and conditions of the applicable forms of Transaction Documents); provided, for the avoidance of doubt, that neither Party shall be required to agree to any amendment, modification or other change to such forms of Transaction Documents (except to the extent that further modifications or changes to such forms of Transaction Documents are expressly contemplated to occur prior to Closing as described in the applicable forms of such Transaction Documents and the Exhibits, Annexes, Schedules and notes therein, including with respect to the Transition Services to be provided under the Transition Services Agreement) in connection with the cooperation process described in this Section 7.9. In furtherance of the foregoing, between the date hereof and the earlier of the Closing Date and the valid termination of this Agreement pursuant to Section 9.15, (a) the Parties will work together to evaluate and discuss the addition of services which would qualify as “Omitted Services” (as defined in the Transition Services Agreement) and, upon request by Parent, such services will be added as a Transition Service under the Transition Service Agreement, if such service would be eligible to be added as an Omitted Service under Section 2.2 of the Transition Services Agreement, in the same manner, and subject to the same terms and conditions, contemplated by Section 2.2 of the Transition Services Agreement, and (ii) in no event shall any Out-of-Scope Services be eligible to be added as a Transition Service), and (b) the Parties will ensure that appropriate Representatives of the Company or Parent and their respective Affiliates (as applicable) with sufficient knowledge and qualifications to prepare and plan for the transition of the operations of the SpinCo Business shall participate in transition service planning meetings (in-person or virtually) on a regular basis as reasonably agreed between the Company and Parent, to (i) discuss the overall status and plans for the transition of the SpinCo Business to Parent and the Transition Services, and the addition of services as described above, and (ii) discuss such other matters as may be reasonably agreed between Parent and the Company. The Parties agree that the Out-of-Scope Services listed on Annex B to the Transition Services Agreement as of the date hereof shall not be added to or expanded upon prior to the Closing Date.

ARTICLE VIII

DISPUTE RESOLUTION PROCEDURES

Section 8.1 Disputes. Except as otherwise specifically provided in any Transaction Document and subject to Section 9.10, the procedures for discussion, negotiation and mediation set forth in this Article VIII shall apply to all disputes, controversies or claims (whether arising in contract, tort or otherwise) arising out of, relating to or in connection with this Agreement or any Transaction Document, or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby on or prior to the Distribution Time, including the Contribution (but not including the Merger Agreement or the Merger)), or the commercial or economic relationship of the Parties relating hereto or thereto, between or among any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand (any such dispute, controversies, or claims, a “Dispute”). Any indemnification, limitations on remedies, and limitations on liabilities expressly set forth in the Merger Agreement or any Transaction Document shall be governed by such express provisions therein and not by this Article VIII.

Section 8.2 Escalation; Mediation.

(a) It is the intent of the Parties to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any Party involved in a Dispute with respect to such matters (except as otherwise specifically provided in any Transaction Document) may deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the Parties at a senior level of management of the Parties (or if the Parties agree, of the appropriate strategic business unit or division within such entity), and which initial representatives shall be Group President, Health Care Business Group (Mojdeh Poul) and Senior Vice President, Corporate Development (Jerry Will) of the Company and President and CEO of Parent (John Adent). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each Party involved in the Dispute (which copy shall state that it is an Escalation Notice pursuant to this Agreement). Any agenda, location or procedures for such discussions or negotiations between the Parties may be established by the Parties from time to time; provided, however, that the Parties shall use their commercially reasonable efforts to meet within thirty (30) days of the Escalation Notice.

(b) If the Parties are not able to resolve the Dispute through the escalation process set forth in Section 8.2(a) within thirty (30) days of the Escalation Notice for such Dispute or the Company, on the one hand, or SpinCo and Parent, on the other, reasonably concludes that the other Party is not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then each Party shall have the right to refer the Dispute to mediation by providing written notice to the other Party. If either Party refers the Dispute to mediation pursuant to the prior sentence, then the Parties shall retain a mediator to aid the Parties in their discussions and negotiations by informally providing advice to the Parties. Unless mutually agreed by the Parties in writing, any opinion expressed or delivered by the mediator shall be strictly advisory and shall not be binding on the Parties, nor shall any opinion expressed or delivered by the mediator be admissible in any other proceeding. The mediator may be chosen from a list of mediators previously selected by the Parties or by other agreement of the Parties. If a mediator cannot be agreed upon by the Parties within ten (10) days of a Party providing written notice of mediation pursuant to the first sentence of this Section 8.2(b), then each of the Company and SpinCo shall nominate a mediator, and those two (2) mediators will select a third (3rd) mediator who shall act as the mediator for such Dispute. Costs of the mediation shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses. Mediation shall be a prerequisite to the commencement of any action by a Party; provided that no Party shall be required to engage in more than 90 days of mediation prior to commencing an Action.

Section 8.3 Court Actions. In the event that any Party, after complying with the provisions set forth in Section 8.2, desires to commence an Action, such Party, subject to Section 9.3 and Section 9.11, may submit the Dispute (or such series of related Disputes) to any court of competent jurisdiction as set forth in Section 9.3.

Section 8.4 Conduct during Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause their respective members of their Group to, continue to honor all covenants and agreements under this Agreement and each Transaction Document in accordance with the terms thereof during the course of dispute resolution pursuant to the provisions of this Article VIII, unless such covenants or agreements are the specific subject of the Dispute at issue.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Corporate Power; Facsimile Signatures.

(a) The Company represents on behalf of itself and on behalf of other members of the Company Group, SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, and Parent represents on behalf of itself and on behalf of its Subsidiaries, as follows:

(i) each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and each other Transaction Document to which it is a Party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Transaction Document to which it is a Party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b) Each Party acknowledges that it and each other Party is executing certain of the Transaction Documents by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Document (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (.pdf) shall be effective as delivery of such executed counterpart of this Agreement or any other Transaction Document. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in .pdf) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Transaction Document to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

Section 9.2 Survival of Covenants. Except as expressly set forth in this Agreement, any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any covenants and other agreements contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger and shall remain in full force and effect.

Section 9.3 Governing Law; Submission to Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), and, unless expressly provided therein, each other Transaction Document, shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Company and SpinCo, on behalf of itself and the members of its Group agrees that any Action related to this Agreement, unless expressly provided therein, each other Transaction Document, shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action contemplated by this Section 9.3; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any Action contemplated by this Section 9.3 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 9.3 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 9.4 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties agrees that a final judgment in any such Action in a Chosen

Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 9.4 Notices. All notices, requests, claims, demands and other communications among the Parties under this Agreement and, unless otherwise provided therein, the other Transaction Documents shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.4):

If to the Company or, on or prior to the Distribution Date, to SpinCo, then to:

3M Company

3M Health Care Business Group

3M Center, Building 220-14E-13

St. Paul, MN 55144-1000

Attention: Mojdeh Poul, Group President

Email: mpoul@mmm.com

with a copy (which shall not constitute notice) to:

3M Company

3M Office of General Counsel

3M Center, Building 220-9E-02

St. Paul, MN 55144-1000

Attention: Michael Dai, Assistant Secretary

Email: dealnotices@mmm.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

Attention: Steven A. Rosenblum; Jenna E. Levine

E-mail: SARosenblum@wlrk.com; JELevine@wlrk.com

If to Parent or, following the Distribution Date, to SpinCo, then to:

Neogen Corporation

620 Lesher Place

Lansing, MI 48912

Attention: Amy Rocklin, Vice President and General Counsel

Email: ARocklin@neogen.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Telephone: (212) 310-8000

Attention: Michael J. Aiello; Eoghan P. Keenan

E-mail: michael.aiello@weil.com; eoghan.keenan@weil.com

Section 9.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms; provided, that, following the Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business and included in the SpinCo Assets, which information shall no longer be considered “Evaluation Material” for purposes thereof (provided further that the foregoing shall in no way diminish, eliminate or alter any obligation of Parent with respect to any other Evaluation Material).

Section 9.7 Amendment. No provision of this Agreement or any other Transaction Document (except as otherwise provided therein) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 9.8 Waivers of Default. A waiver by a Party of any default by another Party of any provision of this Agreement or any other Transaction Document shall not be deemed a waiver by the waiving Party of any subsequent or other default. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any other Transaction Document shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving, and provided, that, unless the Merger Agreement shall have been terminated in accordance with its terms, any waiver by SpinCo that is adverse in any material respect to Parent shall require the prior written consent of Parent.

Section 9.9 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Party, except that a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement. The provisions of this Agreement and the obligations and rights under this Agreement shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Except as provided in Article VI with respect to Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and members of their respective Groups and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document (except as otherwise provided therein), the party or parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of their rights under this Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties. Nothing in this section is intended to limit or waive the aggrieved Party’s ability to pursue any other remedy to which it is entitled.

Section 9.11 Waiver of Jury Trial. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.11. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.11 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 9.12 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 9.14 Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any other Transaction Document, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) notify the other Parties of the nature and extent of any such Force Majeure and (b) use due diligence to remove any such causes and resume performance under this Agreement or the applicable other Transaction Document as soon as feasible.

Section 9.15 Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. After the Distribution Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 9.16 Public Announcements. From and after the Distribution Time, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (in which case Parent or the Company, as applicable, will promptly notify the other of the plan to make such public statement and the Parties will use efforts reasonable under the circumstances to cause a mutually agreeable release or announcement to be issued).

Section 9.17 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Article,” “Section,” “paragraph,” “clause,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) the Company, SpinCo and Parent have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening a Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (k) a reference to any Person includes such Person’s successors and permitted assigns.

Section 9.18 Performance. The Company will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Company Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Parent will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by Parent or any Subsidiary of Parent (including, from and after the Effective Time, the members of the SpinCo Group). Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 9.18 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

3M COMPANY

By:	/s/ Mojdeh Poul
Name: Mojdeh Poul
Title: Group President, 3M Health Care

GARDEN SPINCO CORPORATION

By:	/s/ Jerry Will
Name: Jerry Will
Title: Vice President

NEOGEN CORPORATION

By:	/s/ John Adent
Name: John Adent
Title: President and CEO

[Signature Page to Separation and Distribution Agreement]